SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

12 ARTHUR STREET,

LONDON, EC4R 9AQ, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X           Form 40-F

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

PRUDENTIAL

Solvency and Financial Condition Report

Prudential plc 31 December 2017

Prudential plc

Solvency and Financial Condition Report

31 December 2017

This report has been prepared in compliance with the Commission Delegated Regulation (EU) 2015/35 of 10 October 2014 supplementing Directive 2009|138|EC of the European Parliament and of the Council on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II) (‘Delegated Regulation’). The structure of this report follows the structure set out in Annex XX and discloses the information referred to in Articles 292 to 298 and Article 359 of the Delegated Regulation. The report also contains narrative information in quantitative and qualitative form supplemented, where appropriate, with quantitative templates.

Summary

Summary

Prudential plc is a public limited company incorporated and registered in England and Wales. Prudential plc is the parent company of the Prudential Group (the ‘Prudential Group’, ‘Prudential’ or the ‘Group’). The Group is an international financial services group, with operations in Asia, the US, UK and Europe and Africa.

Business and Performance

Prudential meets the long-term savings and protection needs of a growing middle class and ageing population. The Group focuses on three markets – Asia, the US and the UK and Europe – where the need for its products is strong and growing and the Group uses its capabilities, footprint and scale to meet that need. In recent years, the Group has expanded into Africa, taking advantage of the emerging demand for its products in the region.

Prudential aims to capture three long-term opportunities across its key geographical markets:

—	Serving the protection and investment needs of the growing middle class in Asia;
—	Providing asset accumulation and retirement income products to US baby boomers; and
—	Meeting the savings and retirement needs of an ageing British and continental European population.

During 2017, Prudential announced that the Group were combining asset manager, M&G, and Prudential UK and Europe to form M&G Prudential, a leading savings and investment business in the UK and Europe well positioned to target growing customer demand for comprehensive financial solutions.

The Group has built on its good start to 2017 through disciplined execution of its strategy, again led by its businesses in Asia.

The performance of the Prudential Group for the year ended 31 December 2017 set out in Section A is described using the Group’s results as presented in its IFRS financial statements. Prudential comments on its performance in local currency terms (expressed on a constant exchange rate (CER) basis) to show the underlying business trends in a period of currency movement.

Group IFRS operating profit based on longer-term investment returns (‘IFRS operating profit’) was 6 per cent higher at £4,699 million on a CER basis (up 10 per cent on an actual exchange rate basis). IFRS operating profit from the Group’s Asia life insurance and asset management businesses grew by 15 per cent, reflecting continued broad-based business momentum across the region, with double-digit growth in eight out of twelve life insurance markets. In the US, Jackson’s total IFRS operating profit increased by 3 per cent, due mainly to growth in fee income on higher asset balances, which outweighed the anticipated reduction in spread earnings. In the UK and Europe, M&G Prudential’s total IFRS operating profit was 10 per cent higher than the prior year, reflecting 6 per cent growth in the IFRS operating profit generated from insurance business and 18 per cent growth in that generated from asset management.

In March 2018, the Group announced its intention to demerge its UK and Europe businesses (‘M&G Prudential’) from Prudential plc, resulting in two separately listed companies, with different investment characteristics and opportunities. The Group’s businesses share common heritage, values and purpose. Looking forward, the Group believes it will be better able to focus on meeting its customers’ rapidly evolving needs and to deliver long-term value to investors as two separate businesses. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In line with its strategy to transition towards a more capital efficient, de-risked business model, M&G Prudential agreed in March 2018 to the sale of £12.0 billion (IFRS shareholder annuity liabilities valued as at 31 December 2017) of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the UK demerger process.

In preparation for the UK demerger process, and to align the ownership of the Group’s businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential’s UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019. Further details on the demerger are set out in Section A.1.3, ‘Significant business or other events that have material impact on the group’.

Solvency and Financial Condition Report 2017   Prudential plc    1

Summary

System of Governance

The Board of Prudential plc is collectively responsible for the success of the business through the delivery of sustainable value to shareholders, setting the Group’s strategy and overall risk appetite, providing leadership within a framework of effective controls, and monitoring management’s performance against strategic goals and ensuring sufficient resources are in place to achieve these goals.

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group. The governance framework outlines the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance. The Group Governance Manual (the Manual) sets out the policies and procedures by which the Group operates within this framework, taking into account relevant statutory, regulatory and governance matters.

All the Group’s stakeholders benefit from the Board taking an active role in the development and execution of its strategy, ensuring it is fit for today and for the future. The Board’s decision to separate M&G Prudential was not taken lightly and the Board took significant time to consider the benefits for shareholders and customers and the impact on Prudential’s wider stakeholders.

The Board now has a vital role to play stewarding the separation process, working with management and ensuring that every part of the Group continues to deliver for customers. This task makes ensuring a strong and diverse Board more important than ever. There were a number of changes to the Board in 2017 in both non-executive and executive roles, reflecting the strength of Prudential’s succession planning. Fundamental to demonstrating good governance and stewardship is having in place processes to allow the Board to make a robust assessment of the risks facing Prudential’s business and those internal controls used to mitigate them.

The global market for talent continues to be highly competitive and the Group’s priority remains to ensure that it has the best possible executive and non-executive team. The Group has committed to focusing particularly on strengthening gender diversity, alongside diversity of skills, in the succession planning in 2018.

An external independent evaluation was conducted at the end of 2017 to consider how the Board can improve and work together more effectively. The review concluded that the Board’s strengths included creating a collegiate and constructive environment, effective use of time and materials, and strong risk and control oversight.

Further information on Prudential’s system of governance including information on the composition of its Board, key functions, risk management and internal control system is provided in Section B.

Risk Profile

2017 was, in many respects, a year of global geopolitical transition. Popular discontent was one of the driving factors, shifting the political landscape in many countries, in particular in the US and across Western Europe. The nature of technology risks evolved during the year, with high profile and untargeted attacks affecting companies around the world. Despite all this, financial markets appeared largely unperturbed during 2017 with low volatility and steady and broad global economic growth, and the first steps were taken toward monetary policy tightening in key economies.

As in previous years, Prudential continues to maintain a sustained focus on managing prevailing market conditions and macroeconomic uncertainty arising from the global environment.

Prudential defines ‘risk’ as the uncertainty that it faces in implementing its strategies and objectives successfully. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when the Group thinks there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

Prudential’s Group Risk Framework and risk appetite have allowed us to control its risk exposure successfully throughout the year. Its governance, processes and controls enable Prudential to deal with the uncertainty ahead in order to continue helping its customers achieve their long-term financial goals.

Further information on the main risks inherent in Prudential’s business (namely credit risk, market risk, insurance or underwriting risk, liquidity risk, operational risk, business environment risk and strategic risk) and how Prudential manage these risks and maintain an appropriate risk profile is provided in Section C.

Solvency and Financial Condition Report 2017   Prudential plc    2

Summary

Valuation for Solvency Purposes

For the purposes of Solvency II reporting, Prudential applies the Solvency II valuation rules to value the majority of the assets and liabilities of the Group. As a general principle, technical provisions under Solvency II are valued at the amount for which they could theoretically be transferred immediately to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and a risk margin plus a transitional deduction, which was recalculated at 31 December 2017.

The assets and other liabilities are valued under Solvency II at the amount for which they could be exchanged between knowledgeable and willing parties in an arm’s length transaction. The assets and other liabilities are valued separately using methods that are consistent with this principle in accordance with the valuation approaches set out in the Solvency directives.

In accordance with the Solvency II framework, and as agreed with the Prudential Regulation Authority (PRA), the US insurance companies (Brooke Life Insurance Company, Jackson National Life Insurance Company, Jackson National Life Insurance Company of New York and Squire Reassurance Company II) are aggregated into the Group’s Solvency II results using the ‘Deduction and Aggregation’ methodology on an ‘equivalent’ basis. The Group’s Solvency II results therefore incorporate US insurance companies as follows:

—	Own funds: represents Jackson’s local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
—	Solvency Capital Requirement: represents 150 per cent of Jackson’s local US Risk Based Capital requirement (Company Action Level); and
—	No diversification benefits are taken into account between Jackson and the rest of the Group.

The own funds and capital for asset managers and non-regulated entities carrying out financial activities are included using sectoral rules and notional sectoral rules, respectively.

Further information on the valuation of assets, technical provisions and other liabilities of the Group for solvency purposes is provided in Section D, including a discussion of the differences between Solvency II and IFRS valuation bases.

Capital Management

The Group has been granted approval by the PRA to calculate its Solvency Capital Requirement (SCR) for all companies in the Group, except the US insurance entities discussed above, based on its internal model. The Group solvency capital requirement has been met during 2017.

The Group’s shareholder Solvency II position was published in the Group’s 2017 Annual Report. A reconciliation from the amounts shown in the Annual Report to the Solvency II position included in the quantitative reporting templates (QRTs) attached to this document, which incorporates the Group’s ring-fenced funds, is provided in Section E.1.2.

At 31 December 2017, the Group’s consolidated own funds as shown in the QRTs (including those of the Group’s ring-fenced funds) were £32,978 million (of which 85 per cent were classified as Tier 1) to cover an SCR of £19,659 million, leading to a surplus of £13,319 million. As at 31 December 2017, the minimum Group SCR was £8,891 million.

Additional information on the components of the Group’s own funds and solvency capital requirement is also provided in Section E.

Solvency and Financial Condition Report 2017   Prudential plc    3

A. Business and Performance

A.	Business and Performance

(Unaudited)

A.1	Business

A.1.1	Overview

Name and legal form

Prudential plc (the Company) is a public limited company incorporated and registered in England and Wales.

Prudential plc (the Company) is a parent holding company. The Company together with its subsidiaries (collectively, the Group) is an international financial services group with operations in Asia, the US, UK and Europe and Africa.

The Company has dual primary listings in London (premium listing) and Hong Kong and has therefore adopted a governance structure based on the UK and Hong Kong Corporate Governance Codes. Prudential also maintains secondary listings on the New York Stock Exchange and the Singapore Stock Exchange.

Supervisory authority

The Group is supervised by the Prudential Regulation Authority (PRA), the Group’s lead supervisor in accordance with the Financial Services and Markets Act 2000 (FSMA). The contact details are:

Prudential Regulation Authority

Bank of England

Threadneedle Street

London

EC2R 8AH

United Kingdom

External auditor

The Group is audited by KPMG LLP. The contact details are:

KPMG LLP

15 Canada Square

London

E14 5GL

United Kingdom

Holders of qualifying holdings

As at 31 December 2017, there were no holders of qualifying holdings in Prudential plc (being a holder of 10 per cent or more of the capital or voting rights).

The following notifications as at 31 December 2017 have been disclosed under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules in respect of notifiable interests exceeding 3 per cent in the voting rights of the issued share capital.

As at 31 December 2017	% of total voting rights
Capital Group Companies, Inc.	9.87
BlackRock, Inc	5.08
Norges Bank	3.99

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A.	Business and Performance

A.1.2	Group structure

Material subsidiaries

Prudential plc is the ultimate parent holding company of the Group. The table below lists Prudential’s material subsidiaries:

Name of entity	Main activity	Jurisdiction of incorporation
The Prudential Assurance Company Limited	Insurance	England and Wales
M&G Group Limited	Asset management	England and Wales
Jackson National Life Insurance Company*	Insurance	Michigan, US
Prudential Corporation Asia Limited	Insurance	Hong Kong
*	Owned by a subsidiary undertaking of the Company.

The material subsidiaries listed above are all wholly owned group companies both as to equity and voting rights.

Material subsidiaries have boards including independent non-executives, as well as executives, and the focus of these boards is on oversight of the relevant material subsidiary, rather than the day-to-day management.

Information on the scope of the Group

A complete list of the Group’s related undertakings is provided in the attached template S.32.01.22 ‘Undertakings in the scope of the group’. As required, this includes subsidiaries, joint ventures/associates and participations (being holdings in excess of 20 per cent where the Group exercises no significant influence or control).

The scope of the Group for Solvency II purposes is the same in all material respects as for the Group’s IFRS consolidated financial statements.

Simplified group structure

Following the combination during the year of the Group’s UK insurance business and M&G to form M&G Prudential the Prudential Group is restructured around three main business units: Prudential Corporation Asia (incorporating the asset management business, Eastspring Investments), North America Business Unit and M&G Prudential in UK and Europe. In addition, in recent years, the Group has expanded into Africa. These are supported by central functions which are responsible for Prudential strategy, cash and capital management, leadership development and succession, reputation management and other core group functions.

The following chart shows, in a simplified form, the legal structure of the Prudential Group as at 31 December 2017*.

*

In March 2018, the Group announced its intention to demerge its UK and Europe businesses (‘M&G Prudential’) from the Group, resulting in two separately-listed companies. See Section A.1.3, ‘Significant business or other events that have material impact on the group’, for further details.

Solvency and Financial Condition Report 2017   Prudential plc    5

A.	Business and Performance

Governance and organisational structure of the Group

The following chart shows, in simplified form, the governance and organisational structure of the Prudential Group as at 31 December 2017.

A.1.3	Business and performance

Material lines of business and material geographical areas

Prudential meets the long-term savings and protection needs of a growing middle class and ageing population. Prudential focuses on three markets – Asia, the US and the UK and Europe – where the need for its products is strong and growing and the Group uses its capabilities, footprint and scale to meet that need. In recent years, the Group has expanded into Africa, taking advantage of the emerging demand for its products in the region.

Asia

Prudential Corporation Asia has operations in Hong Kong, Singapore, Indonesia, Malaysia and other Asian countries. Its core business is health, protection, either attached to a life policy or on a standalone basis, other life insurance (including participating business) and mutual funds. It also provides selected personal lines property and casualty insurance, group insurance and institutional fund management. The product range offered is tailored to suit the individual country markets. Insurance products are distributed mainly through an agency sales force together with selected banks, while the majority of mutual funds are sold through banks and brokers. Eastspring Investments is a leading asset manager in Asia and provides investment solutions across a broad range of asset classes.

US

In the United States, Prudential offers a range of products through Jackson National Life Insurance Company and its subsidiaries, including fixed annuities (fixed interest rate annuities, fixed index annuities and immediate annuities), variable annuities and institutional products (including guaranteed investment contracts and funding

Solvency and Financial Condition Report 2017   Prudential plc    6

A.	Business and Performance

agreements). Jackson distributes these products through independent insurance agents, independent broker-dealers, regional broker-dealers, wirehouses, banks, credit unions and other financial institutions.

UK and Europe

In August 2017, Prudential combined M&G, its international investment management business, with Prudential’s UK and European life insurance business to form M&G Prudential. The Group also announced a major investment programme in the new combined business’s infrastructure to improve customer service, accelerate product development and widen customer choice.

M&G Prudential serves two of the world’s largest savings and investments markets with asset pools in the UK and Europe of £7 trillion and €14 trillion respectively. Across the region, people increasingly need help to meet their long-term financing goals as responsibility for retirement savings passes from state and employer to the individual. They want easy access to savings and investment solutions, as well as guidance and advice from trusted providers. In addition, persistently low rates of return on bank cash deposits are fuelling demand for investment solutions, whether people are saving for retirement, building a lump sum or protecting their wealth from inflation.

Africa

Prudential entered Africa in 2014 to offer products to new customers in one of the fastest-growing regions in the world. Prudential aims to provide products that help its customers to live longer and healthier lives, and save to improve future choices for them and their families.

Significant business or other events that have material impact on the Group

During 2017, Prudential’s clear, consistent strategy, high-quality products and improving capabilities have enabled the Group to meet the needs of customers around the world better than ever before.

In Asia, Prudential continues to develop its capabilities and reach, which build scale and enhance quality, reflecting its focus on recurring-premium health and protection business and the quality of its execution. Prudential’s asset management business in Asia, Eastspring Investments, has again seen growth, with its total assets under management up 18 per cent (on an actual exchange rate basis) to £138.9 billion and IFRS operating profit also up 18 per cent £176 million.

In the US, Prudential remain focused on meeting the retirement income needs of the growing generation of baby boomer retirees and expanding its operations into the large asset pools of the fee-based advisory market. Although the evolving regulatory environment continues to cause industry sales disruption, in 2017 Jackson delivered positive separate account net inflows of £3.5 billion, with separate account assets reaching £130.5 billion, an increase of 19 per cent. In December 2017 the US enacted a major tax reform package, including a reduction in the corporate income tax rate from 35 per cent to 21 per cent effective from 1 January 2018. While this led to a £445 million charge in the income statement from re-measuring deferred tax balances on the IFRS balance sheet, the Group expects the tax changes to be positive in the long term. The US effective tax rate is expected to fall from the current rate of circa 28 per cent to circa 18 per cent in the future.

In the UK and Europe, both UK life and asset management businesses performed well in 2017. PruFund new business sales increased significantly, while M&G saw record net inflows of £17.3 billion from external clients. Overall M&G Prudential assets under management reached £351 billion, up from £311 billion at 31 December 2016.

Intention to demerge the Group’s UK businesses and sale of £12.0 billion UK annuity portfolio

In March 2018, the Group announced its intention to demerge its UK and Europe businesses (‘M&G Prudential’) from Prudential plc, resulting in two separately-listed companies. On completion of the demerger, shareholders will hold interests in both Prudential plc and M&G Prudential.

In preparation for the UK demerger process, and to align the ownership of the Group’s businesses with their operating structures, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential’s UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

M&G Prudential agreed in March 2018 to the sale of £12.0 billion (IFRS shareholder annuity liabilities valued as at 31 December 2017) of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. The capital benefit of this transaction will be retained within the Group to support the demerger process.

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A.	Business and Performance

The IFRS liabilities relating to M&G Prudential’s total UK shareholder annuity portfolio as at 31 December 2017 were £32.6 billion. The UK annuity business being sold contributed around £140 million towards UK life insurance core1 IFRS operating profit before tax of £597 million in 2017. Total M&G Prudential IFRS operating profit before tax was £1,378 million in 2017.

Based on asset and liability values as at 31 December 2017, the transaction is estimated to give rise to a pre-tax IFRS loss of around £500 million in the first half of 2018, alongside the de-risking being achieved.

Prudential plc’s Hong Kong subsidiaries which are subject to legal transfer from The Prudential Assurance Company Limited to Prudential Corporation Asia Limited comprise its life business, Prudential Hong Kong Limited, and its general insurance business, Prudential General Insurance Hong Kong Limited. Hong Kong will continue to be included in the segmental reporting of Asia’s IFRS and embedded value results. The transfers will be subject to regulatory approval.

The sale of the UK annuity portfolio and the transfer of Prudential plc’s Hong Kong subsidiaries to Asia are expected to complete by the end of 2019.

The estimated pro-forma impact on the Group shareholder Solvency II capital position, assuming that these actions had both been completed as at 31 December 2017, is an increase in surplus of £0.3 billion and an increase in the shareholder solvency ratio of 6 percentage points.

Pro-forma estimated Group shareholder Solvency II capital position

	Own funds £bn	SCR £bn	Surplus £bn	Ratio %
31 December 2016 as reported	24.8	12.3	12.5	201
31 December 2017 as reported	26.4	13.1	13.3	202
31 December 2017 pro-forma estimate*	26.2	12.6	13.6	208
*	The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc’s Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017.

On the same basis, the estimated pro-forma impact on the shareholder Solvency II capital position of the UK regulated insurance entity, The Prudential Assurance Company Limited, is provided in the table below. This pro-forma solvency position reflects the reduced risk exposures in the UK insurance entity after the partial annuity sale and Hong Kong transfer.

Pro-forma estimated The Prudential Assurance Company Limited shareholder Solvency II capital position

	Own funds £bn	SCR £bn	Surplus £bn	Ratio %
31 December 2016 as reported	12.0	7.4	4.6	163
31 December 2017 as reported	14.0	7.9	6.1	178
31 December 2017 pro-forma estimate*	8.5	5.7	2.8	150
*

The pro-forma estimate assumes that the partial sale of the UK annuity portfolio and the transfer of Prudential plc’s Hong Kong subsidiaries to Asia had both been completed as at 31 December 2017. In relation to the sale of the UK annuity portfolio, this estimate includes a £1.3 billion reduction in the Solvency Capital Requirement (SCR) and a £0.2 billion decrease in Own Funds, resulting in an increase in capital surplus of £1.1 billion, of which £0.6 billion is expected to be recognised in the UK capital position as at 30 June 2018 under the reinsurance agreement. In relation to the Hong Kong transfer, the impact on the SCR allows for the release of the Hong Kong business standalone SCR of £2.0 billion, partially offset by the removal of diversification benefits between UK and Hong Kong of £1.1 billion.

This report reflects the governance and risk framework currently in place and in operation over 2017.

In addition the Group undertook the following corporate transactions in the period:

Entrance into Nigeria

In July 2017 the Group acquired a majority stake in Zenith Life of Nigeria and formed exclusive bancassurance partnerships with Zenith Bank in Nigeria and Ghana. The acquisition and bancassurance partnerships will see Prudential enter the market in Nigeria, Africa’s largest economy, with a population of over 180 million. This expands Prudential’s regional platform in Africa following the launch of businesses in Ghana and Kenya in 2014, in Uganda in 2015 and Zambia in 2016.

1	Core refers to the underlying profit of the UK and Europe insurance business excluding the effect of, for example, management actions to improve solvency and material assumption changes.

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A.	Business and Performance

Disposal of Korea life

In May 2017, the Group completed the sale of the Group’s life insurance subsidiary in Korea, PCA Life Insurance Co. Ltd to Mirae Asset Life Insurance Co. Ltd. for KRW170 billion (equivalent to £117 million at 17 May 2017 closing rate).

Disposal of broker-dealer network in the US

In August 2017, the Group, through its subsidiary National Planning Holdings, Inc. (‘NPH’) sold its US independent broker-dealer network to LPL Financial LLC for an initial purchase price of US$325 million (equivalent to £252 million at 15 August 2017).

A.2	Underwriting Performance

All discussions of the Group’s underwriting, investment and other activities in this section and the subsequent Sections A.3, A.4 and A.5 are based on the Group’s IFRS basis results.

IFRS operating profit is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns, which gives a more relevant measure of the performance of the business. Other items are also excluded from IFRS operating profit to allow more relevant period-on-period comparisons of the trading operations of the Group, eg the effects of corporate transactions are excluded.

Given the linkage between the movement of technical provisions and the movement in the investments backing those liabilities (eg for unit-linked funds, investment return (whether positive or negative) results in a corresponding change in unit-linked technical provisions), the Group has defined IFRS operating profit, which by definition excludes short-term fluctuations in investment returns, for its insurance businesses as its underwriting performance as discussed in this section. Accordingly, the core discussion of the investment performance of the Group in Section A.3 is by reference to short-term fluctuations in investment returns. The discussion of the performance of the Group’s asset management business is also provided in this section and Section A.3, together with the performance discussion of the insurance businesses. Further discussion on the contribution to the IFRS operating profit by the Group’s other operations, including central operations (amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office), Africa operations and Prudential Capital is provided in Section A.4, ‘Performance of other activities’.

An analysis of premiums, claims and expenses is given in Section A.5.

Reassessment of operating segments in 2017

In the prior year, the operating segments of the Group were each of the insurance operations in Asia, US and UK, and the asset management operations of Asia, US, M&G and Prudential Capital.

Operations which do not form part of any business unit are reported as ‘Unallocated to a segment’. These include Group Head Office and Asia Regional Head Office costs. Following the formation of M&G Prudential certain minor operations which were previously reported as ‘Unallocated to a segment’ are now included in the UK and Europe segment, reflecting the revised structure. Prudential Capital and Africa operations do not form part of any operating segment under the revised structure, and their assets and liabilities and loss before tax are not material to the overall financial position of the Group. Prudential Capital and Africa operations are therefore reported as ‘Unallocated to a segment’.

Comparative segmental information for prior periods in this section and the subsequent Sections A.3, A.4 and A.5 has been presented on a basis consistent with the current year.

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A.	Business and Performance

A.2.1	Group IFRS operating profit analysed by geographical region

		AER			CER*
	Section	2017 £m	2016** £m	Change %	2016** £m	Change %
Operating profit before tax based on longer-term investment returns
Asia
Long-term business	A2.2	1,799	1,503	20	1,571	15
Asset management		176	141	25	149	18
Total		1,975	1,644	20	1,720	15

US
Long-term business	A2.2	2,214	2,052	8	2,156	3
Asset management		10	(4)	350	(4)	350
Total		2,224	2,048	9	2,152	3

UK and Europe
Long-term business	A2.2	861	799	8	799	8
General insurance commission		17	29	(41)	29	(41)
Total insurance operations		878	828	6	828	6
Asset management		500	425	18	425	18
Total		1,378	1,253	10	1,253	10

Other income and expenditure	A4.1	(775)	(694)	(12)	(700)	(11)
Total operating profit based on longer-term investment returns before tax, restructuring costs and interest received from tax settlement		4,802	4,251	13	4,425	9
Restructuring costs	A4.1	(103)	(38)	(171)	(39)	(164)
Interest received from tax settlement	A4.1	-	43	n/a	43	n/a
Total operating profit based on longer-term investment returns before tax		4,699	4,256	10	4,429	6
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business:
Insurance operations	A3.1	(1,583)	(1,474)	n/a	(1,560)	n/a
Other operations	A4.1	20	(204)	n/a	(204)	n/a
		(1,563)	(1,678)	7	(1,764)	11
Amortisation of acquisition accounting adjustments	A4.1	(63)	(76)	17	(79)	20
Profit (loss) attaching to disposal of businesses	A4.1	223	(227)	n/a	(244)	n/a
Profit before tax		3,296	2,275	45	2,342	41
Tax charge attributable to shareholders’ returns		(906)	(354)	(156)	(360)	(152)
Profit for the year		2,390	1,921	24	1,982	21
*

2017 has seen sterling weakening against most global currencies, which is positive for the translation of results from Prudential’s material non-sterling operations. To aid understanding of the underlying progress in these businesses, Prudential expresses and comments on the performance trends of its Asia and US operations on a constant currency basis. For 2016, the constant exchange rate (CER) results were calculated using the 2017 average exchange rates.

**

The 2016 comparative results have been re-presented from those previously published following the reassessment of the Group’s operating segments further to the combination during 2017 of the Group’s UK insurance business and M&G to form M&G Prudential, as described further in the ’Reassessment of operating segments in 2017’ section above.

2017 total IFRS operating profit increased by 6 per cent (10 per cent on an actual exchange rate basis) to £4,699 million, with increased contributions from all of the Group’s core business units.

Asia total operating profit of £1,975 million was 15 per cent higher than the previous year (20 per cent on an actual exchange rate basis). IFRS operating profit from life insurance operations increased 15 per cent to £1,799 million (20 per cent on an actual exchange rate basis), reflecting the continued growth of the Group’s in-force

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A.	Business and Performance

book of recurring premium business, with renewal insurance premiums2 reaching £11.6 billion (2016: £9.5 billion on a constant exchange rate basis). Insurance margin was up 21 per cent, reflecting the Group’s continued focus on health and protection business. At a country level, Prudential has seen improvement in all of its markets, with double-digit growth in IFRS operating profit in eight out of 12, led by Hong Kong and China (both increasing 38 per cent). Including money market funds and the assets managed for internal life operations, Eastspring’s total assets under management increased to £138.9 billion (2016: £117.9 billion on an actual exchange rate basis), while the cost-income ratio was stable at 56 per cent (2016: 56 per cent), driving an 18 per cent increase in IFRS operating profit to £176 million (2016: £149 million).

US total operating profit at £2,224 million increased by 3 per cent (9 per cent increase on an actual exchange rate basis), reflecting increased profit from the Group’s variable annuity business. US equity markets have continued to rise in 2017, which together with separate account net asset inflows of £3.5 billion, has led to separate account balances that were on average 17 per cent higher than the prior period. As a result, fee income increased 15 per cent to £2,343 million. Spread-based income decreased 10 per cent, as anticipated, reflecting the impact of lower yields on the Group’s fixed annuity portfolio and a reduced contribution from asset duration swaps. Prudential expects these effects to continue to compress spread margins, although continued upwards movements in US yields may help to reduce the speed of the decline.

UK and Europe total operating profit was 10 per cent higher at £1,378 million. Life insurance IFRS operating profit increased by 8 per cent to £861 million (2016: £799 million). Within this total, the contribution from the Group’s core with-profits and in-force annuity business was £597 million (2016: £601 million), including an increased transfer to shareholders from the with-profits funds of £288 million (2016: £269 million) of which 15 per cent was from PruFund business (2016: 10 per cent). The balance of the life insurance result reflects the contribution from other activities which are not expected to recur to the same extent going forward. This includes, as anticipated, lower IFRS operating profit from the sale of annuities of £9 million (2016: £41 million) and a number of other items discussed below. Asset management IFRS operating profit increased 18 per cent to £500 million, driven by higher average assets under management and improved performance fees, together with a lower cost-income ratio of 58 per cent (2016: 59 per cent).

The Group took a number of actions during the year to optimise its asset portfolios and capital position, which generated profit of £276 million (2016: £332 million). Of this amount £31 million related to profit from longevity risk transactions (2016: £197 million) and £245 million from the effect of repositioning the fixed income asset portfolio (2016: £135 million). Favourable longevity assumption changes, reflecting updated actuarial mortality tables, contributed a further £204 million. This was offset partly by an increase of £225 million (2016: £175 million) in the provision related to the potential costs and related potential redress of reviewing internally vesting annuities sold without advice after 1 July 2008. The provision does not include potential insurance recoveries of up to £175 million.

2

Gross earned premiums for contracts in second and subsequent years, comprising Asia segment IFRS gross earned premium of £15.7 billion less gross earned premiums relating to new regular and single premiums of £5.7 billion, plus renewal premiums from joint ventures of £1.6 billion, and excluding any amounts relating to the sold Korea life business.

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A.	Business and Performance

A.2.2	IFRS operating profit analysed by Solvency II lines of business

The following tables analyse IFRS operating profit by material Solvency II lines of business split by geographical segment:

Asia insurance operations

	2017 £m	AER 2016 £m	CER 2016 £m	2017 vs 2016 AER	2017 vs 2016 CER	Relevant material Solvency II lines of business

Hong Kong	346	238	250	45%	38%	• Insurance with-profit participation* • Health insurance • Other life insurance (including protection)

Indonesia	457	428	447	7%	2%	• Unit-linked insurance combined with health and protection riders

Malaysia	171	147	149	16%	15%	• Insurance with-profit participation* • Unit-linked insurance combined with health and protection riders

Philippines	41	38	37	8%	11%	• Unit-linked products combined with health and protection riders

Singapore	272	235	247	16%	10%	• Insurance with-profit participation* • Unit-linked products combined with health and protection riders. • Other life insurance

Thailand	107	92	100	16%	7%	• Other life insurance (including health and protection)

Vietnam	135	114	117	18%	15%	• Insurance with-profit participation* • Other life insurance

China	91	64	66	42%	38%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance (including protection)

Taiwan	43	35	39	23%	10%	• Insurance with-profit participation* • Health insurance • Unit-linked insurance • Other life insurance

Other (including non-recurrent items	139	116	123	31%	13%

Total insurance operations	1,802	1,507	1,575	20%	14%
Development expenses	(3)	(4)	(4)	25%	25%
Total long-term business operating profit	1,799	1,503	1,571	20%	15%

*	Insurance with-profit participation products relate to those sold from a ring-fenced fund as defined by the Solvency II legislation.

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A.	Business and Performance

US insurance operations

	AER			CER
Operating profit	2017 £m	2016 £m	Change %	2016 £m	Change %
Index-linked and unit-linked insurancenote (a)	1,788	1,523	17	1,601	12
Other life insurancenote (b)	426	529	(19)	555	(23)
	2,214	2,052	8	2,156	3

Notes

The analysis by Solvency II lines of business above represents the net profit generated after allocation of costs. Broadly:

(a)	Index-linked and unit-linked insurance represents profits from Jackson’s variable annuity products; and
(b)	Other life insurance includes profits from fixed annuity, fixed index annuities, life and other business.

UK insurance operations

Operating profit	2017 £m	2016 £m	Change %
Insurance with-profit participationnote (a)	288	269	7
Other (comprising index-linked and unit-linked insurance, other life insurance and life reinsurance)note (b)	573	530	8
	861	799	8

Notes

(a)	Insurance with-profit participation comprises the shareholders’ transfer from the with-profits fund.
(b)	‘Other’ substantially comprises profits arising from shareholder annuity business.

A.3	Investment Performance

A.3.1	IFRS short-term fluctuations

As explained in Section A.2.1, the Group describes its performance by reference to IFRS operating profit (see Section A.2 Underwriting Performance) and non-operating profit, the key component of which is IFRS short-term fluctuations in investment returns (as described below). Additional analysis on investment returns is provided in Section A.5.4.

IFRS operating profit is based on longer-term investment return assumptions. The difference between actual investment returns recorded in the income statement and the assumed longer-term returns is reported within short-term fluctuations in investment returns. In 2017, the total short-term fluctuations in investment returns on shareholder-backed insurance and asset management businesses were negative £(1,583) million and comprised negative £(1) million for Asia, negative £(1,568) million in the US and negative £(14) million in the UK.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would rise typically when equity markets fall and long-term interest rates decline. Jackson includes the expected cost of hedging when pricing its products and charges fees for these guarantees which are used, as necessary, to purchase downside protection in the form of options and futures to mitigate the effect of equity market falls, and swaps and swaptions to cushion the impact of declines in long-term interest rates. Under IFRS, accounting for the movement in the valuation of these derivatives, which are all fair valued, is asymmetrical to the movement in guarantee liabilities, which are not fair valued in all cases. Jackson designs its hedge programme to protect the capital and economics of the business from large movements in investment markets and accepts the variability in accounting results. The negative short-term fluctuations in investment returns on shareholder-backed business of £1,568 million in the year are attributable mainly to the net value movement in the period of the hedge instruments held to manage market exposures and reflect the positive equity market performance in the US during the period.

A.3.2	Investment management expenses

The total investment management expenses incurred by the Group’s insurance operations, including those that were paid to the Group’s asset management operations, totalled £890 million (2016: £747 million). These amounts comprise investment management expenses incurred by both the Group’s shareholder-backed business and with-profits business.

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A.	Business and Performance

A.3.3	Movement in unrealised gains and losses on available-for-sale securities of Jackson recognised as other comprehensive income

The majority of the US insurance operation’s debt securities portfolio are accounted for on an available-for-sale basis. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as available-for-sale, unless impaired, are recorded in other comprehensive income. The amounts recognised in other comprehensive income are as follows:

	2017 £m	2016 £m
Net unrealised holding gains arising during the year	591	241
Less: net gains included in the income statement on disposal and impairment	26	(269)
Total	617	(28)

A.3.4	Investments in securitisation

Certain of the securities classified as asset-backed securities in the Group’s IFRS financial statements meet the definition of securitisation for the purpose of the Solvency II capital requirements calculation.

Investments in securitisation are subject to specific spread stresses in the calculation of the Solvency II capital requirements in order to ensure that risks arising from securitisation positions are reflected appropriately.

For the Group’s UK and Europe insurance operations, of the £6,728 million (2016: £6,641 million) of asset-backed securities disclosed in the IFRS financial statement at 31 December 2017, £4,654 million (2016: £4,185 million) meet the definition of investments in securitisation for the purpose of the Solvency II capital requirement calculation.

The holdings of the Group’s US insurance operations are not relevant under Solvency II as these operations are included on a Deduction and Aggregation basis based on the local US Risk Based Capital approach and do not form a part of the internal model for Solvency II Pillar 1. The securitisation investment holdings of the Group’s Asia insurance operations were not material.

A.4	Performance of other activities

A.4.1	Contribution to IFRS operating profit and short-term fluctuations in investment returns from other operating income and expenditure

Other operating income and expenditure

Other operating income and expenditure for 2017 of £(878) million (2016: £(689) million) comprise the following items:

	2017 £m	2016 £m
Investment return and other income*	11	28
Interest payable on core structural borrowings	(425)	(360)
Corporate expenditure	(361)	(334)
Solvency II implementation costs	-	(28)
Restructuring costs	(103)	(38)
Interest received from tax settlement	-	43
Total	(878)	(689)
*

The 2016 comparative results have been re-presented from those previously published following the reassessment of the Group’s operating segments further to the combination during 2017 of the Group’s UK insurance business and M&G to form M&G Prudential, as described further in the ’Reassessment of operating segments in 2017’ section in A.2 above.

Other non-operating items

Short-term fluctuations in investment returns on other operations

The positive short-term fluctuations in investment returns for other operations of £20 million (2016: negative £(204) million) include unrealised value movements on financial instruments.

Other items

Excluding short-term fluctuations in investment returns of both insurance and non-insurance operations, IFRS non-operating items consist of the results attaching to disposal of businesses of £223 million (2016: negative £(244) million), and the amortisation of acquisition accounting adjustments of negative £(63) million (2016: negative £(79) million) arising mainly from the REALIC business acquired by Jackson in 2012. The profit attributable to disposal of businesses relates to amounts in respect of the Korea life business sold in 2017 and the disposal of the US broker-dealer network in August 2017.

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A.	Business and Performance

A.4.2	Leasing

The Group does not hold any individually material leasing arrangement. The Group’s operating and finance lease arrangements relate principally to properties as described further below, and are differentiated between operating and finance leases.

Operating leases

Prudential as a lessee

Prudential is the lessee under 690 operating leases used as office accommodation, comprising 561 leases held by the Asia business (including the China and Malaysia (Takaful) joint ventures), 32 leases held by the US business and 97 leases held by the UK businesses. For the UK based businesses, Prudential holds a further 17 short-term serviced offices. The 2017 IFRS income statement includes operating lease rental payments made by the Group of £(123) million (2016: £(115) million).

Prudential as a lessor

Investment properties are principally held by The Prudential Assurance Company Limited (PAC)’s with-profits fund (including its property fund subsidiaries) and are carried at fair value. The Group’s policy is to let investment properties to tenants through operating leases.

The 2017 income statement includes rental income from investment properties of £876 million (2016: £781 million), including income from property funds consolidated by the Group, and direct operating expenses including repairs and maintenance arising from these properties of £82 million (2016: £ 67 million).

Finance leases

Prudential as a lessee

The Group’s portfolio of investment properties comprises both freehold and leasehold properties. Investment properties of £5,689 million (2016: £6,020 million) are held under finance leases. These finance leases are arrangements which grant very long leases with a large payment made upfront with minimal ground rent payable on an annual basis.

Prudential as a lessor

Prudential does not have any material finance leasing arrangements where Prudential acts as a lessor.

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A.	Business and Performance

A.5	Any other information

An additional analysis of the premiums, benefits and claims and acquisition costs and other expenditure of the Group’s insurance operations by geographical region on an IFRS basis is provided below.

The following table shows Prudential’s consolidated total revenue and consolidated total charges for the years presented:

	Section	2017 £m	2016 £m
Gross premiums earned	A.5.1	44,005	38,981
Outward reinsurance premiums		(2,062)	(2,020)
Earned premiums, net of reinsurance		41,943	36,961
Investment return	A.5.4	42,189	32,511
Other income		2,430	2,370
Total revenue, net of reinsurance		86,562	71,842
Benefits and claims		(71,854)	(60,948)
Outward reinsurers’ share of benefit and claims		2,193	2,412
Movement in unallocated surplus of with-profits funds		(2,871)	(830)
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	A.5.2	(72,532)	(59,366)
Acquisition costs and other expenditure	A.5.3	(10,165)	(8,848)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(425)	(360)
Disposal of Korea life business:
Cumulative exchange gain recycled from other comprehensive income		61	-
Remeasurement adjustments		5	(238)
Gain on disposal of other businesses		162	-
Total charges, net of reinsurance and gain (loss) on disposal of businesses		(82,894)	(68,812)
Share of profits from joint ventures and associates, net of related tax		302	182
Profit before tax (being tax attributable to shareholders’ and policyholders’ returns)		3,970	3,212
Less tax charge attributable to policyholders’ returns		(674)	(937)
Profit before tax attributable to shareholders		3,296	2,275

A.5.1 Comparison of gross premiums earned with the prior period

		2017 £m	2016 £m
Asia*		15,688	14,006
US		15,164	14,685
UK and Europe*		13,126	10,290
Unallocated to a segment		27	-
Total		44,005	38,981
*	The Asia and UK premiums exclude intra-group reinsurance transactions.

The gross premiums earned of £44,005 million under IFRS in 2017 excludes £2,164 million of premiums for policies which are classified as investment contracts without discretionary participation features under IFRS 4 ‘Investment Contracts’ and recorded as deposits. These amounts are included in gross premiums earned within the Solvency II template S.05.01.02. The gross premiums earned of £46,169 million under Solvency II, including investment contracts, is analysed by line of business as follows:

	Gross premiums earned* £m
	Health insurance	Insurance with profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
2017	836	20,514	18,147	6,559	24	89	46,169
2016	815	16,361	16,525	6,529	97	78	40,405
*

Following EIOPA’s amendments to the Commission Implementing Regulation (EU) 2017/2190 in November 2017, the scope of premiums written and earned to be reported in the QRT S.05.01.02 has changed. As a result, the 2017 gross earned premiums reported above include premiums earned from both investment and insurance contracts. The 2016 comparatives have been adjusted accordingly.

The analysis of the premiums of the Group’s insurance operations provided below is on an IFRS basis and therefore excludes premiums from investment contracts without discretionary participation features.

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A.	Business and Performance

Gross premiums earned for insurance operations totalled £44,005 million in 2017, up 13 per cent from £38,981 million in 2016. The increase of £5,024 million was primarily driven by growth of £2,836 million in the UK and Europe operations, £1,682 million in the Asia operations and £479 million in the US operations.

Asia

Gross premiums earned reflect the aggregate of single and recurrent premiums of new business sold in the year and premiums on annual business sold in previous years.

Gross premiums for Asia increased by 12 per cent from £14,006 million in 2016 to £15,688 million in 2017 on an actual exchange rate basis. Excluding the impact of exchange translation, gross earned premiums in Asia increased by 7 per cent from 2016 to 2017, from £14,691 million on a constant exchange rate in 2016 to £15,688 million in 2017. The growth in earned premiums reflects the continued growth of the Group’s in-force recurring premium business.

Prudential’s focus on quality is undiminished with regular premium contracts accounting for majority of the sales and driven by a health and protection focus. This focus provides a high level of recurring income and an earnings profile that is significantly less correlated to investment markets.

In Hong Kong, in 2017 Prudential continues to focus on driving growth in health and protection business. This targeted shift to higher margin, but lower case size protection business, aligned with the de-emphasis of broker sales and the expected moderation in the level of sales from Mainland China has resulted in a reduction in Hong Kong sales of new business but its overall gross premiums earned have increased year on year from the increase in in-force recurring premium reflecting the higher level of new business sales in recent years.

Outside Hong-Kong, sales were up. In China, there were higher sales and a significant uplift in regular premium health and protection business from the Group’s increased scale and productivity in the agency channel, as well as a positive contribution from its bancassurance partners. In Singapore, sales grew, reflecting growth across both agency and bancassurance channels. Indonesia reflected a more stable sales performance than in recent years.

United States

Gross premiums increased by 3 per cent from £14,685 million in 2016 to £15,164 million in 2017 on an actual exchange rate basis. Excluding the impact of exchange translation, gross premiums in the US decreased by 2 per cent from £15,434 million on a constant exchange rate in 2016 to £15,164 million in 2017. Uncertainty regarding the application and implementation of the US Department of Labor Fiduciary Duty Rule has led to continued pressure on industry sales in 2017 which were down 11 per cent over the first nine months of the year. Despite this, Jackson’s variable annuity sales increased marginally, with the economics on new business in variable annuities remaining extremely attractive, with high internal rates of return and short payback periods. Net inflows into Jackson’s separate account asset balances, which drive fee-based earnings on variable annuity business, remained positive at £3.5 billion. The marginal increase in the variable annuity sales was more than offset by decreases in the sales of fixed annuity and fixed index annuity.

United Kingdom

Gross premiums for UK and Europe life business increased by 28 per cent from £10,290 million in 2016 to £13,126 million in 2017, mainly due to the Group’s on-going strategy of extending customer access to PruFund’s with-profits investment option via additional product wrappers which continues to drive growth. Prudential has seen notable success with the build out of PruFund through individual pensions, income drawdown and ISAs. Reflecting this performance, total PruFund assets under management of £35.9 billion as at 31 December 2017 were 46 per cent higher than at the start of the year.

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A.	Business and Performance

A.5.2	Comparison of benefits and claims (including the movement in unallocated surplus of with-profits funds) with the prior period

	2017 £m	2016 £m
Asia*	(18,269)	(11,311)
US	(31,205)	(20,214)
UK and Europe*	(23,047)	(27,841)
Unallocated to a segment	(11)	-
Total	(72,532)	(59,366)
*	The Asia and UK benefits and claims exclude intra-group reinsurance transactions.

The analysis of the benefits and claims of the Group’s insurance operations provided below is on an IFRS basis and therefore excludes benefits and claims from investment contracts without discretionary participation features.

The underlying reasons for the year-on-year changes in benefits and claims and movement in unallocated surplus in each of Prudential’s regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders’ liabilities, and movements in unallocated surplus of with-profits funds.

Total benefit and claims and movements in unallocated surplus of with-profits funds increased by £(13,166) million in 2017 to a charge of £(72,532) million compared with a charge of £(59,366) million in 2016. The amounts of this year-on-year charge attributable to each of the underlying reasons as stated above are shown below.

Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analysed as follows:

	2017 £m	2016 £m
Claims incurred, net of reinsurance	(30,047)	(25,730)
Increase in policyholder liabilities, net of reinsurance	(39,614)	(32,806)
Movement in unallocated surplus of with-profits funds	(2,871)	(830)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(72,532)	(59,366)

Claims incurred and increase in policyholder liabilities totalling £(69,661) million in 2017 includes £(33) million of claims handling expenses but excludes £(1,950) million of charges in respect of policies which are classified as investment contracts without discretionary participation features under IFRS 4 ‘Investment Contracts’. The amount of £(71,578) million within the Solvency II template S.05.01.02, excluding claims handling expenses but including the charges for investment contracts, is analysed by line of business as follows:

2017 £m
Claims incurred, net of reinsurance	(30,047)
Increase in policyholder liabilities, net of reinsurance	(39,614)
Benefits and claims and movement in unallocated surplus, net of reinsurance under IFRS	(69,661)
Less: Claims handling expenses	33
Add: Charges for investment contracts without discretionary participation features	(1,950)
Benefits and claims and movement in unallocated surplus, net of reinsurance within the Solvency II template S.05.01.02	(71,578)

	Claims incurred and changes in other technical provisions - net of reinsurance* £m
	Health insurance	Insurance with-profit participation	Index- linked and unit-linked insurance	Other life insurance	Accepted life reinsurance	Non- life	Total
2017	(487)	(26,755)	(37,708)	(6,412)	(178)	(38)	(71,578)
2016	(454)	(27,134)	(24,577)	(7,310)	(265)	(33)	(59,773)
*

Following EIOPA’s amendments to the Commission Implementing Regulation (EU) 2017/2190 in November 2017, the scope of claims incurred to be reported in the QRT S.05.01.02 has changed. As a result, 2017 claims incurred and changes in other technical provisions reported above include charges for both investment and insurance contracts. The 2016 comparatives have been adjusted accordingly.

The principal variations in the movements in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed below.

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A.	Business and Performance

Asia

In 2017, benefits and claims and movements in unallocated surplus of with-profits funds totalled £(18,269) million, representing an increase of £(6,958) million compared with the charge of £(11,311) million in 2016. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2017 £m	2016 £m
Claims incurred, net of reinsurance	(5,118)	(4,530)
Increase in policyholder liabilities, net of reinsurance	(12,049)	(7,120)
Movement in unallocated surplus of with-profits funds	(1,102)	339
Benefits and claims and movement in unallocated surplus, net of reinsurance	(18,269)	(11,311)

The growth in the policyholder liabilities in Asia reflects the increase due to the combined growth of new business and the in-force books in the region.

The change in policyholder liabilities in any given year is primarily due to movement in investment returns. This was as a result of asset value movements that are reflected in the unit value of the unit-linked policies and the fluctuation of the policyholder liabilities of the Asia operations’ with-profits policies with the funds’ investment performance.

United States

In 2017, the accounting charge for benefits and claims increased by £(10,991) million to £(31,205) million compared with £(20,214) million in 2016. The amounts of the year-on-year change attributable to each of the underlying reasons are shown below:

	2017 £m	2016 £m
Claims incurred, net of reinsurance	(13,819)	(11,026)
Increase in policyholder liabilities, net of reinsurance	(17,386)	(9,188)
Benefits and claims, net of reinsurance	(31,205)	(20,214)

The movements year on year in the claims incurred for the US operations as shown in the table above also included the effects of translating the US dollar results into pounds sterling at the average exchange rates for the relevant years.

The year-on-year movement is principally driven by the movement in the investment return on the assets backing the variable annuity separate account liabilities, which have increased in 2017 compared to 2016 due to more favourable equity markets in the US.

United Kingdom

Overall, benefits and claims and the movement in unallocated surplus recorded in the income statement was a charge of £(23,047) million in 2017 compared with a £(27,841) million charge in 2016. The year-on-year changes attributable to each of the underlying reasons are shown below, together with a further analysis of the amounts included in respect of the movements in policyholder liabilities by type of business:

	2017 £m	2016 £m
Claims incurred, net of reinsurance	(11,101)	(10,174)
Decrease/(increase) in policyholder liabilities, net of reinsurance:
SAIF	349	39
Shareholder-backed annuity business	897	(2,591)
Unit-linked and other non-participating business	(1,479)	(2,080)
With-profits (excluding SAIF)	(9,944)	(11,865)
	(10,177)	(16,498)
Movement in unallocated surplus of with-profits funds	(1,769)	(1,169)
Benefits and claims and movement in unallocated surplus, net of reinsurance	(23,047)	(27,841)

Claims incurred in the UK and Europe operations in 2017 were £(11,101) million, compared with £(10,174) million in 2016.

As has been explained above, the principal driver for variations in amounts allocated to the policyholders is changes to investment returns.

In aggregate, as a result of lower market returns in 2017 compared with 2016 there has been a corresponding impact on benefits and claims and movements in unallocated surplus of with-profits funds in the year, moving

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A.	Business and Performance

from a net charge of £(27,841) million in 2016 to a net charge of £(23,047) million in 2017.

SAIF is a ring-fenced fund with no new business written. Policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from year to year are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

For shareholder-backed annuity business, following the withdrawal from selling non-profit retail annuities, which have higher capital requirements than other lines of businesses, net flows were negative in the year, thereby reducing policyholder liabilities. In addition, the decreases/(increases) in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities and other altered assumptions where relevant, together with net flows into this line of business.

For unit-linked business, the primary driver of the variations in the decreases (increases) in the policyholder liabilities were due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

A.5.3	Acquisition costs and other expenditure

	2017 £m	2016* £m
Asia	(4,052)	(3,684)
US	(2,257)	(1,913)
UK and Europe	(3,379)	(2,813)
Unallocated to a segment and intra-segment elimination	(477)	(438)
Total	(10,165)	(8,848)
*

The 2016 comparative results have been re-presented from those previously published following the reassessment of the Group’s operating segments further to the combination during 2017 of the Group’s UK insurance business and M&G to form M&G Prudential, as described further in the ‘Reassessment of operating segments in 2017’ section in A.2 above.

Total acquisition costs and other expenditure of £(10,165) million in 2017 were 15 per cent higher than the £(8,848) million incurred in 2016.

Asia

Total acquisition costs and other expenditure for Asia in 2017 were £(4,052) million compared with £(3,684) million in 2016. The increase of £(368) million from 2016 to 2017 was due to increased acquisition costs and increases in other operating expenses as the business continues to expand and currency impacts. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £(186) million from 2016 to 2017.

United States

Total acquisition costs and other expenditure for the US of £(2,257) million in 2017 represented an increase of £(344) million over the amount of £(1,913) million in 2016. The increase of £(344) million from 2016 to 2017 includes an exchange translation impact of £(97) million. Excluding the effect of currency volatility, total acquisition costs and other expenditure increased by £(247) million from 2016 to 2017. Expenses fluctuate year on year due to the amortisation of deferred acquisition costs varying with the level of short-term fluctuations in investment returns.

United Kingdom

Total acquisition costs and other expenditure for UK and Europe increased by 20 per cent from £(2,813) million in 2016 to £(3,379) million in 2017.

The increase arose primarily from the increase in the charge for investment gains attributable to external unit-holders relating to funds managed on behalf of third parties which are consolidated but have no recourse to the Group, such charges increased by £(234) million from £(485) million in 2016 to £(719) million in 2017. The 2017 other expenditure also includes a charge of £(225) million provision (2016: £(175) million) to increase the provision held for the cost of undertaking a review of past non-advised annuity sales practices and related potential redress.

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A.	Business and Performance

A.5.4	Additional analysis of investment return by geographical region

An additional analysis of the Group’s investment return of £42,189 million as shown in the IFRS income statement by geographical region is provided below.

	2017 £m	2016 £m
Asia	8,995	2,917
US	18,533	7,612
UK and Europe	14,584	22,095
Unallocated to a segment and intra-segment elimination	77	(113)
Total	42,189	32,511
Analysed by IFRS financial statements asset classes:
Investment properties	1,421	1,161
Loans	951	917
Equity securities and portfolio holdings in unit trusts	33,691	20,287
Debt securities	7,456	15,405
Other investments (including derivatives)*	(1,330)	(5,259)
Total	42,189	32,511
*	Includes exchange gains and losses.

Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realised and unrealised gains and losses) on investments designated as fair value through profit and loss and realised gains and losses, including impairment losses, on securities designated as amortised cost and available-for-sale. Movements in unrealised appreciation/depreciation of Jackson’s debt securities designated as amortised cost and available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

The investment balances and percentages as quoted in the subsequent paragraphs are referenced to the 31 December 2017 IFRS balance sheet.

Asia

The table below provides an analysis of investment return attributable to Asia operations for the years presented:

	2017 £m	2016 £m
Interest/dividend income (including foreign exchange gains and losses)	1,685	1,513
Investment appreciation	7,310	1,404
Total	8,995	2,917

In Prudential’s Asia operations, debt securities accounted for 54 per cent and 55 per cent of the total investment portfolio as at 31 December 2017 and 2016, respectively, with equities comprising 39 per cent and 36 per cent, respectively. The remaining 7 per cent and 9 per cent of the total investment portfolio, respectively, primarily comprised loans and deposits with credit institutions. Investment return increased from a gain of £2,917 million in 2016 to a gain of £8,995 million in 2017. This increase was due primarily to an increase of £5,906 million in investment appreciation from £1,404 million in 2016 to £7,310 million in 2017, principally reflecting more favourable equity market performance compared with 2016 and increased unrealised gains on US treasuries held by certain business units. These increases have a more significant impact on the with-profits funds and unit-linked business of the Asia operations.

United States

The table below provides an analysis of investment return attributable to US operations for the years presented:

	2017 £m	2016 £m
Investment return of investments backing US separate account liabilities	19,198	7,917
Other investment return	(665)	(305)
Total	18,533	7,612

In the US, investment return increased from £7,612 million in 2016 to £18,533 million in 2017. This £10,921 million favourable change arose from an increase of £11,281 million in the investment return on investments backing variable separate account liabilities from £7,917 million in 2016 to £19,198 million in 2017 partly offset by a decrease of £360 million in other investment return from a loss of £305 million to a loss of £665 million. The primary driver for the £11,281 million increase in investment return on investments backing variable annuity separate account liabilities as compared with 2016 was the more favourable movements in US equity markets in 2017 compared with 2016. The decrease of £360 million in other investment returns primarily reflects a decrease

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A.	Business and Performance

in the realised gains and losses on the available-for-sale debt securities recorded in the income statement, which decreased from a realised gain of £376 million in 2016 to a realised loss of £43 million in 2017.

United Kingdom

The table below provides an analysis of investment return attributable to UK operations for the years presented:

	2017 £m	2016 £m
Interest/dividend income	6,183	6,019
Investment appreciation and other investment return	8,401	16,076
Total	14,584	22,095

In Prudential’s UK and Europe operations, equities accounted for 31 per cent and 29 per cent of the total investment portfolio as at 31 December 2017 and 2016, respectively. Debt securities comprised 46 per cent and 50 per cent, respectively, with investment properties accounting for 8 per cent in every year. The remaining 15 per cent and 13 per cent of the total investment portfolio as at 31 December 2017 and 2016, respectively, related to loans, deposits with credit institutions, investments in partnerships in investment pools and derivative assets. Within debt securities of £95 billion (2016: £93 billion) as at 31 December 2017, 64 per cent (2016: 66 per cent) was consisted of corporate debt securities.

Interest and dividend income increased by £164 million from £6,019 million in 2016 to £6,183 million in 2017.

The decrease in investment appreciation and other investment return of £7,675 million from £16,076 million in 2016 to £8,401 million in 2017 principally reflects more significant gains on bonds and equities in 2016 compared with 2017.

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B.   System of Governance

B.	System of Governance

(Unaudited)

B.1	General information on the system of governance

B.1.1 Board governance

The Company has dual primary listings in London (premium listing) and Hong Kong and has therefore adopted a governance structure based on the UK and Hong Kong Corporate Governance Codes.

The group is headed by a board which the Chairman is responsible for leading. The Board is currently made up of 16 Directors, of which a majority, excluding the Chairman, are independent Non-Executive Directors. Further details of the roles of the Chairman, Group Chief Executive, Senior Independent Director, Committee Chairs and the Non-executive Directors can be found below.

The Board is collectively responsible to shareholders for the success of the business through:

—	The delivery of sustainable value to shareholders;
—	Setting the Group’s strategy and overall risk appetite;
—	Providing leadership within a framework of effective controls; and
—	Monitoring management’s performance against strategic goals and ensuring sufficient resources are in place to achieve these goals.

Specific matters are reserved for decision by the Board, including:

—	Determination of dividends;
—	Approval of strategic projects;
—	Approval of the three-year business and financial plan;
—	Approval of key financial reporting including the Group’s full and half yearly Report and Accounts; and
—	Responsibility for the system of internal control and risk management (described more fully in sections B.3 and B.4).

In making decisions, the Board has regard to the balance of interests between all relevant stakeholders, including shareholders, employees, customers, regulators and the community.

Governance framework

The Group has established a governance framework for the business which is designed to promote appropriate behaviours across the Group.

The governance framework outlines the key mechanisms through which the Group sets strategy, plans its objectives, monitors performance, considers risk management, holds business units to account for delivering on business plans and arranges governance. The Group Governance Manual (the Manual) sets out the policies and procedures by which the Group operates within this framework, taking into account relevant statutory, regulatory and governance matters.

Business units manage and report compliance with Group-wide mandatory requirements set out in the Manual through their Governance, Risk Management and Internal Control – Annual Statement of Compliance attestations. This includes compliance with the Group’s risk management framework.

The content of the Manual is reviewed regularly with significant changes reported to the relevant Board Committee, reflecting the developing nature of both the Group and the markets in which it operates.

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B.	System of Governance

Board roles

Chairman – Paul Manduca

The Chairman is responsible for the leadership and governance of the Board, ensuring its smooth and effective running in discharging its responsibilities to the Group’s stakeholders and managing Board business.

Managing Board business

—  Responsible for setting the Board agenda, ensuring the right issues are brought to the Board’s attention through collaboration with the Group Chief Executive and the Group General Counsel and Company Secretary

—  Facilitating open, honest and constructive debate among Directors. When chairing meetings, ensuring there is sufficient time to consider all topics, all views are heard and all Board members, and in particular Non-executive Directors, have an opportunity to constructively challenge management

—  Meeting with Non-executive Directors throughout the year. In 2017, the Chairman met with Non-executive Directors without Executive Directors being present on three occasions

—  Ensuring information brought to the Board is accurate, clear, timely and contains sufficient analysis appropriate to the scale and nature of the decisions to be made

—  Promoting effective reporting of Board Committee business at Board meetings through regular Committee Chair updates

Membership and composition of the Board

—  Leading the Nomination and Governance Committee in succession planning and in the identification of potential candidates, having regard to the skills and experience the Board needs to fulfil its strategy, and making recommendations to the board

—  Considering the development needs of the Directors so that Directors continually update their skills and knowledge required to fulfil their duties, including the provision of a comprehensive induction for new Directors

—  Maintaining an effective dialogue with the Non-executive Directors to encourage engagement and maximise their contributions

Governance

—  Leading the Board in determination of appropriate corporate governance and business values, including ethos, values and culture at board level and throughout the Group

—  Working with the Group General Counsel and Company Secretary to ensure continued good governance

—  Acting as key contact for independent chairs of Material Subsidiaries

—  Meeting with the independent chairs of the Group’s Material Subsidiaries on a regular basis and reporting to the Board on the outcome of those meetings

Relationship with the Group Chief Executive

—  Discussing broad strategic plans for the Group with the Group Chief Executive prior to submission to the Board

—  Ensuring the Board is aware of the necessary resources to achieve the strategic plan

— Providing support and advice to the Group Chief Executive

Representing the Group externally to shareholders and other stakeholders

—  Representing the Board externally at business, political and community level. Presenting the Group’s views and positions as determined by the Board

—  Playing a major role in the Group’s engagement with regulators

—  Balancing the interests of different categories of stakeholders, preserving an independent view and ensuring effective communication

—  Engaging in a programme of meetings with key shareholders throughout the year and reporting to the Board on the issues raised at those meetings

Group Chief Executive – Mike Wells	Senior Independent Director – Philip Remnant
The Group Chief Executive leads the Executive Directors and senior executives and is responsible for the operational management of the Group on behalf of the Board on a day-to-day basis:	The Senior Independent Director acts as an alternative conduit to the Board for shareholder concerns and leads the evaluation of the Chairman:

—  Responsible for the implementation of Board decisions

—  Establishing processes to ensure operations are compliant with regulatory requirements

—  Sets policies, provides day-to-day leadership and makes decisions on matters affecting the operation, performance and strategy of the Group, seeking Board approval for matters reserved to the Board

—  Supported by the Group Executive Committee (GEC) which he chairs and which receives reports on performance and implementation of strategy for each business unit and discusses major projects and other activities related to the attainment of strategy

—  Chairs the Chief Executive’s Committee (CEC) meetings which are held weekly to review matters requiring approval under the Group’s framework of delegated authorities

—  Keeps in regular contact with the Chairman and briefs him on key issues

—  Meets with key regulators worldwide

—  Keeps in close contact with the Chairman and acts as sounding board for him

—  Leads the Non-executive Directors in conducting the Chairman’s annual evaluation

—  Holds meetings with Non-executive Directors without management being present, typically at least once a year to evaluate the performance of the Chairman

—  Offers meetings to major shareholders to provide them with an additional communication point on request and is generally available to any shareholder to address concerns not resolved through normal channels

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B.	System of Governance

Committee chairs	Non-executive Directors
Each of the Committee Chairs is responsible for the effective operation of their respective Committees:	All of the Non-executive Directors are deemed to be independent and together have a wide range of experience used to further the strategic aims of the Group through:

—  Responsible for the leadership and governance of their Committee

—  Sets the agenda for Committee meetings

—  Reports to the Board on the activities of each Committee meeting and the business considered, including, where appropriate, seeking Board approval for actions in accordance with the Committees’ terms of reference

—  Works with the Group General Counsel and Company Secretary to ensure the continued good governance of each Committee during the year

—  The Chairs of the Audit and Risk Committees act as key contact points for the independent chairs of the audit and risk committees of the Material Subsidiaries

—  Constructive and effective challenge

—  Scrutinising the performance of management in meeting agreed goals and objectives

—  Serving on at least one of the Board’s principal Committees

—  Engaging with Executive Directors and management at Board and Committee meetings as well as at site visits, training sessions and on an informal basis

—  Taking part in one-to-one meetings with the Group Strategy team and participation in the annual Strategy Away Day

Material changes in the system of governance

Governance structures are kept under review to ensure they suit the needs of the business and stakeholders. In August 2017 Prudential announced an intention to combine its asset manager, M&G, and life insurance business, Prudential UK and Europe, to form M&G Prudential. It was announced that John Foley, who was chief executive of Prudential UK and Europe would become Chief Executive of M&G Prudential and that Anne Richards would become Deputy Chief Executive of M&G Prudential and maintain her position as Chief Executive of M&G Group Limited. In March 2018, Prudential announced plans to demerge M&G Prudential from the remainder of the Group, which will result in two separately-listed companies. See Section A.1.3, ‘Significant business or other events that have material impact on the group’, for further details.

B.1.2 Board Committees and decision making

The Board has established four principle committees whose functions are summarised below:

BOARD

Nomination and Governance Committee	Audit Committee	Risk Committee	Remuneration Committee
Chair Paul Manduca	Chair David Law*	Chair Howard Davies	Chair Anthony Nightingale

—  Responsible for reviewing, maintaining and enhancing the balance of skills and experience on the Board in support of the Group’s strategic objectives

—  Maintains an effective framework for senior succession planning including at Board level

—  Recommends appointments to the Board and its principal Committees and appointments of non-executive chairs to the boards of Material Subsidiaries

—  Oversees the governance of Material Subsidiaries and the Group’s overall governance framework

—  Responsible for the integrity of the Group’s financial reporting, including scrutinising accounting policies

—  Monitors the effectiveness of internal control and risk management systems, including compliance arrangements

—  Monitors the effectiveness and objectivity of internal and external auditors

—  Approves the internal audit plan and recommends the appointment of the external auditor

—  Leads on and oversees the Group’s overall risk appetite, risk tolerance and strategy

—  Approves the Group’s risk management framework and monitors its effectiveness

—  Supports the Board and management in embedding and maintaining a supportive culture in relation to the management of risk

—  Provides advice to the Remuneration Committee on risk management considerations to inform remuneration decisions

—  Recommends the Directors’ Remuneration Policy for approval by shareholders

—  Approves the individual remuneration packages of the Chairman, the Executive Directors, other senior executives and the non-executive directors of Material Subsidiaries

—  Determines the overall Remuneration Policy for the Group

—  Reviews the design and development of share plans and approves and assesses performance targets where applicable

Terms of reference for the principal Committees can be accessed at www.prudential.co.uk/investors/governance-and-policies/board-committees-terms-of-reference
*	David Law succeeded Ann Godbehere as Audit Committee Chair on 19 May 2017.

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B.	System of Governance

In accordance with the Guidance on Systems of Governance published by the European Insurance and Occupational Pensions Authority on Solvency II, Prudential has deemed its key functional areas to be Risk, Internal Audit, Compliance and Actuarial. These key functional control areas provide regular reports to the respective Board Committees.

It is the responsibility of the Audit Committee to review the resources of internal audit and compliance. The Audit Committee approves the annual work plans for internal audit and compliance and monitors progress against these plans throughout the year. In addition, the Actuarial Function reports annually to the Audit Committee on its resources and the activities undertaken over the year.

It is the responsibility of the Risk Committee to review the remit of the Risk function including adequacy of resourcing, access to information and independence from management.

Further information of the key functions, ie Risk, Compliance, Internal Audit and Actuarial is given in Sections B.3.2, B.4.2, B.5 and B.6, respectively.

B.1.3	Remuneration policy

Principles of remuneration policy

Prudential’s remuneration policy and practices ensure that the business units and the Group Head Office have an effective approach in place to reward its employees in an appropriate way which:

—	Aligns incentives to business objectives in order to support the delivery of Group and business unit business plans and strategies;
—	Enables the recruitment and retention of high calibre employees and incentivises them to achieve success for their business unit and the Group; and
—	Is consistent with the organisation’s risk framework and appetites.

The principles of the remuneration policy are:

—	Pay for Performance;
—	Tailored to the relevant market;
—	Interest in Prudential shares;
—	Business unit and Group focus;
—	Shareholder value creation;
—	Fair and transparent system for all;
—	Designed to minimise regulatory and operational risk; and
—	Safeguards to avoid conflicts of interest

Remuneration architecture

Both fixed and variable remuneration is assessed against market data and internal relativities on an annual basis and balanced so that the fixed component represents a sufficiently high proportion of the total remuneration to avoid employees being overly dependent on the variable components and to allow the Group and business units to operate a fully flexible bonus policy, including the ability to pay no variable component.

Annual bonus measures include various combinations of business unit financial and/or strategic targets, Group financial targets, functional targets and individual performance reflecting the level, nature and scope of the role and the practice in the market in which the business unit operates.

Currently awards are made at the discretion of the relevant business unit and determined based on business and individual performance and potential, and market practice. Awards made under the Group’s Long Term Incentive Plans (‘LTIP’) generally include Group and/or, where relevant, business unit financial metrics.

The LTIP awards of employees in Group Head Office and senior executives within the business units are made under the Prudential LTIP and include a Group target to ensure their remuneration includes a link to the overall results of the Group.

Prudential does not operate supplementary pension or early retirement schemes. None of the Executive Directors and Group Executive Committee members participate in the Group’s defined benefits schemes, all of which are closed to new members, but allow future accrual for existing members which include some key function holders.

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B.	System of Governance

The diagram below explains the structure of Executive Directors’ remuneration for 2017.

B.1.4	Material transactions with Directors and shareholders

In addition to remuneration for the role on the Board, Executive Officers and Directors of the Company may from time to time purchase insurance, asset management or annuity products marketed by Group companies in the ordinary course of business on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

In 2017 and 2016, other transactions with directors were not deemed to be significant both by virtue of their size and in the context of the directors’ financial positions. All of these transactions are on terms broadly equivalent to those that prevail in arm’s length transactions.

There have been no material transactions with shareholders outside the normal course of business.

B.2	Fit and proper requirements

The Group ensures that the Board and key function holders are fit and proper through implementation of a Group Fit and Proper Policy.

An annual certification process is carried out, whereby Group Head Office and business units confirm compliance with the Group Governance Manual, which includes the Fit and Proper Policy.

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B.	System of Governance

The Policy applies to:

—	All persons approved as Prudential Regulation Authority (PRA) Senior Insurance Management Functions;
—	All persons approved as Financial Conduct Authority (FCA) Significant Influence Functions;
—	All persons defined as Key Function holders and notified to the regulator; and
—	All persons defined as Notified Non-Executive Directors and notified to the regulator.

In addition, some of the requirements are applicable to those performing a key function. On this basis the fit and proper requirements explicitly apply to Prudential’s UK Solvency II regulated entities listed below and the Group Head Office:

—	The Prudential Assurance Company Limited; and
—	Prudential Pensions Limited.

B.2.1 Fit and proper criteria

Business units (including the Group Head Office) listed above ensure that individuals to whom this policy applies fulfil the following requirements:

—	Honesty, integrity and reputation, ie that they will be open and honest in their dealings and able to comply with the requirements imposed on them;
—	Competence and capability, ie that they have the necessary skills to carry on the function they are to perform; and
—	Financial soundness.

B.2.2 Processes for assessments

Processes for initial assessment of fitness and propriety

Business units within the scope of the fit and proper policy have processes for assessing the fitness and propriety of persons covered, including a number of direct questions and independent checks. These processes are described below:

—	During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s fitness:
—	The person’s professional and formal qualifications;
—	Knowledge and relevant experience within the insurance sector, other financial sectors or other businesses; and
—	Where relevant, the insurance, financial, accounting, actuarial and management skills of the person.
—

During the recruitment process and before any regulatory application is made, business units conduct an assessment of the person’s propriety, including integrity, honesty, and financial soundness, based on evidence regarding their character, personal behaviour and business conduct, including any criminal, financial and supervisory checks; and

—	In relation to outsourced key functions, business units identify an individual who is responsible for assessing the fitness and propriety of the service provider.

Processes for ongoing assessment of fitness and propriety

Business units gather sufficient evidence, at least annually, to assess the ongoing Fitness and Propriety of individuals captured by the Senior Insurance Managers Regime, including key function performers and Notified Non-executive Directors. This includes an assessment of whether the individuals are adhering to the relevant PRA/FCA Conduct Standards and Rules.

Business units’ compliance functions are notified where there is a change in the fit and proper status of any Significant Influence Functions, Senior Insurance Management Functions or Key Function Holder.

Business units notify the PRA and FCA of any change to the fit and proper status of Senior Insurance Management Functions, Significant Influence Functions or Key Function Holders, including instances of where these individuals have been replaced because they are no longer fit and proper.

Business units notify the PRA and FCA as soon as reasonably practicable when a breach has occurred in the Conduct Standards/Rules that has a material impact on the assessment of an individual’s fitness and propriety.

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B.	System of Governance

Business units notify Group Compliance as soon as reasonably practicable in the event of a breach of these Policy requirements.

B.3	Risk management system including the own risk and solvency assessment (ORSA)

B.3.1 Risk governance, culture and risk management cycle

Prudential defines ‘risk’ as the uncertainty that we face in successfully implementing our strategies and objectives successfully. This includes all internal or external events, acts or omissions that have the potential to threaten the success and survival of the Group. Accordingly, material risks will be retained selectively when we think there is value to do so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking.

The following section provides more detail on our risk governance, culture and risk management process.

(a)	Risk governance

Our risk governance comprises the board, organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that the Group Head Office and our business units establish to make decisions and control their activities on risk-related matters. This encompasses individuals, Group-wide functions and committees involved in overseeing and managing of risk.

(i)	Risk committees and governance structure

Our Risk governance structure is led by the Group’s Risk Committee, supported by independent non-executives on risk committees of major subsidiaries. These committees monitor the development of the Group Risk Framework, which includes risk appetite, limits, and policies, as well as risk culture.

In addition to our risk committees, there are various executive risk forums to ensure risk issues are considered across the Group. These are led by the Group Executive Risk Committee, an advisory committee to the Group Chief Risk Officer which is supported by a number of sub-committees, including security and information security where specialist skills and knowledge are required.

(ii)	Risk Management Framework

The Group Risk Framework has been developed to monitor and manage the risks to our business and is owned by the Board. The aggregate Group exposure to our key risk drivers is monitored and managed by the Group Risk function which is responsible for reviewing, assessing and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

The Framework requires that all our businesses and functions establish processes for identifying, evaluating, managing and reporting of the key risks faced by the Group – the ‘Risk Management Cycle’ (see below in section (c)) and is based on the concept of the ‘three lines of defence’, comprising risk taking and management, risk control and oversight, and independent assurance.

A major part of the Risk Management Cycle is the annual assessment of the Group’s most material risks. These key risks range from risks those associated with the economic, market, political and regulatory environment; those that we assume when writing our insurance products and by virtue of the investments we hold; and those that are inherent in our business model and its operations. This is used to inform risk reporting to the risk committees and the Board for the year.

The Group Risk Committee reviews the Group Risk Framework and recommends changes to our Board to ensure that it remains effective in identifying and managing the risks faced by the Group. A number of core risk policies and standards support the Framework to ensure that risks to the Group are identified, assessed, managed and reported.

During 2017 we made a number of enhancements to our policies and processes. These included changes to our processes around new product approvals, management of our critical outsourcing arrangements and increased oversight of model risk across the Group. A new framework was developed to support the monitoring and reporting of risks associated with material transformation programmes, and work continued over the year on the Group’s risk culture.

(iii)	Risk appetite, limits and triggers

The extent to which we are willing to take risk in the pursuit of our business strategy to create shareholder value is defined by a number of qualitative and quantitative expressions of risk appetite, operationalised through measures such as limits, triggers, thresholds and indicators.

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B.	System of Governance

The Group Risk function is responsible for reviewing the scope and operation of these risk appetite measures at least annually to determine that they remain relevant. The Board approves all changes made to the Group’s aggregate risk appetite, and has delegated authority to the Group Risk Committee to approve changes to the system of limits, triggers and indicators.

Group risk appetite is set with reference to economic and regulatory capital, liquidity and earnings volatility, as well as for our major risks, and is aimed at ensuring that we take an appropriate level of aggregate risk. It covers risks to shareholders, including those from participating and third-party business.

We have some appetite to take market and credit risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position. We also have some appetite for retaining insurance risks in areas where we believe we have expertise and operational controls, and where we judge it to create more value to retain rather than transfer the risk. The extent of insurance risk that we are willing to hold is conditional on a balanced portfolio of income to shareholders and compatibility with a robust solvency position.

We have no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement and monitor appropriate controls to manage operational risks. Similarly, we have no appetite for liquidity risk, ie for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

Group limits operate within the risk appetite to constrain the material risks, while triggers and indicators provide further constraint and ensure escalation. The Group Chief Risk Officer determines the action to be taken upon any breaches of Group limits which may include escalation to the Group Risk Committee or Board. Any decision on action taken by the Group Chief Risk Officer is reviewed at the subsequent Group Risk Committee meeting.

Earnings volatility

The objectives of the aggregate risk limits seek to ensure that:

—	The volatility of earnings is consistent with the expectations of stakeholders;
—	The Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks; and
—	Earnings (and cash flows) are managed properly across geographies and are consistent with funding strategies.

The two measures used to monitor the volatility of earnings are IFRS operating profit and EEV operating profit, although IFRS and EEV total profits are also considered.

Liquidity

The objective is to ensure that the Group is able to generate sufficient cash resources to meet financial obligations as they fall due in business as usual and stressed scenarios. Risk appetite with respect to liquidity risk is measured using a Liquidity Coverage Ratio which considers the sources of liquidity versus liquidity requirements under stress scenarios.

Capital requirements

The limits aim to ensure that:

—	The Group meets its internal economic capital requirements;
—	The Group achieves its desired target rating to meet its business objectives; and
—	Supervisory intervention is avoided.

The two measures used at the Group level are Solvency II capital requirements and internal economic capital (ECap) requirements. In addition, capital requirements are monitored on local statutory bases.

Economic Capital (ECap) refers to the capital measure that has specifically been developed to reflect management’s view of the economic risks to which the Group is exposed, measured in a consistent way across all business units, taking into account the long-term nature of those risks. Given this, ECap is the Group’s primary risk measure. While ECap is used as a solvency measure, the calibration of ECap does

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B.	System of Governance

not fully comply with the requirements of the Solvency II Directive and therefore is not used for Pillar 1 regulatory purposes. Through the Risk Identification process, if a risk is determined to be of material or high materiality, then capital will usually be held against that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the internal model. The internal model is used to calculate both ECap and Solvency II Pillar 1 capital requirements, but adjusted to reflect different methodologies and calibrations.

The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Group Risk function, which uses submissions from our local business units to calculate the Group’s aggregated position (allowing for diversification effects between local business units) relative to the aggregate risk limits.

(iv)	Risk policies

These set out the specific requirements which cover the fundamental principles for risk management within the Group Risk Framework. Policies are designed to give some flexibility so that business users can determine how best to comply with policies based on their local expertise.

There are core risk policies for credit, market, insurance, liquidity and operational risks and a number of internal control policies covering internal model risk, underwriting, dealing controls and tax risk management. They form part of the Group Governance Manual, which was developed to make a key contribution to the sound system of internal control that we maintain in line with the UK Corporate Governance Code and the Hong Kong Code on Corporate Governance Practices. Group Head Office and business units must confirm that they have implemented the necessary controls to evidence compliance with the Group Governance Manual.

(v)	Risk standards

The Group-wide Operating Standards provide supporting detail to the higher level risk policies. In many cases they define the minimum requirements for compliance with Solvency II regulations which in some areas are highly prescriptive. The standards are more detailed than policies.

(b)	Our risk culture

Culture is a strategic priority of the Board who recognise the importance of good culture in the way that we do business. Risk culture is a perspective of broader organisational culture, which shapes the organisation-wide values that we use to prioritise risk management behaviours and practices.

An evaluation of risk culture is part of the Group Risk Framework and in particular seeks to identify evidence that:

—	Senior management in business units articulate the need for good risk management as a way to realise long-term value and continuously support this through their actions;
—	Employees understand and care about their role in managing risk – they are aware of and openly discuss risk as part of the way they perform their role; and
—	Employees invite open discussion on the approach to the management of risk.

During 2017 a risk culture assessment was performed across the Group. The assessment allowed us to compare the Group’s risk culture against best practice behaviours, identify any areas which need improvement and provide high-level industry benchmarking and peer comparison. The Group Risk Committee also has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Our Code of Conduct and our Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all our people and any organisations acting on our behalf. This is supported by specific risk policies which require that we act in a responsible manner. This includes, but is not limited to, policies on anti-money laundering, financial crime and anti-bribery and corruption. Our Group outsourcing and third-party supply policy ensures that human rights and modern slavery considerations are embedded within all of our supplier and supply chain arrangements. We also have embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct.

(c) The risk management cycle

The risk management cycle comprises processes to identify, measure and assess, manage and control, and monitor and report on our risks.

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B.	System of Governance

(i)	Risk identification

Group-wide risk identification take place throughout the year and includes processes such as our Own Risk and Solvency Assessment (ORSA) and the horizon-scanning performed as part of our emerging risk management process.

On an annual basis, a top-down identification of the Group’s key risks is performed, which considers those risks that have the greatest potential to impact the Group’s operating results and financial condition. A bottom-up process of risk identification is performed by the business units who identify, assess and document risks, with appropriate coordination and challenge from the risk functions.

The Group ORSA report pulls together the analysis performed by a number of risk and capital management processes, which are embedded across the Group, and provides quantitative and qualitative assessments of the Group’s risk profile, risk management and solvency needs on a forward-looking basis. The scope of the report covers the full known risk universe of the Group.

In accordance with provision C.2.1 of the UK Code, the Directors perform a robust assessment of the principal risks facing the Company through the Group-wide risk identification process, Group ORSA report, and the risk assessments done as part of the business planning review, including how they are managed and mitigated.

Reverse stress testing, which requires us to ascertain the point of business model failure, is another tool that helps us to identify the key risks and scenarios that may have a material impact on the Group.

Our emerging risk management process identifies potentially material risks which have a high degree of uncertainty around timing, magnitude and propensity to evolve. In 2017 we enhanced our Emerging Risk Framework to bring it closer to the Group’s risk management activity. This included a redefinition of the relationship between emerging and emerged risks, enabling a consistent framework for evaluating and escalating sufficiently developed emerging risks for risk management activity. The Group holds emerging risk sessions over the year to identify emerging risks which includes input from local subject matter and industry experts. We maintain contacts with thought leaders and peers to benchmark and refine our process.

The risk profile is a key output from the risk identification and risk measurement processes, and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The risk identification processes support the creation of our annual set of key risks, which are then given enhanced management and reporting focus.

(ii)	Risk measurement and assessment

All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks which are material and mitigated by holding capital are modelled in the Group’s internal model, which is used to determine capital requirements under Solvency II and our own economic capital basis. Governance arrangements are in place to support the internal model, including independent validation and process and controls around model changes and limitations.

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B.	System of Governance

(iii)	Risk management and control

The control procedures and systems established within the Group are designed to manage the risk of failing to meet business objectives and are detailed in the Group risk policies. This can only provide reasonable and not absolute assurance against material misstatement or loss. They focus on aligning the levels of risk taking with the achievement of business objectives.

The management and control of risks are set out in the Group risk policies, and form part of the holistic risk management approach under the Group’s ORSA. These risk policies define:

—	The Group’s risk appetite in respect of material risks, and the framework under which the Group’s exposure to those risks is limited;
—	The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way; and
—	The flows of management information required to support the measurement and management of the Group material risk profile and to meet the needs of external stakeholders.

The methods and risk management tools Prudential employs to mitigate each of our major categories of risks are detailed in Section C ‘Risk Profile’.

(iv)	Risk monitoring and reporting

The identification of the Group’s key risks informs the management information received by the Group risk committees and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in other key and emerging risks.

B.3.2 Risk function

The Group’s risk governance arrangements, which support the Board, the Risk Committee and the Audit Committee, are based on the principles of the ‘three lines of defence’ model: risk taking and management, risk control and oversight, and independent assurance.

Within the three lines of defence model, the Risk function is structurally independent of the First Line and is responsible for risk control and oversight. While the First Line has responsibility for risk taking which is managed within clear parameters, the Risk function assists the Board to formulate, and then implement, the approved Risk Appetite and Limit Framework, risk management plans, risk policies, risk reporting and risk identification processes. The Risk function also reviews and assesses the risk taking activities of the First Line, where appropriate, challenging the actions being taken to manage and control risks and approving any significant changes to the controls.

Broadly the Risk function has the following responsibilities:

—

Coordinating identification and assessment of key risks to establish the risk profile used as a basis for setting qualitative risk appetite statements and quantitative limits, management information received by the risk committees and the Board, assessment of solvency needs and determining appropriate stress and scenario testing;

—	Providing overall coordination and control of the effectiveness and efficiency of risk management processes and systems;
—	Supporting the Board and management in embedding and maintaining a supportive culture in relation to risk management;
—

In terms of the design and implementation of the internal model, Risk delegates operational and development aspects to the Actuarial function, particularly with respect to the risk modelling, methodology and assumptions underlying the solvency calculation. Through oversight and the internal model validation process, Risk ensures that the development of the internal model is within the framework of model governance and remains fit for purpose;

—	Reporting on material exposures against risk appetite which also includes ongoing developments in Group’s top and emerging risks;
—	Providing input and review of public and regulatory disclosures, such as the annual Solvency and Financial Condition Report (‘SFCR’);
—

Performing and documenting Own Risk and Solvency Assessment (‘ORSA’), undertaking stress and scenario testing including Reverse Stress Testing and informing key areas of risk based decision making; and

—	Considering material findings from regulatory reviews and interactions with regulators which impact on risk governance or risk management processes.

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B.	System of Governance

In order to fulfil these responsibilities, Risk often liaises with other functions (eg Actuarial and Compliance) to provide technical expertise or advice throughout the risk management cycle.

B.3.3 Internal model

The Solvency II internal model is a key risk management tool and refers to the systems and processes used to identify, monitor and quantify risks for the purpose of calculating the Solvency II capital requirement and management’s own assessment of ECap requirements.

Scope of the internal model

For calculating Group Solvency Capital Requirement (SCR), Prudential adopts a combination of the following two methods:

—	Method 1: the Accounting Consolidation method; and
—	Method 2: the Deduction and Aggregation method.

Method 1 applies to all related undertakings of the Group (except for the US insurance undertakings discussed below). These undertakings include:

—	The insurance and reinsurance undertakings in the UK and Asia, for which the assets and liabilities are valued on a Solvency II basis; and
—	Asset managers and unregulated entities, valued using sectoral rules and notional sectoral rules respectively.

Method 2 is applied to the US insurance undertakings including: Brooke Life Insurance Company, Jackson National Life Insurance Company, Jackson National Life Insurance Company of New York and Squire Reassurance Company II. For these entities the Solvency II surplus is valued under the US local Risk Based Capital regime, on the basis of the US provisional equivalence.

Internal model governance and controls

The Prudential plc Board is responsible for the governance and oversight of the internal model supported by the Group Risk Committee, Group Executive Risk Committee and Senior Management.

The duties of the Group Risk Committee include:

—	Annually reviewing the overall effectiveness of the internal model;
—	Reviewing and approving the overall methodology and key assumptions used in the internal model for determining economic and regulatory capital requirements for the Group; and
—	Reviewing the appropriateness of any proposed major change in the internal model, and making recommendations to the Board as required.

The Group Executive Risk Committee has responsibility to monitor the development, implementation and maintenance of the internal model and review the appropriateness of any changes and developments, including validating their accuracy, dependability and consistency across the Group.

The Group Executive Risk Committee has established two related sub-committees:

—

Technical Actuarial Committee (TAC): The TAC is responsible for setting the methodology and assumptions for valuing the Group’s assets, liabilities and capital requirements under Solvency II and the Group’s internal economic capital basis; and

—

Solvency II Technical Oversight Committee (STOC): The STOC is responsible for the overall governance and oversight of the group-wide Solvency II internal model. Its key objectives are to ensure that the internal model remains compliant with regulatory requirements, operates effectively and is appropriate for use across the Group.

Equivalent committees to the Technical Actuarial Committee and the Solvency II Technical Oversight Committee are in place within Prudential UK and Europe and Prudential Corporation Asia to provide appropriate oversight around the internal model at business unit level, with direct reporting and escalation in place between Group and business unit committees where required.

Material changes to the internal model governance

The model change policy was approved by the PRA during the IMAP Submission. There have been no material changes to the internal model governance during the reporting period.

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B.	System of Governance

Validation process

As noted above, the Solvency II Technical Oversight Committee’s (STOC) key objectives are to ensure that the internal model remains compliant with regulatory requirements, operates effectively and is appropriate for use. This includes coordinating and performing detailed oversight of the validation of the internal model and overseeing change of the internal model on behalf of the Group Executive Risk Committee (GERC).

The Group Risk Model Oversight (GRMO) function within Group Risk provides independent assurance that the internal model remains fit for purpose. The objective of GRMO is to carry out an ongoing programme of risk-based assurance activity that independently supports both the Solvency II regulatory requirements and, where applicable, the internal governance requirements in respect of other non-regulatory internal model metrics, such as ECap. The process aims to provide assurance as to the reliability of the internal model for senior management and the Board, as well as acting as an incentive for the model’s ongoing improvement. A regular cycle of validation is currently in place, and regularly reports to STOC in respect of the methodology and calibration of the internal model. GRMO function develops and delivers a validation work plan, culminating in the delivery of a Group-wide Validation Report, which is approved by STOC and presented to GERC for noting.

B.3.4 Own Risk and Solvency Assessment (ORSA)

The Own Risk and Solvency Assessment (ORSA) is the ongoing process of identifying, assessing, controlling, monitoring and reporting the risks to which the business is exposed, and of assessing the capital necessary to ensure that the Group’s solvency needs are met at all times. The Group ORSA Report consolidates the analysis and outcomes of these processes and provides a quantitative and qualitative assessment of the Group’s risk profile and solvency needs, on a forward looking basis, incorporating the Group’s strategy and business plan. The report is prepared at least annually, and ad hoc if there is a significant change in the Group’s risk profile which requires a re-evaluation of the risks and solvency position of the Group.

The conclusions of the Group ORSA Report are reliant on a number of risk and capital management processes. These ongoing processes are embedded throughout the Group and their outcomes are reviewed and, where relevant, approved by various risk committees and, where relevant, the Board.

The ORSA related processes and the timing of the Group ORSA Report are linked to key strategic decision making processes.

The Group ORSA Report (May) informs the Group Risk input into the Board Strategy Away Day (June), which sets the strategic direction and basis for the next Business Plan (November). The Risk Assessment of the Business Plan is then a key ORSA component and input into the next Group ORSA Report, and the cycle continues.

The table below sets out the roles of the ORSA stakeholders in the production of the ORSA report.

Stakeholder	Roles
Prudential plc Board	Approving the Group ORSA report for submission to the PRA
Group Risk Committee	Advising the plc Board on the review of the Group ORSA report
Group Executive Risk Committee	Reviewing the ORSA report ahead of the GRC
Group Chief Risk Officer	Ownership of the Group ORSA report

The Group’s risk management system is designed to ensure adequate protection of policyholder and other stakeholder interests. Within this risk management system, the Group holds capital with the objective of ensuring that the aggregate risk of not being able to meet liabilities as they fall due is kept to an acceptably low level. To meet this objective, the Group calculates capital requirements on a number of different bases including regulatory and internal bases, and has set out risk appetite relating to a number of these measures. The Group’s key capital metrics are ECap and Solvency II. In addition, the local solvency requirements applicable to business unit statutory entities are monitored at the Group as they are key drivers of business unit remittance and injections.

B.4	Internal control system

B.4.1 Overview

Prudential’s framework of risk management and internal controls centres on clear delegated authorities to ensure Board oversight and control of important decisions. The framework is underpinned by the Group Code of Business Conduct, which sets out the ethical standards the board requires of itself, employees, agents and others working in the Group.

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B.	System of Governance

The Group Governance Manual (the Manual) sets out delegated authorities and establishes the requirements for subsidiaries to seek approvals from Group Head Office. Group-wide standards are established through policies and other governance arrangements, which are also included in the Manual. Internal controls and processes, based on the provisions established in the manual, are in place across the Group. These include controls for the preparation of financial reporting. The operation of these controls and processes facilitates the preparation of reliable financial reporting and the preparation of local and consolidated financial statements in accordance with the applicable accounting standards and requirements of the Sarbanes-Oxley Act. These controls include certifications by the Chief Executive and Chief Financial Officer of each business unit regarding the accuracy of information provided for use in preparation of the Group’s consolidated financial reporting and the assurance work carried out in respect of US reporting requirements.

The Board has delegated authority to the Audit Committee to review the framework and effectiveness of the Group’s systems of internal control. The Audit Committee is supported in this responsibility by the assurance work carried out by Group-wide Internal Audit and the work of the business unit audit committees, which oversee the effectiveness of controls in each respective business unit.

Formal review and effectiveness of controls

A formal evaluation of the systems of internal control and risk management is carried out at least annually. The report is considered by the Audit Committee and Risk Committee prior to the Board reaching a conclusion on the effectiveness of the systems in place. This evaluation takes place prior to the publication of the Annual Report.

As part of the evaluation, the Chief Executive and Chief Financial Officer of each business unit, including Group Head Office, certify compliance with the Group’s governance policies and the risk management and internal control requirements. The Group Risk function facilitates a review of the matters identified by this certification process. This includes the assessment of any risk and control issues reported during the year, risk and control matters identified and reported by the other Group oversight functions and the findings from the reviews undertaken by Group-wide Internal Audit, which carries out risk-based audit plans across the Group. Issues arising from any external regulatory engagement are also taken into account.

For the purposes of the effectiveness review, the Group has followed the FRC Guidance on Risk Management, Internal Control and Related Financial and Business Reporting. In line with this guidance, the certification provided below does not apply to certain material joint ventures where the Group does not exercise full management control. In these cases, the Group satisfies itself that suitable governance and risk management arrangements are in place to protect the Group’s interests. However, the relevant Group company which is party to the joint venture must, in respect of any services it provides in support of the joint venture, comply with the requirements of the Group’s internal governance framework.

In accordance with provision C.2.3 of the UK Corporate Governance Code and provision C.2.1 of the Hong Kong Corporate Governance Code, the Board reviewed the effectiveness and performance of the system of risk management and internal control during 2017. This review covered all material controls, including financial, operational and compliance controls, risk management systems and the adequacy of the resources, qualifications and experience of staff of the Group’s accounting, internal audit and financial reporting functions. The review identified a number of areas for improvement and the necessary actions have been or are being taken.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout 2017, and confirms that the system remains effective.

B.4.2 Compliance function

Overview

The roles and responsibilities of Prudential’s compliance functions are outlined in the Group Compliance Policy (within the Group Governance Manual), which requires all business units to maintain appropriate compliance arrangements. The Policy requires all business units to include the following activities within the role and responsibilities of their compliance functions:

—	Advising and guiding the business unit management and appropriate governance committees on compliance with all applicable laws, regulations and administrative provisions;
—	Advising and guiding the business unit management and appropriate governance committees on legal and regulatory change, including the likely impact on the business unit;
—	Coordinating business unit regulatory compliance risk identification and assessments;
—	Advising on the design of policies, procedures, systems and controls to promote compliance within the business;

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B.	System of Governance

—	Advising on compliance training;
—	Risk-based oversight, monitoring and review of business unit regulatory compliance arrangements; and
—	Reporting regulatory compliance matters, regulatory compliance risk and regulatory change.

Under the Policy, a ‘compliance function’ may be any department which provides such ‘second line’ oversight in respect of specific regulatory compliance risks. Prudential’s compliance functions assist management in identifying, assessing and reporting on regulatory compliance risks and the development of compliance plans.

Management information and reporting

The Group Compliance Policy provides for three types of management information:

(i)	Regular compliance reporting: business units provide Group Compliance with the following:
—	Annual attestation of compliance with Group Compliance Policy;
—	Business unit Compliance Plan on annual basis;
—	Quarterly reporting on progress and updates to the plan; and
—	Monthly reporting which includes at a minimum significant communications with regulators.
(ii)	Ad-hoc reporting of issues raised by regulators, Board Committees or Executive management; and
(iii)

Escalation of significant incidents or issues including material compliance events which could have a significant impact to the business unit or potentially impact the Group’s relationship with its lead UK regulators.

B.5	Internal audit function

(a)	How the undertaking’s internal audit function is implemented

The work of Group-wide Internal Audit is part of the overall Internal Control Framework of the Prudential Group in that it operates as a ‘third-line of defence’ in providing independent and objective internal control assurance.

Group-wide Internal Audit’s primary objective is to assist the Board, Group Executive Committee, Group Audit Committee and Group Risk Committee in protecting the assets, reputation and sustainability of the organisation through the assessment and reporting of the overall effectiveness of risk management, control and governance processes across the Group; and by appropriately challenging Executive Management to improve the effectiveness of those processes.

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, to the Group Chief Executive Officer. In accordance with the Group-wide Internal Audit internal audit policy (‘the Charter’), each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director. The function also has a Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology. Internal audit resources, plans, budgets and its work are overseen by both the Group Audit Committee and the relevant Business Unit Audit Committee.

Group-wide Internal Audit activity is not restricted in scope in any way and is empowered by the Group Audit Committee to audit all parts of the Prudential Group and has full access to any of the organisation’s records, physical properties and personnel. All employees are required to assist Group-wide Internal Audit in fulfilling its roles and responsibilities.

The Group-wide Internal Audit Director submits an annual audit plan to the Group Audit Committee for review and approval. Individual business unit audit plans are also agreed with the relevant business unit Audit Committee. The annual audit plan is based on prioritisation of the identified ‘audit universe’ using an ‘audit needs’ risk-based methodology, incorporating input from Group and business unit stakeholders and is subject to ongoing review.

Group-wide Internal Audit adheres to the Institute of Internal Auditors requirements as set out in the Institute of Internal Auditors’ ‘Code of Ethics’ and ‘International Standards for the Professional Practice of Internal Auditing’, and the Chartered Institute of Internal Auditor’s revised guidance, ‘Effective Internal Audit in the Financial Services Sector’.

Group-wide Internal Audit adheres to the requirements for internal audit functions set out in the Solvency II Directive 2009/138/EC (Level 1 text) Article 47 and Delegated Regulation (EU) 2015/35 (Level 2 text) Article 271.

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B.	System of Governance

Group-wide Internal Audit adheres to the requirements of the Senior Insurance Managers Regime and the Group’s Fit and Proper Policy.

(b)	How the undertaking’s internal audit function maintains its independence and objectivity from the activities it reviews

Group-wide Internal Audit maintains its independence and objectivity in the discharge of its responsibilities, and appropriate reporting lines are in place to support this goal:

—

The audit department is led by the Group-wide Internal Audit Director, who is accountable to the Group Audit Committee through a functional reporting line to the Chair of the Committee and, for management purposes, reports to the Group Chief Executive Officer. The Group-wide Internal Audit Director also has direct access to the Chairman of the Board;

—

The Group-wide Internal Audit Director reports audit related matters to the Group Audit Committee and communicates directly with the Group Audit Committee through attendance at its meetings, as well as attending those of each business unit Audit Committee;

—

The Group-wide Internal Audit Director, in consultation with the Group Chief Executive Officer, is empowered to attend and observe all or part of Group Executive Committee meetings and any other key management decision making committees and activities, as appropriate;

—

In accordance with the Group-wide Internal Audit Charter, each of the Group’s business units has an internal audit team, the heads of which report to the Group-wide Internal Audit Director as functional head, while recognising local legislation or regulation, as appropriate. The Group-wide Internal Audit Director will consider the independence, objectivity and tenure of the Audit Directors when performing their appraisals;

—

The function also has an autonomous Quality Assurance Director, whose primary role is to monitor and evaluate adherence to industry practice guidelines and Group-wide Internal Audit’s own standards and methodology;

—

The assessment of the adequacy and effectiveness of the Risk Management, Compliance and Finance functions is within the scope of Group-wide Internal Audit and, as such, Group-wide Internal Audit is independent of these functions and is neither responsible for nor part of them;

—

Group-wide Internal Audit staff are expected to exhibit the highest level of professional objectivity in carrying out their duties; must make a balanced assessment of all relevant circumstances; remain impartial; and seek to avoid any professional or personal conflict of interest; and

—

Group-wide Internal Audit has a Conflicts of Interest register. Potential conflicts are recorded and monitored by the Group-wide Internal Audit Quality Assurance Director, including a quarterly review of reported conflicts to assess appropriate management oversight. Where deemed necessary, the Quality Assurance team reviews audits where a potential conflict has been identified to ensure conformance with Group-wide Internal Audit policy.

B.6	Actuarial function

Prudential’s Group Actuarial Function is responsible for the activities set out in Article 48 of the Solvency II Directive. Overall responsibility for these activities rests with the Director of Group Actuarial and Capital. These functional responsibilities are carried out locally by the UK Chief Actuary (who is the key function holder for Actuarial for The Prudential Assurance Company Limited), the Prudential Corporation Asia Chief Actuary and Prudential Corporation Asia Regional Director Actuarial Reporting, and the Jackson Chief Actuary. The Group Technical Actuarial Committee, which is a sub-committee of the Group Executive Risk Committee, is the management governance body for reviewing the activities undertaken by the Group Actuarial Function.

An annual report on the activities undertaken by the Group Actuarial Function is provided to the Group Audit Committee. The report includes details of any deficiencies identified and recommendations as to how such deficiencies should be remedied.

The key activities undertaken by the Group Actuarial Function are summarised below.

Coordination	and oversight of the calculation of technical provisions

The Group Actuarial Function applies a range of methods to gain comfort that the calculations of technical provisions are reliable and adequate on an ongoing basis, including: maintenance of Group-wide policies and standards requiring business unit attestations, Group and business unit review of methodologies and assumptions and business unit review of data and models.

An annual report on the reliability and adequacy of the calculation of Solvency II technical provisions is provided to the Group Audit Committee to support their review of the Group’s annual Quantitative Reporting Templates.

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B.	System of Governance

Under US equivalence for Solvency II, Jackson’s regulatory available capital and Risk Based Capital are reflected in the Group’s consolidated Solvency II results. Within Jackson’s regulatory available capital, the statutory liabilities are valued in line with local regulatory requirements (rather than Solvency II requirements) and are signed off by the Jackson Appointed Actuary as required by US regulations. Jackson’s liabilities are therefore not part of the Group’s Solvency II technical provisions and are not within the scope of the Group Actuarial Function’s oversight activities under Article 48 of the Solvency II Directive.

Opinions on the overall underwriting policy and the adequacy of reinsurance arrangements

Annual opinions on the Group underwriting policy and the adequacy of reinsurance arrangements are provided to the Group Executive Risk Committee, with any material issues escalated to the Group Risk Committee. These opinions are based on reviews of Group policies governing underwriting, supported by business unit actuarial opinions on the appropriateness of local underwriting policies and the adequacy of reinsurance within the business units.

Contribution to the effective implementation of the risk management system

The Group Actuarial Function develops and maintains the Group’s Solvency II internal model, and the related risk modelling calibrations, within Group Risk’s governance framework. This work also includes development and maintenance of the Group’s multi-term economic capital model, in line with Group Risk’s requirements. Oversight of this activity is provided by the Group Executive Risk Committee and the Group Risk Committee.

Other activities

In addition to fulfilling the tasks of the Actuarial Function at Group level, Group Actuarial supports the Group Audit Committee in its responsibilities with respect to external financial reporting and provides group-wide actuarial oversight of the methodologies and best estimate assumptions used for IFRS and European Embedded Value (EEV) reporting. Group Actuarial also supports the Group’s capital management activities.

B.7	Outsourcing

B.7.1 Description of the Group outsourcing and third-party supply policy

The Group is committed to making sure it has a robust, well managed outsourced and third-party supplier network.

Third-Party Management is embedded within our Group Risk Framework. It forms part of the Group’s Operational Risk Categorisation and a qualitative operational risk appetite statement for Third-Party Management is in place. Underpinning the appetite statement, Limits and Triggers exist which are monitored regularly by business units and Group.

Additionally, the Group has requirements for the management of outsourcing and third-party supply arrangements through a Group Outsourcing and Third-Party Supply policy. The policy is well established within the Group Risk Framework and has objectives to:

—	Provide a consistent Group-wide definition of third-party supply, outsourcing, and intra-group outsourcing, and provide clarification of what may be considered ‘critical’;
—	Summarise the Group’s due diligence/selection criteria for critical outsource and third-party supply arrangements;
—	Define the minimum contractual requirements for outsourcing and third-party supply arrangements and critical outsourcing and third-party supply arrangements;
—

Describe the management and monitoring requirements for critical outsourcing and third-party supply arrangements, including the required governance structures, associated roles and responsibilities; and

—

Define reporting and escalation principles at business unit and Group levels for critical outsourcing and third-party supply arrangements, including the notification requirements to the Supervisory Authority under Solvency II.

Business units may also adopt their own supporting policies and reporting procedures (which must be consistent with the Group policy) to ensure prudent risk management practices under local regulations.

As part of the Group’s minimum policy standards, all business units are expected to take into consideration local legislation, including (where relevant) the requirements of the UK Modern Slavery Act and consideration of the United Nations Universal Declaration of Human Rights.

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B.	System of Governance

Our businesses (and their respective procurement teams) are expected to undertake due diligence before engaging a new supplier and are entered into with due consideration of the Group Code of Business Conduct and other relevant Group policies. For a possible critical outsource and third-party supply arrangement, this would include an assessment of the risks of the supplier breaching the United Nations Universal Declaration of Human Rights. Once approved, the relationship with such suppliers is then actively managed, at the appropriate level, through a combination of ongoing due diligence, review meetings, annual attestations given by suppliers and, if required, audits conducted on the relevant supplier.

B.7.2 Group’s profile of critical or important operational functions or activities

Across the Group, the most common category of critical suppliers and outsourcing arrangements is Support Services and Administration which broadly cover activities such as, but not limited to, human resources, data management, employee healthcare services, general office and customer services. This is followed closely by Finance and Investments which is mainly comprised of fund administration and banking facilities such as payments and custodian services. Technology and Infrastructure comprise the remaining types of arrangements.

The tables below, as at 31 December 2017, which are from the perspective of our material business units, show the types of arrangements (including intra-group arrangements) taking place across the Group and the jurisdiction of service providers. The Group’s UK and Europe business has announced that, linked to strategic ambitions, the provision of some key services by intra-group outsourcers will move to external providers over the next 12 to 18 months.

Table 1. Types of arrangements across the Group by business unit

	Asia Operations	Group Head Office	UK and Europe Operations	US Operations
Finance and Investments	●	●	●	●
Infrastructure	●		●
Support Services and Administration	●	●	●	●
Technology	●	●	●	●

Table 2. Types of intra-group arrangements across the Group by business unit

	Asia Operations	Group Head Office	UK and Europe Operations	US Operations
Finance and Investments	●		●	●
Infrastructure			●
Support Services and Administration	●	●	●	●
Technology	●	●	●

The majority of intra-group arrangements relate to Finance and Investments services, mainly comprised of fund/mandate administration where the Group utilises the capability of its internal asset managers. Infrastructure services are provided to UK businesses by Group Corporate Property. Support Services and Administration services are also provided across many of our Group entities. They are followed by Technology services where business units utilise our internal technology services businesses in the UK, as well as local entities in Asia.

Table 3. Jurisdiction of non-local service providers by type of arrangements and business unit

		Asia	EU	South Africa	US
Finance and Investments	Asia Operations	●	●	●	●
Support Services and Administration		●	●		●
Technology		●
Support Services and Administration	UK and Europe Operations	●

B.8	Any other information

Information on the Group’s assessment of the effectiveness of systems of internal control and risk management is provided in Section B.4.1 above.

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C.    Risk Profile

C.	Risk Profile

(Unaudited)

The Group uses an Economic Capital (ECap) metric that has specifically been developed to reflect management’s view of the economic risks to which the Group is exposed and the capital required to support those risks. This is the risk metric used to assess risks consistently across the Group.

The calibration of the ECap metric, however, does not fully comply with the requirements of the Solvency II Directive and therefore is not used for Pillar 1 regulatory purposes. The Solvency II Pillar 1 Solvency Capital Requirement (SCR) is a risk-based measure calculated using the Group’s internal model that reflects the specifics of the Group’s businesses and risks, and is calibrated to the rules and requirements of the Solvency II Directive. The PRA has also approved the use of a Deduction and Aggregation method as set out in Article 233 of the Solvency II Directive to incorporate the Group’s US insurance entities, which are included at 150 per cent of the US Risk Based Capital Company Action Level in the calculation of the Group SCR. The economic capital requirements and SCR provide an assessment of the risk profile of the Group and its business units.

The most material differences between Prudential’s ECap metric and the Pillar 1 SCR are set out below.

—

Treatment of with-profits funds: Prudential’s SCR is considered on a consolidated basis, incorporating both shareholder and policyholder fund capital requirements whereas the ECap metric is only considered from a shareholder perspective allowing for the economic interest in the policyholder funds;

—

Multi-term risk modelling: Under Solvency II Pillar 1, the SCR allows for an assessment of risk over a single-year time horizon. Prudential’s internal view is that many risks (eg longevity risk, credit risk, etc) are more appropriately considered over a longer time period and this view is reflected in the multi-term ECap calibration approach;

—

Treatment of Jackson: Capital required in respect of the Group’s US insurance entities is approved for inclusion in the SCR using the Deduction and Aggregation method with no allowance for diversification of risks with Prudential’s other business units. Under the ECap metric, the US insurance entities are assessed under Prudential’s economic capital model which allows for interaction/diversification across all business units;

—

Treatment of the Risk Margin: The ECap metric uses an alternative cost of capital for calculating the risk margin. Under the ECap metric a risk margin is held only for risks which are subject to a single-year time horizon;

—

Liability discount rate: The ECap metric uses an economic ‘liquidity premium’ addition to the discount rate for certain liabilities. This differs from the regulatory ‘matching adjustment’ and ‘volatility adjustment’ used under Solvency II; and

—

Asia surplus recognition: Compared to Solvency II Pillar 1, ECap uses a more economic definition of contract boundaries and no deductions are made to available capital due to ‘capital transferability’ tests.

While the above changes result in a different assessment of the level of risk between the ECap metric and the SCR, the material categories of risk are unchanged. The risk monitoring/mitigation actions outlined in this document are therefore considered appropriate under both bases.

The chart below shows the undiversified Solvency II SCR by risk category for the Group’s shareholder Solvency II SCR (including US insurance entities) to give an indication of the areas of key risk exposures:

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C.	Risk Profile

The key risk exposures are discussed in the following sections.

The consolidated undiversified Solvency II SCR by risk category (including policyholder but excluding US insurance entities in line with quantitative reporting template S.25.02.02) of the Group is provided in the table in Section E.2.2. The key risk exposures are broadly consistent with that shown above.

C.1	Underwriting risk

Insurance risk makes up a significant proportion of our overall risk exposure. The profitability of our businesses depends on a mix of factors including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group’s insurance risks are persistency and morbidity risk in the Asia business; longevity risk in the UK legacy business of M&G Prudential; and policyholder behaviour risks in Jackson.

We manage and mitigate our insurance risk using the following:

—	Our insurance and underwriting risk policies;
—	The risk appetite statements, limits and triggers we have in place;
—	Using longevity, morbidity and persistency assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
—	Using reinsurance to mitigate longevity and morbidity risks;
—	Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
—	Maintaining the quality of our sales processes and using initiatives to increase customer retention in order to mitigate persistency risk;
—	Using product re-pricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
—	Regular deep dive assessments.

Longevity risk is an important element of our insurance risks for which we need to hold a large amount of capital under Solvency II regulations. Longevity reinsurance is a key tool for us in managing our risk. The enhanced pensions freedoms introduced in the UK during 2015 reduced the demand for retail annuities greatly. Although we have withdrawn from selling new annuity business, given our significant annuity portfolio the assumptions we make about future rates of improvement in mortality rates remain key to the measurement of our insurance liabilities and to our assessment of any reinsurance transactions.

We continue to conduct research into longevity risk using both experience from our annuity portfolio and industry data. Although the general consensus in recent years is that people are living longer, there is considerable volatility in year-on-year longevity experience, which is why we need expert judgement in setting our longevity basis.

Our morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

In Asia, we write significant volumes of health protection business, and so a key assumption for us is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than we expect, so the medical claim cost passed on to us is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to re-price our products each year and by having suitable overall claim limits within our policies, either limits per type of claim or in total across a policy.

Our persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumption. Persistency risk is mitigated by appropriate training and sales processes and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, we make allowance for the relationship (either assumed or observed historically) between persistency and investment

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C.	Risk Profile

returns and account for the resulting additional risk. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on our financial results can vary but depends mostly on the value of the product features and market conditions.

Special purpose vehicles

There are no special purpose vehicles that fall into the definition under Article 211 of Solvency II Directive.

C.2	Market risk

The main drivers of market risk in the Group are:

—	Investment risk (including equity and property risk);
—	Interest rate risk; and
—	Given the geographical diversity of our business, foreign exchange risk.

With respect to investment risk, equity and property risk arises from our holdings of equity and property investments, the prices of which can change depending on market conditions.

The valuation of our assets (particularly the bonds that we invest in) and liabilities are also dependent on market interest rates and exposes us to the risk of those moving in a way that is detrimental for us.

Given our global business, we earn our profits and have assets and liabilities in various currencies. The translation of those into our reporting currency exposes us to movements in foreign exchange rates.

Our main investment risk exposure arises from the portion of the profits from the M&G Prudential with-profits fund to which we are entitled to receive; the value of the future fees from our fee-earning products in our Asia business; and from the asset returns backing Jackson’s variable annuities business.

Our interest rate risk is driven in the UK business by our need to match the duration of our assets and liabilities; from the guarantees of some non-unit-linked investment products in Asia; and the cost of guarantees in Jackson’s fixed, fixed index and variable annuity business.

The methods that we use to manage and mitigate our market risks include the following:

—	Our market risk policy;
—	Risk appetite statements, limits and triggers that we have in place;
—	The monitoring and oversight of market risks through the regular reporting of management information;
—	Our asset and liability management programmes;
—	Use of derivative programmes, including, for example, interest rate swaps, options and hybrid options for interest rate risk;
—	Regular deep dive assessments; and
—	Use of currency hedging.

Investment risk

In the UK business, our main investment risk arises from the assets held in the with-profits funds. Although this is mainly held by our policyholders, a proportion of the funds’ declared bonuses and policyholder net investment gains is shared with shareholders and so our investment exposure relates to the future performance of that proportion (future transfers).

This investment risk is driven mainly by equities in the funds, although there is some risk associated with other investments such as property and bonds. Some hedging to protect against a reduction in the value of these future transfers against falls in equity prices is performed outside the funds using derivatives. The with-profits funds’ large Solvency II own funds – estimated at £9.6 billion at 31 December 2017 (31 December 2016: £8.4 billion) – helps to protect against market fluctuations and helps the funds to maintain appropriate solvency levels. The with-profits funds’ Solvency II own funds are protected partially against falls in equity markets through an active hedging programme within the fund.

In Asia, our shareholder exposure to equity price movements results from unit-linked products, where our fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from our investment portfolios which include equities.

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C.	Risk Profile

In Jackson, investment risk arises from the assets backing customer policies. In the case of spread-based business, including fixed annuities, these assets are generally bonds, and shareholder exposure comes from the minimum returns needed to meet the guaranteed rates that we offer to policyholders. For our variable annuity business, these assets include both equities and bonds. In this case, the main risk to the shareholder comes from the guaranteed benefits that can be included as part of these products. Our exposure to this is reduced by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Interest rate risk

While long-term interest rates in advanced economies have increased broadly since mid-2016 and indications are for further gradual tightening of monetary policy and the start of balance sheet normalisation by central banks, they remain close to historical lows. Some products that we offer are sensitive to movements in interest rates. We have already taken a number of actions to reduce the risk to the in-force business, as well as re-pricing and restructuring new business offerings in response to these historically low interest rates. Nevertheless, we still retain some sensitivity to interest rate movements.

Interest rate risk arises in M&G Prudential’s insurance business from the need to match cash payments to meet annuity obligations with the cash we receive from our investments. To minimise the impact on our profit, we aim to match the duration (a measure of interest rate sensitivity) of assets and liabilities as closely as possible and the position is monitored regularly. Under the Solvency II regulatory regime, additional interest rate risk results from the way the balance sheet is constructed, such as the requirement for us to include a risk margin. The UK business assesses on a regular basis the need for any derivatives in managing its interest rate sensitivity. The with-profits business is exposed to interest rate risk because of underlying guarantees in some of its products. Such risk is borne largely by the with-profits fund itself but shareholder support may be required in extreme circumstances where the fund has insufficient resources to support the risk.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked investment products. This exposure exists because it may not be possible to hold assets which will provide cash payments to us which match exactly those payments we in turn need to make to policyholders – this is known as an asset and liability mismatch and although it is small and managed appropriately, it cannot be eliminated.

Jackson is exposed to interest rate risk in its fixed, fixed index and variable annuity books. Movements in interest rates can impact on the cost of guarantees in these products, in particular the cost of guarantees to us may increase when interest rates fall. We monitor the level of sales of variable annuity products with guaranteed living benefits actively, and together with the risk limits we have in place this helps us to ensure that we are comfortable with the interest rate and market risks we incur as a result. The Jackson hedging programme includes hybrid derivatives to provide some protection from a combined fall in interest rates and equity markets since Jackson is exposed to the combination of these market movements.

Foreign exchange risk

The geographical diversity of our businesses means that we have some exposure to the risk of exchange rate fluctuations. Our operations in the US and Asia, which represent a large proportion of our operating profit and shareholders’ funds, generally write policies and invest in assets in local currencies. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in our Group financial statements when results are reported in UK sterling.

We retain revenues locally to support the growth of our business and capital is held in the local currency of the business to meet local regulatory and market requirements. We accept the foreign exchange risk this can produce when reporting our Group balance sheet and income statement. In cases where a surplus arises in an overseas operation which is to be used to support Group capital, or where a significant cash payment is due from an overseas subsidiary to the Group, this foreign exchange exposure is hedged where we believe it is favourable economically to do so. Generally, we do not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside of the countries in which we operate, but we do have some appetite for this on fee income and on non-sterling investments within the with-profits fund. Where foreign exchange risk arises outside our appetite, currency borrowings, swaps and other derivatives are used to manage our exposure.

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C.    Risk Profile

C.3	Credit risk

All of the financial data on the Group’s exposure in this section is provided based on the information as shown in the Group’s IFRS financial statements.

We invest in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments we need to make to policyholders. We also enter into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, we are exposed to credit risk and counterparty risk across our business.

Credit risk is the potential for reduction in the value of our investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk that the counterparty to any contract we enter into being unable to meet their obligations causing us to suffer loss.

We use a number of risk management tools to manage and mitigate this credit risk, including the following:

—	Our credit risk policy;
—	Risk appetite statements and limits that we have defined on issuers, and counterparties;
—	Collateral arrangements we have in place for derivative, secured lending reverse repo and reinsurance transactions;
—

The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews. In 2017 it has conducted sector reviews in the Asia sovereign sector, the UK banking sector, the US retail property sector and continues to review the developments around central clearing;

—	Regular deep dive assessments; and
—	Close monitoring or restrictions on investments that may be of concern.

Debt and loan portfolio

Our UK business is exposed mainly to credit risk on fixed income assets in the shareholder-backed portfolio. At 31 December 2017, this portfolio contained fixed income assets worth £35.3 billion. Credit risk arising from a further £57.4 billion of fixed income assets is borne largely by the with-profits fund, to which the shareholder is not exposed directly although under extreme circumstances shareholder support may be required if the fund is unable to meet payments as they fall due.

Credit risk also arises from the debt portfolio in our Asia business, the value of which was £41.0 billion at 31 December 2017. The majority (68 per cent) of the portfolio is in unit-linked and with-profits funds and so exposure of the shareholder to this component is minimal. The remaining 32 per cent of the debt portfolio is held to back the shareholder business.

Credit risk also arises in the general account of the Jackson business, where £35.4 billion of fixed income assets are held to support shareholder liabilities including those from our fixed annuities, fixed index annuities and life insurance products.

The shareholder-owned debt and loan portfolio of the Group’s other operations was £2.3 billion as at 31 December 2017.

Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

Group sovereign debt

We also invest in bonds issued by national governments. This sovereign debt represented 19 per cent or £16.5 billion of the shareholder debt portfolio as at 31 December 2017 (31 December 2016: 19 per cent or £17.1 billion). 5 per cent of this was rated AAA and 90 per cent was considered investment grade (31 December 2016: 92 per cent investment grade).

Bank debt exposure and counterparty credit risk

Our exposure to banks is a key part of our core investment business, as well as being important for the hedging and other activities we undertake to manage our various financial risks. Given the importance of our relationship with our banks, exposure to the sector is considered a material risk for the Group with an appropriate level of management information provided to the Group’s risk committees and the Board.

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C.	Risk Profile

Our exposure to derivative counterparty and reinsurance counterparty credit risk is managed using an array of risk management tools, including a comprehensive system of limits.

Where appropriate, we reduce our exposure, buy credit protection or use additional collateral arrangements to manage our levels of counterparty credit risk.

At 31 December 2017, shareholder exposures by rating and sector are shown below:

—	95 per cent of the shareholder portfolio is investment grade rated. In particular, 69 per cent of the portfolio is rated A- and above; and
—	The Group’s shareholder portfolio is well diversified: no individual sector makes up more than 10 per cent of the total portfolio (excluding the financial and sovereign sectors).

C.4	Liquidity risk

C.4.1 Risk exposure and mitigation

Our liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due. This incorporates the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or redemption requests are made against Prudential external funds.

We have significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. In total, the Group has £2.6 billion of undrawn committed facilities that we can make use of, expiring in 2022. We have access to further liquidity by way of the debt capital markets, and also have in place an extensive commercial paper programme and have maintained a consistent presence as an issuer in this market for the last decade.

Liquidity uses and sources are assessed at a Group and business unit level under both base case and stressed assumptions. We calculate a Liquidity Coverage Ratio (LCR) under stress scenarios as one measure of our liquidity risk, and this ratio and the liquidity resources available to us are monitored regularly and are assessed to be sufficient.

Our risk management and mitigation of liquidity risk include:

—	Our liquidity risk policy;
—	The risk appetite statements, limits and triggers that we have in place;
—	The monitoring of liquidity risk we perform through regular management information to committees and the Board;
—

Our Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of our liquidity risks and the adequacy of our available liquidity resources under normal and stressed conditions;

—	Regular stress testing;
—	Our established contingency plans and identified sources of liquidity;
—	Our ability to access the money and debt capital markets;
—	Regular deep dive assessments; and
—	The access we have to external sources of finance through committed credit facilities.

C.4.2 Expected profit included in future premiums (EPIFP)

The Group is required to calculate and report the expected profit included in future premiums (EPIFP) in accordance with Article 260 of the Delegated Regulation. This calculation requires an assessment of the impact on insurance technical provisions (excluding the risk margin) if future premiums relating to in-force business were not received, regardless of the legal or contractual rights of policyholders to discontinue their policies. The calculation is carried out at the level of homogeneous risk groups, as defined in Article 35 of the Delegated Regulation. The calculation is not permitted to allow for corresponding impacts the removal of future premiums would have on other items of the Solvency II balance sheet (for example impacts this would have on deferred tax liabilities) or corresponding impacts on the SCR.

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C.	Risk Profile

At 31 December 2017, the EPIFP was £8,803 million for the Group as shown on the attached template S.23.01.22. After allowing for the corresponding impacts on other balance sheet items, the contribution of the EPIFP to Group own funds is estimated to be around £7.4 billion. The SCR allows for risks relating to non-receipt of future premiums, and the SCR for persistency risk (see Section E.2.2) is £5.6 billion. Solvency II recognises EPIFP as high quality (Tier 1) capital, reflecting that future premiums on in-force business are a core part of the valuation of long term insurance contracts, along with the related claims and expenses relating to those future premiums.

C.5	Operational risk

We define operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This includes employee error, model error, system failures, fraud or some other event which disrupts business processes. Processes are established for activities across the scope of our business, including operational activity, regulatory compliance, and those supporting environmental, social and governance (ESG) activities among others, any of which can expose us to operational risks.

We process a large volume of complex transactions across a number of diverse products, and are subject to a high number of varying legal, regulatory and tax regimes. We also have a number of important third-party relationships that provide the distribution and processing of our products, both as market counterparties and as outsourcing partners. M&G Prudential outsources several operations, including a significant part of its back office, customer facing functions and a number of IT functions. These third party arrangements help us to provide a high level and cost-effective service to our customers, but they also make us reliant on the operational performance of our outsourcing partners.

The performance of our core business activities places reliance on the IT infrastructure that supports day-to-day transaction processing. Our IT environment must also be secure and we address an increasing cyber risk threat as our digital footprint increases – see separate Cyber risk section below. The risk that our IT infrastructure does not meet these requirements is a key area of focus for us, particularly the risk that legacy infrastructure supporting core activities/processes affects business continuity or impacts on business growth.

Operational challenges also exist in keeping pace with regulatory changes. This requires implementing process to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting. The high rate of global regulatory change, in an already complex regulatory landscape, increases the risk of non-compliance due to a failure to identify, correctly interpret, implement and/or monitor regulations. Legislative developments over recent years, together with enhanced regulatory oversight and increased capability to issue sanctions, have resulted in a complex regulatory environment that may lead to breaches of varying magnitude if the Group’s business-as-usual operations are not compliant. As well as prudential regulation, we focus on conduct regulation, including regulations related to anti-money laundering, bribery and corruption, and sales practices. We have a particular focus on these regulations in newer/emerging markets.

The business environment we operate in has become increasingly complex over the years. The political, environmental, societal, legal and economic landscape is highly dynamic and uncertain. Changes and developments on the horizon may result in emerging risks to us which are monitored under our Emerging Risk Framework.

The Group maintains active engagement with our shareholders, governments, policymakers and regulators in our key markets, as well as with international institutions. This introduces expectations for the Group to act and respond to environmental, social and governance (ESG) matters in a certain manner. The perception that our key stakeholders have of us and our businesses is crucial in forming and maintaining a robust brand and reputation. As such, the Group’s operational risk framework explicitly incorporates ESG as a component of our social and environmental responsibility, brand management and external communications within our framework. This is further strengthened by factoring considerations for reputational impacts when the materiality of operational risks are assessed.

In order to effectively identify, assess, manage, control and report on all operational risks across the business, a Group-wide operational risk framework is in place. The key components of the framework are:

—

Application of a risk and control assessment (RCA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCA process takes into account a range of internal and external factors, including an assessment of the control environment, to determine the business’s most significant risk exposures on a prospective basis;

—	An internal incident capture process, which identifies, quantifies and monitors remediation conducted

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C.	Risk Profile

through application of action plans for risk events that have occurred across the business;
—

A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk activity across the business; and

—	An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Group Risk function, who provide an aggregated view of risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which sets out the key principles and minimum standards for the management of operational risk across the Group.

The Group operational risk policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, technology and data, and operations processes.

These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including the application of:

—

A transformation risk framework that assesses, manages and reports on the end-to-end transformation lifecycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;

—	Internal and external review of cyber security capability;
—	Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
—	Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
—	Regulatory change teams in place assist the business in proactively adapting and complying with regulatory developments;
—	A framework in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
—	Corporate insurance programmes to limit the financial impact of operational risks; and
—	Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCA, incident capture and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

C.6	Other material risks

C.6.1 ‘Macro’ risks

Some of the risks that we are exposed to are necessarily broad given the external influences which may impact on the Group. These risks include:

—

Global economic conditions. Changes in global economic conditions can impact us directly; for example by leading to poor returns on our investments and increasing the cost of promises (guarantees) we have made to our customers. Our fund investment performance may also be impacted, which is a fundamental part of our business in providing appropriate returns for our customers and shareholders. Changes in economic conditions can also have an indirect impact on us; for example economic pressures could lead to decreased savings, reducing the propensity for people to buy our products. Global economic conditions may also impact on regulatory risk for the Group by changing prevailing political attitudes towards regulation. We consider this to be a risk which is material at the level of the Group.

—

Geopolitical risk. The geopolitical environment has produced varying levels of volatility in recent years as seen by political developments in the UK, the US and the Eurozone. Uncertainty in these regions, combined with conflict in the Middle East and elevated tensions in east Asia and the Korean peninsula underline that geopolitical risks are truly global and their potential impacts are wide-ranging; for example through increased regulatory and operational risks. The geopolitical and economic environments are

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C.	Risk Profile

increasingly closely linked, and changes in the political arena may have direct or indirect impacts on our Group.
—

Digital disruption. The emergence of advanced technologies such as artificial intelligence and block chain is providing an impetus for companies to rethink their existing operating models and how they interact with their customers. We consider digital disruption from both an external and internal view. The external view considers the rise of new technologies and how this may impact on our industry and our competitiveness within it, while the internal view considers the risks associated with our own internal developments in meeting digital change challenges and opportunities. While we are embracing such opportunities, we are also closely monitoring any risks which arise.

C.6.2 Global regulatory and political risk

Our risk management and mitigation of regulatory and political risk includes the following:

—	Risk assessment of the Business Plan which includes consideration of current strategies;
—	Close monitoring and assessment of our business environment and strategic risks;
—	The consideration of risk themes in strategic decisions; and
—	Ongoing engagement with national regulators, government policy teams and international standard setters.

Recent shifts in the focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential’s competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. We continue to monitor these developments at a national and global level and these considerations form part of our ongoing engagement with government policy teams and regulators.

On 29 March 2017 the UK submitted formal notification of its intention to withdraw from the EU. In December 2017, agreement was reached between the UK and EU to progress negotiations onto transitional arrangements and the future trading relationship. The outcome of negotiations remains highly uncertain. If no formal withdrawal agreement is reached then it is expected the UK’s membership of the EU will terminate automatically two years after the submission of the notification.

The ongoing uncertainty during the remainder of the negotiation period and the potential for a disorderly exit from the EU by the UK without a negotiated agreement may increase volatility in the markets where we operate, creating the potential for a general downturn in economic activity and for falls in interest rates in some jurisdictions due to easing of monetary policy and investor sentiment.

As a Group, our diversification by geography, currency, product and distribution should reduce some of the potential impact. We have UK-domiciled operations including M&G Prudential, and due to the geographical location of both its businesses and its customers, its insurance and the fund management operations have most potential to be affected by the UK’s exit. The extent of the impact will depend in part on the nature of the arrangements that are put in place between the UK and the EU. Contingency plans were developed ahead of the referendum by business units and operations that may be impacted immediately by a vote to withdraw the UK from the EU, and these plans have been enacted since the referendum result. We have since also undertaken significant work to ensure that our business, and in particular our customer base, is not unduly affected by the decision of the UK to exit from the EU.

The UK’s decision to leave the EU has introduced uncertainty to the extent of future applicability of the Solvency II regime in the UK. In October 2017, the Treasury Committee published its report on the Solvency II Directive and the UK Insurance Industry, which highlighted the need for a strategy, post-UK exit, to foster innovation, competition and competitiveness for the benefit of UK consumers. In late 2016 the European Commission began a review of some aspects of the Solvency II legislation, with a particular focus on the Solvency Capital Requirement calculated using the standard formula, which is expected to run until 2021.

National and regional efforts to curb systemic risk and promote financial stability are also underway in certain jurisdictions in which Prudential operates, including the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, the work of the Financial Stability Board (FSB) on Global Systemically Important Insurers (G-SIIs) and the Insurance Capital Standard being developed by the International Association of Insurance Supervisors (IAIS). There are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. These include addressing Financial Conduct Authority (FCA) reviews, ongoing engagement with the Prudential Regulation Authority (PRA), and the work of the Financial Stability Board (FSB) and standard-setting institutions such as the IAIS. Decisions

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C.	Risk Profile

taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation and risk management may have an impact on our business.

The IAIS’s G-SII regime forms additional compliance considerations for us. Groups designated as G-SIIs are subject to additional regulatory requirements, including enhanced group-wide supervision, effective resolution planning, development of a Systemic Risk Management Plan, a Recovery Plan and a Liquidity Risk Management Plan. The FSB did not publish a new list of G-SIIs in 2017, however the policy measures set out in the FSB’s 2016 communication on G-SIIs continue to apply to the Group. Prudential is monitoring the development and potential impact of the policy measures and is continuing to engage with the PRA on the implications of such measures and Prudential’s designation as a G-SII. The IAIS has launched a public interim consultation on an activities-based approach to systemic risk. Following the feedback from this, a second consultation with proposals for policy measures is due to be launched in 2018. Any changes to the designation methodology are expected to be implemented in 2019.

We continue to engage with the IAIS on developments in capital requirements for groups with G-SII designation. The regime introduces capital requirements in the form of a Higher Loss Absorption (HLA) requirement. This requirement was initially intended to come into force in 2019 but has been postponed until 2022. The HLA is also now intended to be based on the Insurance Capital Standard (ICS), which is being developed by the IAIS as the capital requirements under its Common Framework (ComFrame). This framework is focused on the supervision of Internationally Active Insurance Groups (IAIGs) and will establish a set of common principles and standards designed to assist regulators in addressing risks that arise from insurance groups with operations in multiple jurisdictions.

The IAIS has announced that the implementation of ICS will be conducted in two phases – a five-year monitoring phase followed by an implementation phase. During the monitoring phase, IAIGs will be required to report on ICS to the group-wide supervisor on a confidential basis, although these results will not be used as a basis to trigger supervisory action.

The IAIS’s Insurance Core Principles, which provide a globally-accepted framework for the supervision of the insurance sector and ComFrame evolution, are expected to create continued development in both prudential and conduct regulations over the next two to three years.

In the US, some parts of the Department of Labor (DoL) rule introducing fiduciary obligations for distributors of investment products, which may reshape dramatically the distribution of retirement products, became effective on 9 June 2017. This included those provisions on impartial conduct standards, although other provisions of the rule have now been delayed until 1 July 2019. Jackson has introduced fee-based variable annuity products in response to the introduction of the rule, and we anticipate that the business’s strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

The US National Association of Insurance Commissioners (NAIC) is continuing its industry consultation with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and risk management. Following two industry quantitative impact studies, proposed changes to the current framework have been released by the NAIC for comment from industry and other interested parties. Jackson continues to be engaged in the consultation and testing process. The proposed changes are expected to be effective from 2019 at the earliest. In December 2017, the Tax Cuts and Jobs Act was signed into law in the US. Some uncertainty exists on the implications of the tax reforms on the NAIC’s proposals.

A degree of uncertainty as to the timing, status and final scope of these key US reforms exists. Our preparations to manage the impact of these reforms will continue while we await further clarification.

In May 2017, the International Accounting Standards Board (IASB) published IFRS 17 which will introduce fundamental changes to the statutory reporting of insurance entities that prepare accounts according to IFRS from 2021. The Group is reviewing the complex requirements of the standard and is considering its potential impact. This is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group’s IT, actuarial and finance systems.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, current sales practices, or could be applied to sales made prior to their introduction retrospectively, which could have a negative impact on Prudential’s business or reported results.

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C.	Risk Profile

C.6.3 Cyber security

Cyber risk remains an area of heightened focus after a number of recent high profile attacks and data losses. The growing maturity and industrialisation of cyber-criminal capability, together with an increasing level of understanding of complex financial transactions by criminal groups, are two reasons why risks to the financial services industry are increasing. Disruption to the availability, confidentiality and integrity of our IT systems could make it difficult to recover critical services, result in damage to assets and compromise the integrity and security of data. This could result in significant impacts to business continuity, our customer relationship and our brand reputation. Developments in data protection worldwide (such as the EU General Data Protection Regulation that comes into force in May 2018) may increase the financial and reputational implications for Prudential of a breach of its (or third-party suppliers’) IT systems.

Given this, cyber security is seen as a key risk for the Group and is an area of increased scrutiny by global regulators. The threat landscape is continuously evolving, and our assessment is that the systemic risk from untargeted but sophisticated and automated attacks has increased. Cyber risks are also increasingly stemming from geopolitical tensions.

The core objectives of our Cyber Risk Management Strategy are: to develop a comprehensive situational awareness of our business in cyberspace; to pro-actively engage cyber attackers to minimise harm to our business; and to enable the business to grow and safely in cyberspace confidently.

Our Cyber Defence Plan consists of a number of work-streams, including developing our ability to deal with incidents; alignment with our digital transformation strategy; and increasing cyber oversight and assurance to the Board. We have made progress in all of these across 2017. Protecting our customers remains core to our business, and the successful delivery of the Cyber Defence Plan will reinforce our capabilities to continue doing so in cyberspace as we transition to a digital business.

The Board receives periodic updates on cyber risk management throughout the year, which includes assessments against the core objectives under our Group-wide Cyber Risk Management Strategy and progress updates on the associated Group-wide Coordinated Cyber Defence Plan.

Group functions work with each of the business units to address cyber risks locally within the national and regional context of each business, following the strategic direction laid out in the Cyber Risk Management Strategy and managed through the execution of the Cyber Defence Plan.

The Group Information Security Committee, which consists of senior executives from each of the businesses and meets on a regular basis, governs the execution of the Cyber Defence Plan and reports on delivery and cyber risks to the Group Executive Risk Committee. Both committees also receive regular operational management information on the performance of controls.

C.6.4 Climate risk

The climate risk landscape continues to evolve and is moving up the agenda of many regulators, governments, non-governmental organisations and investors. Examples of this include the US Department of Labor’s decision to change its guidance to pension fund fiduciaries to allow them to factor ESG issues into investment decisions; Hong Kong Stock Exchange listing rules requiring listed companies to provide a high-level discussion of ESG approaches and activities in external disclosures, and the Financial Stability Board (FSB’s) Task Force for Climate-related Financial Disclosures.

The increased regulatory focus on environmental issues not only reflects existing commitments, for example in the UK under the 2008 Climate Change Act, but also a heightened societal awareness of climate change as a pressing global concern. Regulatory and stakeholder interest in environmental matters is expected to increase as climate change moves higher up governmental agendas. This increase in focus creates a number of potential near term risks. These include:

—	Investment risk in the form of ‘transition risk’. This is the risk that an abrupt, unexpected tightening of carbon emission policies lead to a disorderly re-pricing of carbon-intensive assets;
—	Liability risk, if the Group is unable to demonstrate sufficiently that we have acted to mitigate our exposure to climate change risk; and
—	Reputational risks, where the Group’s actions could affect external perceptions of our brand and corporate citizenship.

The Group has established a Group-wide Responsible Investment Advisory Committee with designated responsibility to oversee Prudential’s responsible investment activities as both asset owners and asset managers.

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C.	Risk Profile

Physical impacts of climate change could also arise, driven by specific climate-related events such as natural disasters. These impacts are mitigated through our crisis management and disaster recovery plans.

C.6.5 Strategic risk

Strategic risk requires a forward-looking approach to risk management. A key part of our approach are the risk assessments performed as part of the Group’s annual strategic planning process, which supports the identification of potential future threats and the initiatives needed to address them, as well as competitive opportunities. We also assess the impact on the Group’s businesses and our risk profile to ensure that strategic initiatives are within the Group’s overall risk appetite.

Implementation of the Group’s strategy and the need to comply with emerging regulation has resulted in a significant portfolio of transformation and change initiatives, which may further increase in the future. In particular the intention to demerge the UK and Europe business from the rest of the Group will result in a substantial change programme which will need to be managed at the same time that other material transformation programmes are being delivered. The scale and the complexity of the transformation programmes could impact business operations and customers, and has the potential for reputational damage if these programmes fail to deliver their objectives. Implementing further strategic initiatives may amplify these risks.

Other significant change initiatives are occurring across the Group. The volume, scale and complexity of these programmes increases the likelihood and potential impact of risks associated with:

—	Dependencies between multiple projects;
—	The organisational ability to absorb change being exceeded;
—	Unrealised business objectives/benefits; and
—	Failures in project design and execution.

C.7	Any other information

C.7.1 Risk sensitivity

Overview

Stress and scenario testing is embedded in a number of risk and capital management processes, both at the Group level and within BUs, and is an effective tool in forward-looking risk analysis. It is performed in order to:

—	Assess the Group’s ability to withstand significant deterioration in financial and non-financial conditions;
—	Provide feedback to the decision making process by identifying areas of potential business failure;
—	Demonstrate to external stakeholders that the Group has adequate capital and liquidity levels;
—	Demonstrate that the Group has appropriate and plausible management actions available to cover potential losses incurred during extreme, but plausible events; and
—	Assist in the monitoring of adherence to the Group’s risk appetite.

To evaluate the Group’s resilience to significant deteriorations in market and credit conditions and other shock events, these risks are grouped together into severe but plausible scenarios which are then applied to the assumptions underlying the business plan. For example, the impacts of scenarios assuming a disorderly transition to a more normalised interest rate environment and an international recession were considered in the preparation of the most recent business plan, together with the impact on Group liquidity of a scenario assuming the closure of short-term debt markets for three months. In addition, the Group conducts an annual reverse stress test which gives the Directors an understanding of the maximum resilience of the Group to extremely severe adverse scenarios.

The scenarios tested showed that the Group would be able to maintain viability, over the three-year period under assessment, after taking account of the actions available to management to mitigate the impacts on capital and liquidity in such scenarios.

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C.	Risk Profile

Sensitivity analysis

The estimated sensitivity of the Group shareholder Solvency II capital position is as follows:

Impact of market sensitivities

	31 Dec 2017		31 Dec 2016
	£m	Ratio	£m	Ratio
Base Group Shareholder position	13,319	202%	12,483	201%
Impact of:
20% instantaneous fall in equity markets	717	9%	8	3%
40% fall in equity markets[1]	(2,113)	(11)%	(1,512)	(7)%
50 basis points reduction in interest rates[2,3]	(1,002)	(14)%	(569)	(9)%
100 basis points increase in interest rates[3]	1,221	21%	1,011	13%
100 basis points increase in credit spreads[4]	(1,433)	(6)%	(1,125)	(3)%

Notes

1	Where hedges are dynamic, rebalancing is allowed for by assuming an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four-week period.
2	Subject to a floor of zero.
3	Allowing for further transitional recalculation after the interest rate stress.
4	US Risk Based Capital solvency position included using a stress of 10 times expected credit defaults.

The Group is positioned to withstand significant deteriorations in market conditions and we continue to use market hedges to manage some of this exposure across the Group, where we believe the benefit of the protection outweighs the cost. The sensitivity analysis above allows for predetermined management actions and those taken to date, but does not reflect all possible management actions which could be taken in the future.

The core stress scenarios above are based on external economic stresses that would be outside the control of the Group. These scenarios are simplistic stresses that have been applied consistently over time, allowing year-on-year comparisons of results for individual risk exposures. The interest rate stresses are parallel shifts to the liquid part of the yield curve, with extrapolation back to unstressed EIOPA Ultimate Forward Rates, subject to a floor of zero. The credit spread widening sensitivity allows for corresponding changes in the volatility adjustment when stressing own funds, where relevant. The credit spread widening sensitivity of +100 basis points is for ‘A’ rated corporate bond assets, with stresses for other ratings (and other credit asset classes) set to higher or lower levels in line with the relative strength of the SCR capital charges by rating (or asset class), relative to the SCR for ‘A’ rated corporate bonds. These stress scenarios are not linked to specific probabilities of occurrence.

C.7.2 Risk concentration

The Group’s review of significant risk concentration encompasses review of its exposure to various balance sheet asset classes, individual counterparties, group of interconnected individual counterparties, specific geographical areas and industry sectors.

Global Counterparty Limits are in place to limit significant concentration risks arising from various balance sheet asset classes. These asset classes are assigned a notional weighting that has been derived to reflect the relative riskiness of each asset class.

The Group also has in place a process whereby invested credit and counterparty credit risk outside the scope of the Global Counterparty Limits is limited on a single name basis. Under this process, the Group Chief Risk Officer’s approval is required for the undertaking of new or additional exposure greater than predefined thresholds. These thresholds are defined for each of the business units and vary by asset class/counterparty exposure and by credit rating. Time-bound exemptions from these thresholds may be approved by the Group Chief Risk Officer based on the merits of the individual cases.

The limits and thresholds are set such that exposure to concentration risk for the Group is restricted. As shown in Section E, before diversification the SCR requirement for concentration risk is £136 million out of a total of £25,745 million (excluding US insurance entities, which are included in the Group’s solvency position on a Deduction and Aggregation basis).

As of 31 December 2017, the five largest counterparties the Group has exposure to are:

—	United States of America;
—	United Kingdom of Great Britain and Northern Ireland;
—	Swiss Reinsurance Company Limited;
—	European Investment Bank; and
—	People’s Republic of China.

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C.	Risk Profile

There is no other material risk concentration other than counterparty exposure. The Group continues to closely monitor the potential impacts of Brexit and evolving banking reforms on the Group’s counterparty exposure assessment.

C.7.3 Prudent person principle

The prudent person principle in the Solvency II Directives (2009/138/EC) sets out the principles that should apply when making investment decisions. In particular, this requires that for all investments, the Group is able to identify, measure, monitor, manage, control and report the risks arising from those investments and take those risks into account in assessing the solvency needs.

This is implemented through the Group Risk Framework and supporting financial risk policies (Market Risk, Credit Risk, Liquidity Risk and Investment policies). Additionally, any operational and outsourcing risks associated with the Group’s investment processes are managed through the Group’s Operational Risk, Group Outsourcing and Third Party Supply and Shareholding Reporting policies.

The Group Risk Framework sets out aggregate qualitative risk appetite statements and the risk policies listed above set out a qualitative risk appetite for individual risk types. Quantitative aggregate limits and specific limits for material exposures to market, credit and liquidity risks are in place to control exposures to these risks. These risks are regularly monitored and reported through management information presented to the Group’s risk committees and locally through business unit risk committees. Group Approved Limits on individual credit and counterparty exposures are also in place to manage concentration and counterparty risks.

The Group Investment Policy sets out the framework for management and oversight of investment performance and investment related risk across the Group. It reinforces the need for the Group’s business units to have appropriate policies and procedures in place that fulfil the requirements of the Group’s risk policies.

The Group Investment Policy is further supported by guidance that clarifies principles in relation to the identification, assessment, quantification and reporting of valuation uncertainty related to the fair value measurement of all assets.

The Independent Price Verification Group-wide Operating Standards set out the minimum operating standards for business units to develop processes to verify the accuracy and independence of market prices or model inputs, incorporating local legislations/regulations/best practices as applicable.

Non-routine and particularly large/strategic transactions must follow a well-established Approvals Committee Recommendation process which forms part of the Group Governance Manual. The objective of this process is to ensure that before any such transaction can take place a full assessment is undertaken of a number of different factors including the impact on the Group’s risk profile and key financial metrics (including Solvency II Pillar I and Economic Capital). Depending on the materiality, these types of transactions may require the Board approval.

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D.    Valuation for Solvency Purposes

D.	Valuation for Solvency Purposes

D.1	Assets

D.1.1	Overview

The balance sheet under both statutory accounts (IFRS) value basis and Solvency II value basis is summarised in the table below:

	31 Dec 2017 £m					31 Dec 2016 £m
	Statutory accounts value (IFRS)	Presentation differences note (a)	Ring-fenced funds note (b)	Other valuation differences note (c)	Solvency II value	Solvency II value
Assets
Goodwill	1,482	-	(24)	(1,458)	-	-
Deferred acquisition costs and intangible assets	11,011	(8,282)	(145)	(2,584)	-	-
Deferred tax assets	2,627	(2,329)	(70)	(196)	32	32
Investments (other than participations)	432,921	(219,710)	(27,618)	-	185,593	181,972
Holdings in related undertakings, including participations	1,416	10,382	26,273	(3,218)	34,853	21,104
Assets held for index-linked and unit-linked funds	-	41,042	-	-	41,042	40,369
Loans and mortgages	17,042	(1,670)	(2,657)	487	13,202	13,453
Reinsurance recoverable	9,673	(4,464)	(107)	(2,609)	2,493	1,861
Cash and cash equivalents	10,690	(6,578)	(883)	-	3,229	3,113
Other assets[1]	7,079	(2,579)	(1,492)	(110)	2,898	3,012
Total assets	493,941	(194,188)	(6,723)	(9,688)	283,342	264,916
Liabilities
Technical provisions	428,194	(174,268)	(166,814)	(87,112)	-	-
Best Estimate	-	-	149,684	71,669	221,353	206,347
Risk margin	-	-	1,190	3,839	5,029	4,124
	428,194	(174,268)	(15,940)	(11,604)	226,382	210,471
Other Liabilities
Core Structural and other borrowings	6,280	(6,280)	-	-	-	-
Debts owed to credit institutions	-	6,849	(3,422)	-	3,427	3,386
Financial liabilities other than debts owed to credit institutions	-	5,361	(3,504)	175	2,032	2,659
Subordinated liabilities not in Basic Own Funds	-	28	-	-	28	29
Subordinated liabilities in Basic Own Funds	-	5,271	-	512	5,783	6,346
Deferred tax liabilities	4,715	(1,888)	(858)	904	2,873	2,808
Other liabilities[2]	38,658	(29,261)	(86)	210	9,521	9,855
Total liabilities	477,847	(194,188)	(23,810)	(9,803)	250,046	235,554
Excess of assets over liabilities	16,094	-	17,087	115	33,296	29,362
[1]

Other assets include Property, plant and equipment held for own use, Pension benefit surplus, Insurance and intermediary receivables, Reinsurance receivables, Receivables (trade, not insurance), Own shares and Other assets.

[2]

Other liabilities include Provisions other than technical provisions, Pension benefit obligations, Derivatives liabilities, Deposits from reinsurers, Insurance and intermediaries payables, Reinsurance payables, Payables (trade, not insurance) and Contingent liabilities.

Notes

(a)	Presentation differences represent movements between line items with no overall impact on own funds. The main items relate to:
-	Assets held by the unit-linked funds are presented together in a single line on the Solvency II balance sheet rather than within each individual asset/liability category;
-

Insurance entities, which are managed by one of the Group consolidated entities together with an external party/parties and where each party’s responsibility is limited to the share of the capital they hold, are proportionally consolidated on a line-by-line basis rather than net assets being shown as a single line in the IFRS balance sheet;

-

The US insurance sub-group (headed by Brooke Life Insurance Company), the Group’s asset managers and OEICs and unit trusts that are consolidated under IFRS are presented in the Solvency II balance sheet as single line ‘Holdings in related undertakings, including participations’, rather than being consolidated on a line-by-line basis; and

-

Under IFRS, cash and cash equivalents consist of cash at bank and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments with less than 90 days maturity from the date of acquisition. Under Solvency II, cash and cash equivalents comprise only cash at bank and in hand. The other cash equivalents under IFRS are reclassified to the other relevant asset categories.

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D.	Valuation for Solvency Purposes

(b)

The adjustments in the Ring-fenced funds column represent the impact on the balance sheet of changes in value and presentation of the policyholder assets and liabilities before any restrictions are applied. For IFRS purposes although the individual assets and liabilities are valued, the overall impact of ring-fenced funds of £17,087 million (2016: £14,109 million) on IFRS shareholders’ funds is not significant in comparison to the size of the excess assets over liabilities on a Solvency II basis. This represents the excess of assets over liabilities on a Solvency II basis before any restrictions are applied and includes the amount attributable to shareholders for the value of future shareholder transfers from the with-profits business.

(c)	Other valuation differences represent the key changes to the excess of assets over liabilities between IFRS and Solvency II. These are analysed within the reconciliation set out within Section E.1.4.

D.1.2	Valuation of assets

D.1.2.1 Determination of fair value

Within the Solvency II balance sheet, assets are valued using valuation methods that are consistent with the valuation approach set out in the Solvency II Directive. The overall principle when valuing assets and liabilities under Solvency II is to use a fair value, as set out in Article 75 of the Directive. There have been no changes to the recognition and/or valuation basis of assets and other non-insurance liabilities in the Solvency II balance sheet during the year.

These valuation principles have been consistently applied to the Group’s insurance undertakings, insurance holding companies and ancillary services companies, with the exception of the US insurance group which is deemed an equivalent country and hence a local regulatory basis is applied. The Group’s asset managers and non-regulated entities carrying out financial activities are financial institutions are hence valued on a local sectoral basis or notional sectoral basis, respectively. All other entities are generally incorporated using the adjusted equity method, with the entity’s individual assets and liabilities measured using Solvency II valuation principles.

When valuing assets and liabilities in accordance with Solvency II, the fair valuation hierarchy set out below is followed:

(a) Quoted market prices in active markets for the same assets or liabilities.

As the default valuation method, assets and liabilities are valued using quoted market prices in active markets for the same assets or liabilities, where available.

The investments of the Group which are valued using this method include exchange listed equities, collective investment undertakings with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active.

(b) Valuation methods using quoted market prices for similar assets and liabilities with adjustments to reflect differences or using inputs that are observable in the market

Where quoted market prices in active markets for the same assets or liabilities are not available, the Group applies either of the following two valuation methods on a case by case basis:

—

Using quoted market prices in active markets for similar assets and liabilities with adjustments to reflect factors specific to the asset or liability such as condition or volume or level of activity in the markets; or

—	Using an alternative valuation method with the significant inputs that are observable for the asset directly (ie as prices) or indirectly (ie derived from prices).

A significant proportion of the assets of the Group that are valued using these valuation methods are corporate bonds, structured securities and other non-national government debt securities, together with over-the-counter derivatives such as forward exchange contracts and non-quoted collective investment undertakings.

These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing service providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the

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D.	Valuation for Solvency Purposes

quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third-party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described below in section (c) with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as being based on alternative valuation methods where these significant inputs are not based on observable market data (as described further below).

(c) Alternative valuation methods – inputs not based on observable market data

The majority of the investments of the Group that are valued using alternative valuation methods with significant unobservable inputs are held by the Group’s ring-fenced funds.

These investments of the Group’s ring-fenced funds principally comprise:

–

Investments in properties externally valued by professionally qualified external valuers using the Royal Institution of Chartered Surveyors (RICS) valuation standards. An ‘income capitalisation’ technique is predominantly applied for these properties. This technique calculates the value through the yield and rental value depending on factors such as the lease length, building quality, covenant and location. The variables used are compared to recent transactions with similar features to those of the Group’s investment properties. As the comparisons are not with properties which are virtually identical to Group’s investment properties, adjustments are made by the valuers where appropriate to the variables used. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of the properties.

–

Private equity and venture investments which are valued internally using discounted cash flows based on management information available for these investments. The significant unobservable inputs include the determination of expected future cash flows on the investments being valued, determination of the probability of counterparty default and prepayments and the selection of appropriate discount rates. The valuation is performed in accordance with International Private Equity and Venture Capital Association Valuation guidelines.

As these investments are held by the Group’s ring-fenced funds, whose contribution towards the Group’s own funds is restricted to the amount required to cover the ring-fenced funds’ solvency capital requirement (as described further in Section E), a change in the fair value of these investments from input changes will only impact the Group’s own funds if the change exceeds the amount of the restriction.

The investments in the shareholder fund that are valued using alternative valuation methods with significant unobservable market inputs at 31 December 2017 include equity release mortgage loans that are valued using discounted cash flow models. The inputs that are significant to the valuation of these loans are primarily the economic assumptions, being the discount rate (risk-free rate plus a liquidity premium) and property values.

D.1.2.2 Valuation bases under Solvency II compared to IFRS

The valuation bases for each material class of assets (included in the Solvency II balance sheet template S.02.01.02 as defined in the Implementing Technical Standard) and a comparison to the Group’s IFRS financial statements valuation are described below:

Goodwill

The value of goodwill is nil for solvency purposes. For IFRS purposes, goodwill is recognised at initial value less any accumulated impairment losses.

Deferred acquisition costs and intangibles

The value of deferred acquisition costs and other intangible assets, such as distribution rights and software are nil for solvency purposes. For IFRS purposes deferred acquisition costs and other intangible assets are recognised at cost less amortisation.

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D.	Valuation for Solvency Purposes

Deferred tax asset

Deferred tax assets, other than the carry forward of unused tax credits and losses, are calculated based upon the differences between the values given to assets and liabilities for tax purposes and their value in the Solvency II balance sheet. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying assets or liabilities will give rise to a change in deferred tax balances. Recoverability is assessed on the basis of the balances held and to the probability of taxable profit being available against which the underlying recoverable can be offset.

Differences between the value of deferred tax assets and liabilities (see also Section D.3) under IFRS compared to that under Solvency II principally arise as a result of valuation changes relating to the technical provisions’ best estimate liabilities.

The net deferred tax liability of £2,841 million (2016: £2,776 million) principally relates to deferred tax liabilities of £1,401 million and £1,470 million (2016: £1,446 million and £1,356 million) in respect of technical provisions’ best estimate liabilities and unrealised gains on investments respectively offset by a deferred tax asset of £23 million (2016: £23 million) relating to unused capital losses. Consistent with prior periods, capital losses are recognised on a prudent estimate of the expected utilisation of the losses over a five-year period.

The deferred tax asset of £32 million as at 31 December 2017 (31 December 2016: £32 million) excludes the deferred tax balances in the US insurance sub-group as the net assets of the US operations are presented as a single line ‘Holdings in related undertakings, including participations’ on the Solvency II balance sheet. The Tax Cuts and Jobs Act enacted in December 2017, effective from 1 January 2018, resulted in a remeasurement of the US deferred tax balances and changes to the calculation of the level of statutory net admitted deferred tax assets, reducing the own funds of the US operations by £(628) million. This reduction is reflected in the Group’s own funds (as discussed in section E.1.3.2) but not in the deferred tax balances on the Solvency II balance sheet.

Investments (other than participations)

Investments (other than participations) comprise the following asset classes as included in the Solvency II balance sheet:

31 Dec 2017 £m
Property (other than for own use)	11,091
Equities	40,052
Bonds	107,023
Collateralised securities	5,613
Collective Investments Undertakings	16,763
Derivatives	3,020
Deposits other than cash equivalents	2,031
Total	185,593

All of these categories of investments are valued at fair value within both the Solvency II balance sheet and Group IFRS financial statements.

Holdings in related undertakings, including participations

All amounts presented in the ‘Holdings in related undertakings, including participations’ line of the balance sheet exclude intragroup balances and principally comprise:

(a)

The contribution of the Group’s asset managers (eg M&G and Eastspring Investments) and other non-regulated undertakings carrying out financial activities (eg Prudential Capital). The valuation of the individual assets and liabilities of these entities are determined using the sectoral rules (for the Group’s asset managers) and notional sectoral rules (for the other non-regulated undertakings) but the overall contribution is presented as a single ‘Holdings in related undertakings, including participations’ line.

(b)

The contribution of the Group’s US insurance group, which is deemed to fall under an equivalent regime. For the purposes of Group Solvency II reporting, the results of the Group’s US insurance group undertakings are presented as a single line on the Solvency II balance sheet by collapsing the valuation of individual assets and other liabilities as calculated on the US statutory basis used for regulatory reporting, with a reduction equal to 100 per cent of the US Risk Based Capital requirements. This is to ensure that the contribution of the US insurance operations to the Group surplus is only that in excess of 250 per cent of US Risk Based Capital requirements. The value of the Group’s US insurance operations contribution the Solvency II balance sheet is £(2,960) million lower than Jackson’s shareholders’ funds included in the Group IFRS balance sheet as a result of valuation difference between IFRS and the US Risk Based Capital basis and the additional reduction

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D.	Valuation for Solvency Purposes

equal to 100 per cent of the US Risk Based Capital requirement. This approach, including the deduction to own funds, is as agreed with the PRA.
(c)

The values of the open-ended investment companies, unit trusts and other investment funds meeting the definition of a Participation under Solvency II. The majority of these funds are consolidated within the IFRS financial statements. The Group invests in open-ended investment companies and unit trusts, which invest mainly in equity, bonds, cash and cash equivalents, properties, investment funds, and deposit other than cash equivalents. Where the Group is deemed to control these entities under IFRS 10, these entities are treated as subsidiaries and are consolidated in the IFRS financial statements. For solvency purposes, the Group’s interests in these entities, valued on a Solvency II basis, are presented as a single line within ‘Holdings in related undertakings, including participations’.

Assets held for index-linked and unit-linked funds

These assets are held to cover linked liabilities where the policyholders bear the investment risk of the assets. Under IFRS, these assets are analysed in the balance sheet by the appropriate type of investment eg equities, properties or bonds. Under Solvency II, these assets have been recorded in aggregate as a single line entry on the balance sheet under ‘Assets held for index-linked and unit-linked funds’. The single line entry in the Solvency II balance sheet also includes the non-insurance liabilities of the linked business. The individual assets and non-insurance liabilities of the linked business are valued in accordance with the Solvency II principles set out in this section.

Loans and mortgages

Loans and mortgages include the Group’s loans to individuals (eg policy loans), as well as residential and commercial mortgage portfolios.

Under IFRS, these loans are accounted for at amortised cost net of impairment. The exceptions include certain mortgage loans which have been designated at fair value through profit and loss of the UK and Europe insurance operations as this loan portfolio is managed and evaluated on a fair value basis.

Within the Solvency II balance sheet, these loans and mortgages are valued on a ‘mark-to-model’ valuation basis using the discounted cash flows expected to be received. The rate of discount used was the market rate of interest where it exists. Loans and mortgages include equity release mortgage loans, which significant valuation inputs are as described under ’Alternative valuation methods – inputs not based on observable market data’ above.

Cash and cash equivalents

Other than the presentational adjustment to reclassify cash equivalents under IFRS to other relevant asset categories leaving only cash at bank and in hand under Solvency II, there are no valuation differences between the two bases.

Other assets

Other assets comprise the following asset classes as included in the Solvency II balance sheet:

31 Dec 2017 £m
Property, plant and equipment held for own use	331
Insurance and intermediaries receivables	460
Reinsurance receivables	370
Receivables (trade, not insurance)	1,533
Own Shares	204
Total	2,898

Other assets in the Solvency II balance sheet are measured at fair value determined using alternative valuation methods that are market consistent and represent the realisable value of individual assets on transfer to a third party. If IFRS value is a good proxy for fair value no adjustment is made.

D.1.3	Leasing

The Group’s operating and finance lease arrangements relate principally to properties and are further described in Section A.4.

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D.	Valuation for Solvency Purposes

D.2	Technical provisions

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

D.2.1	Overview

As a general principle, technical provisions are valued at the amount for which they could theoretically be transferred to a third party in an arm’s length transaction. The technical provisions consist of the best estimate liability and the risk margin, reduced by the ‘transitional measures on technical provisions’, where relevant.

The best estimate liability corresponds to the probability-weighted average of future cash flows, taking account of the time value of money (ie the expected present value of future cash flows), using the risk-free interest rate term structure published by the European Insurance and Occupational Pension Authority. The calculation of the best estimate liability is based upon up-to-date and credible information and realistic assumptions (derived from data analysis and expert judgement) and is performed using appropriate actuarial and statistical methods. The cash flow projection used in the calculation of the best estimate liability takes account of all the cash in-flows and out-flows required to settle the insurance obligations over their lifetime. The cash flows included in the best estimate liability calculation are derived after applying Solvency II ‘contract boundary’ rules, which determine whether future cash flows can be recognised as part of the in-force business. The best estimate liability is calculated before deduction of the amounts recoverable from reinsurance contracts. Those amounts are calculated separately (see Section D.2.8).

The risk margin is calculated in line with Solvency II requirements, and aims to ensure that the total technical provisions are equivalent to the cost of ceding the insurance obligations to a third party. The calculation assumes a 6 per cent per annum cost of capital and applies to non-hedgeable risks only, with no diversification between the risks in different legal entities. This calculation uses simplified methods, in line with Article 58 of the Delegated Regulation.

Technical provisions

The valuation of technical provisions for the Group as at 31 December is as follows:

	31 Dec 2017 £m			31 Dec 2016 £m
	Best estimate liability	Risk margin*	Total	Best estimate liability	Risk margin*	Total
Life business	187,121	2,947	190,068	172,524	1,954	174,478
Health business	(2,239)	525	(1,714)	(1,716)	536	(1,180)
Unit-linked business	36,393	1,557	37,950	35,483	1,632	37,115
Other (non-life business)	78	-	78	56	2	58
Total	221,353	5,029	226,382	206,347	4,124	210,471
*	Net of transitional measures and includes ring-fenced funds.

The technical provisions shown above include the impact of transitional measures on technical provisions (see Section D.2.4.1), which are included within the risk margin column. The transitional measures increase the Group Solvency II surplus by £2,321 million at 31 December 2017 (31 December 2016: £2,927 million) and allow for a formal recalculation at 31 December 2017 in line with the Prudential Regulation Authority’s Supervisory Statement SS6/16. An application to recalculate the transitional measures as at 31 December 2017 has been approved by the Prudential Regulation Authority.

Prudential’s US insurance entities do not contribute to the value of technical provisions since this business is included under the US equivalence regulations and the permitted use of the ‘Deduction and Aggregation’ method, Under this method the contribution to Group own funds of the US insurance entities is shown as a single item within the ‘Holdings in related undertakings, including participations’ line.

D.2.2	Methodology and assumptions

Further details of the methodology and assumptions used for each material line of business are discussed below. The methods chosen for each line of business are proportionate to the nature, scale and complexity of the underlying risks.

The key assumptions required in the valuation of technical provisions are:

(i)	economic assumptions, most of which are published by European Insurance and Occupational Pension Authority and set with reference to market data at the valuation date;

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D.	Valuation for Solvency Purposes

(ii)	non-economic assumptions, used to derive non-market related best estimate liability cash flows (for example future claims and expenses); and
(iii)	assumptions in respect of dynamic management actions and policyholder behaviour.

D.2.2.1 Economic assumptions

The principal economic assumption is the risk-free interest rate term structure. The risk-free curves at which best estimate liability cash flows are discounted are specified by European Insurance and Occupational Pension Authority for the majority of the Group’s territories. These curves are based on market swap rates, with a ‘credit risk adjustment’ deduction of between 10 and 35 basis points depending on country. If no liquid swap market exists then the curves are based on government bond yields. For territories where European Insurance and Occupational Pension Authority does not specify the risk-free curve directly (Indonesia, Vietnam and Philippines), the risk-free curve is determined using a methodology similar to that used by European Insurance and Occupational Pension Authority for other territories. The resulting 10-year risk-free spot rates for the material currencies are given below, after the credit risk adjustment.

Currency	31 Dec 2017	31 Dec 2016	Change
British Pound	1.19%	1.08%	0.11%
United States Dollar	2.32%	2.23%	0.09%
Hong Kong Dollar	2.21%	2.50%	(0.29)%
Singapore Dollar	2.10%	2.79%	(0.69)%
Indonesian Rupiah	6.71%	7.72%	(1.01)%
Malaysian Ringgit	3.90%	4.04%	(0.14)%

For Hong Kong with-profits business denominated in US dollar, a volatility adjustment (as published by European Insurance and Occupational Pension Authority) is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.2). In line with Solvency II requirements, the volatility adjustment is not applied when calculating the risk margin. The US dollar volatility adjustment at 31 December 2017 was 28 basis points (31 December 2016: 50 basis points) and has been applied following approval from the PRA.

For UK annuity business, a matching adjustment is applied to the risk-free curve to discount the best estimate liability cash flows (see Section D.2.4.3). In line with Solvency II requirements, the matching adjustment is not applied when calculating the risk margin. The matching adjustment calibration for UK shareholder annuities at 31 December 2017 allowed for 52 basis points (31 December 2016: 62 basis points) per annum of credit provision, including allowances for mismatching.

D.2.2.2 Non-economic assumptions

Persistency, mortality, morbidity and expense assumptions are derived from analysis of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Where relevant and material, allowance is also made for how policyholder behaviour is expected to vary in line with economic conditions.

D.2.3	Details on methodology and assumptions by line of business

D.2.3.1 Life business

Participating business

The best estimate liability for participating business written in the UK and Asia is calculated based on accumulated asset shares, adjusted to reflect future policy-related liabilities and other outgoings. Asset shares broadly reflect the policyholders’ share of the participating fund assets attributable to their policies.

The future policy related liabilities include a market-consistent stochastic valuation of the costs of guarantees, options and smoothing, less any related charges. The projections allow for realistic management actions consistent with the operation of the participating funds. Examples of these management actions include:

—

Dynamic adjustments to reversionary and terminal bonus rates. This includes adjusting reversionary bonuses to target a specified range of terminal bonus cushion at maturity, or to maintain the solvency ratio of the participating fund in stressed conditions. For terminal bonuses, smoothing rules apply limiting the year on year change for the same bonus series. Terminal bonuses may be subject to a surrender penalty in certain market conditions;

—	Market Value Reductions. For some accumulating with-profits policies, market value reductions may apply, subject to certain limits;

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D.	Valuation for Solvency Purposes

—	Dynamic guarantee charges. For some Asia participating business, dynamic charges are made to asset shares based on the level of the guarantees;
—	Suspension of smoothing. The smoothing rules can be suspended to maintain the solvency ratio of the participating fund in stressed conditions;
—	Dynamic investment strategy. This can include switching into lower-risk assets to maintain the solvency of the fund in stressed conditions; and
—	Dynamic new business strategy. This can include restructuring the volume of new business written to maintain the solvency of the fund in stressed conditions.

Non-profit annuity business

The Group’s non-profit annuity business is written primarily in the UK. The best estimate liability for non-profit annuity business is a discounted value of expected future annuity payments and associated expenses. The key assumptions relate to mortality rates, including expectations of future mortality improvements, and the level of credit provision allowed for within the matching adjustment calibration as prescribed by European Insurance and Occupational Pension Authority (see Section D.2.4.3).

Mortality assumptions for UK non-profit annuity business are set in light of recent population and internal experience. The assumptions used are based on standard population mortality tables, with an allowance for expected future mortality improvements. The standard population tables are adjusted to reflect the features of the Company’s portfolio. Where annuities have been sold on an enhanced basis to impaired lives an allowance for the additional expected mortality is made.

Since 2009, new mortality improvement projection models have been released regularly by the Continuous Mortality Investigation. The mortality improvement assumptions in the 31 December 2017 technical provisions are derived from the Continuous Mortality Investigation 2015 model, calibrated to reflect the Company’s view of future mortality improvements (31 December 2016: Continuous Mortality Investigation 2014 model, calibrated to reflect the Company’s view of future mortality improvements, including a 0.25 per cent per annum uplift to initial rates of mortality improvement).

Other life business

The best estimate liability for other life business written in the UK and Asia is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant, and expenses.

Some of this business contains financial guarantees, including minimum crediting rates. Such guarantees, where relevant and material, are valued using stochastic models, including allowances for dynamic policyholder behaviour and management actions.

D.2.3.2 Health business

The Group’s health business is written primarily in Asia. These policies generally provide payouts in the event of customers’ needs for medical treatment in exchange for regular premium payments.

For these contracts, the best estimate liability is a discounted value of expected future benefit payments and associated expenses less the value of expected future premium income. The most material assumptions for this business are persistency, morbidity and expenses.

D.2.3.3 Unit-linked business

The Group’s unit-linked business is written in Asia, across all the major markets, and in the UK. The best estimate liability for these contracts reflects both the value of policyholder unit funds, and the non-unit liability. The non-unit liability can be negative, and reflects the discounted value of deductions from the unit funds less allowances for claims and expenses. The most material assumptions for this business are persistency, mortality and morbidity rates, as relevant where the products include insurance riders, and expenses.

Some unit-linked business in Asia contains financial guarantees. The guarantees on this business include minimum crediting rates and no lapse guarantees, which are subject to specific conditions having been met. Such guarantees, where relevant and material, are valued using stochastic models.

D.2.4	Transitional measures and long-term guarantees

D.2.4.1 Transitional measures

The Group technical provisions at 31 December 2017 include ‘transitional measures on technical provisions’ in respect of business written before 1 January 2016. These transitional measures increase the Group’s Solvency II

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D.	Valuation for Solvency Purposes

surplus by £2,321 million (31 December 2016: £2,927 million) after allowing for own funds restrictions, resulting from an increase in own funds of £1,936 million (31 December 2016: £2,469 million) and a reduction in the Solvency Capital Requirement of £385 million (31 December 2016: £458 million). The transitional measures reduce total Group technical provisions (including technical provisions for UK with-profits business) by £3,959 million (31 December 2016: £4,499 million), and were recalculated at 31 December 2017.

The transitional measures are considered high-quality capital, and are a core part of the Solvency II reporting regime. The Group has been through the necessary approvals process with the PRA in respect of the transitional measures. The 31 December 2017 technical provisions do not include a transitional on the risk-free interest rate term structure.

D.2.4.2 Volatility adjustment

The volatility adjustment is a core part of the Solvency II Directive. This is being applied to the Hong Kong with-profits business denominated in US dollar following approval by the PRA in 2016.

D.2.4.3 Matching adjustment

The matching adjustment is a core part of the Solvency II Directive. UK annuity liabilities are backed by fixed-interest and inflation-linked assets with expected future cash flows that closely match the expected liability cash flows. The risk-free yield curve used to discount the liability cash flows is therefore increased to include a matching adjustment, as approved by the PRA. The matching adjustment is calculated by reference to the credit spreads on the assigned portfolio of assets, with deductions for the ‘fundamental spread’ (ie credit risk allowance) as published by European Insurance and Occupational Pension Authority and for cash flow mismatch allowances.

Separate matching portfolios are maintained for fixed annuities and inflation-linked annuities, and for shareholder-backed business and annuity business written in the with-profits funds.

D.2.4.4 Impact of transitional measures and long-term guarantees

The impacts of the transitional measures and the long-term guarantees (volatility adjustment and matching adjustment) on the Group’s Solvency II results at 31 December are shown in the table below.

	31 Dec 2017 £m
	As reported in the Solvency II QRTs	Impact of removing transitional measures	Impact of removing volatility adjustment	Impact of removing matching adjustment	Excluding long-term guarantees and transitional measures
Technical Provisions	226,382	3,959	153	4,558	235,052
Basic Own Funds	29,516	(1,936)	79	(2,639)	25,020
Own funds eligible to cover Solvency Capital Requirement	32,978	(1,936)	79	(2,639)	28,482
Own funds eligible to cover Minimum Group Solvency Capital Requirement	26,296	(1,936)	79	(2,639)	21,800
Solvency Capital Requirement	19,659	385	316	5,111	25,471
Minimum Group Solvency Capital Requirement	8,891	96	105	1,258	10,350

	31 Dec 2016 £m
	As reported in the Solvency II QRTs £m	Impact of removing transitional measures £m	Impact of removing volatility adjustment £m	Impact of removing matching adjustment £m	Excluding long-term guarantees and transitional measures £m
Technical Provisions	210,471	4,499	392	5,626	220,988
Basic Own Funds	26,638	(2,469)	(322)	(4,221)	19,626
Own funds eligible to cover Solvency Capital Requirement	31,183	(2,469)	(322)	(4,221)	24,171
Own funds eligible to cover Minimum Group Solvency Capital Requirement	22,809	(2,469)	(322)	(4,221)	15,797
Solvency Capital Requirement	18,245	458	165	4,583	23,451
Minimum Group Solvency Capital Requirement	8,269	114	61	1,116	9,560

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D.	Valuation for Solvency Purposes

D.2.5	Assumption changes

During 2017, changes to the assumptions underlying the Group’s calculation of technical provisions included:

—	Market-driven changes to economic parameters, including the changes to risk-free rates shown in Section D.2.2.1;
—

Changes to the matching adjustment and volatility adjustment allowances in line with changes in the allowances published by European Insurance and Occupational Pension Authority and changes to the asset portfolio;

—	Changes to mortality, persistency and expense assumptions for the UK, based on changes in recent observed experience and future expectations; and
—	Changes to persistency, mortality and morbidity assumptions for Asia, based on changes in recent observed experience and future expectations.

D.2.6	Level of uncertainty

The valuation of technical provisions relies upon the Group’s best estimate of future liability cash flows, including the projection of the future level of the SCR in the calculation of the risk margin. These cash flows are derived using best estimate assumptions, which are set using a combination of experience data, market data and expert judgement.

Uncertainty exists in the technical provisions as to whether the actual future cash flows will match those expected under management’s best estimate assumptions. Over time, experience may differ from the best estimate assumptions, or management’s forward-looking expectations may evolve, such that assumptions will be updated with a consequent change in the value of future technical provisions.

Prudential has set out a number of risk factors in its 2017 Annual Report under the heading ‘Risk factors’ (page 391), which could impact on the level of technical provisions in the future if these risks were to crystallise.

D.2.7	Reconciling Solvency II technical provisions to the financial statements

	31 Dec 2017 £m
	Life and health business[1]	Unit-linked business	Other (non-life business)	Total
IFRS liabilities (as reported in the IFRS financial statements in the 2017 Annual Report)	258,190	169,936	68	428,194
Reclassification of claims payable to “Insurance and intermediaries payable”	(2,535)	-	(27)	(2,562)
US insurance entities net of claims payable(a)	(48,945)	(130,528)	-	(179,473)
Unallocated surplus of with-profits funds(b)	(16,951)	-	-	(16,951)
Valuation methodology and assumption differences and other presentational adjustments(c)	(4,877)	(3,015)	37	(7,855)
Risk margin(d)	3,472	1,557	-	5,029
Solvency II technical provisions	188,354	37,950	78	226,382
1 Including participating, non-profit annuity and non-profit protection business.

	31 Dec 2016 £m
	Life and health business[1] £m	Unit-linked business £m	Other (non-life business) £m	Total £m
IFRS liabilities (as reported in the IFRS financial statements in the 2016 Annual Report)	246,414	156,819	80	403,313
Reclassification of claims payable to “Insurance and intermediaries payable”	(2,597)	(5)	(37)	(2,639)
US insurance entities net of claims payable(a)	(55,815)	(120,411)	-	(176,226)
Unallocated surplus of with-profits funds(b)	(14,317)	-	-	(14,317)
Valuation methodology and assumption differences and other presentational adjustments(c)	(2,877)	(920)	13	(3,784)
Risk margin(d)	2,490	1,632	2	4,124
Solvency II technical provisions	173,298	37,115	58	210,471
1	Including participating, non-profit annuity and non-profit protection business.

Notes

(a)

The Group’s US insurance entities are included under the US equivalence regulations and the permitted use of the ‘Deduction and Aggregation’ method. Under this method, the contribution to own funds of the US insurance entities is shown as a single item within

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D.	Valuation for Solvency Purposes

‘Holdings in related undertakings, including participations’. Consequently, the US business does not contribute to the value of technical provisions under Solvency II but is included within IFRS liabilities (as reported in the IFRS financial statements in the 2017 Annual Report).

(b)

Surplus assets in with-profits funds are not included as a liability within the technical provisions for Solvency II but are within the IFRS financial statements as ‘Unallocated surplus of with-profits funds’ on the consolidated statement of financial position.

(c)

The IFRS liabilities are valued using a basis that may include margins for risk and uncertainty within the non-economic assumptions (mortality, morbidity, persistency and expenses) as well as different economic assumptions to the Solvency II technical provisions. The method of calculation can also differ between the bases.

The most significant differences between IFRS and Solvency II assumptions and methodology are described below:

-

IFRS liability cash flows for UK non-profit annuity business are valued using a discount rate derived from the yield on the corresponding assets minus a prudent allowance for defaults of 42 basis points at 31 December 2017 (31 December 2016: 43 basis points). Under Solvency II, the discount rate is expressed as a risk free yield plus a matching adjustment;

-	Longevity assumptions for non-profit annuity business contain margins under IFRS compared to the best estimate assumptions applied under Solvency II; and
-

Under IFRS in Asia, prudence margins are held over and above best estimate liabilities. In some countries these include zeroising negative gross premium reserves, which are not zeroised under Solvency II.

In addition, there are other presentational adjustments from IFRS to Solvency II including in respect of the liabilities of those insurance entities that are proportionally consolidated under Solvency II (and not under IFRS). At 31 December 2016, this line included the held for sale Korea life business.

(d)

The IFRS liabilities do not include an explicit risk margin. The risk margin is explicit under Solvency II so is added in here. The impact of the transitional measures to restore the surplus of the UK insurance entities (PAC) to broadly equivalent levels as those established under the previous Solvency I regime has been offset against the risk margin in this reconciliation.

D.2.8	Reinsurance recoverables

The Group primarily uses reinsurance to manage insurance risk exposure, particularly in respect of longevity risk in the UK and morbidity risk in Asia.

In the Solvency II balance sheet, the full expected cost of claims is included within the technical provisions and the corresponding reinsurance recoverables are shown as an asset.

The valuation methods and assumptions for reinsurance recoverables are consistent with the methods and assumptions for the corresponding technical provisions. The value of the reinsurance recoverable asset is Prudential’s best estimate of future reinsurance cash flows, where this figure allows for the probability of default by the reinsurer.

The differences between the value of reinsurance recoverables between Solvency II and the IFRS financial statements relate to:

—	Reinsurers’ share of the value of technical provisions – this is calculated on a different basis and for Solvency II includes an allowance for the probability of reinsurer default; and
—

Reclassification of reinsurers’ share of investment contracts liabilities – for the financial statements the Group applies deposit accounting for investment contracts (as defined under IFRS) and accordingly presents the reinsurers’ share of its liabilities within investments rather than as a reinsurance recoverable.

D.3	Other liabilities

D.3.1	Valuation of other liabilities

Other liabilities for solvency purposes are valued separately using valuation methods that are consistent with the valuation approach set out in the Solvency II directives. Unless otherwise stated, valuation of other liabilities is carried out in conformity with IFRS, where this is consistent with the objectives of Solvency II.

D.3.2	Valuation bases under Solvency II compared to IFRS

The valuation basis of each material class of other liabilities is described below:

Debt liabilities

‘Debt liabilities’ includes the following line items in the Solvency II balance sheet:

–	Debts owed to credit institutions;
–	Financial liabilities other than debts owed to credit institutions;
–	Subordinated liabilities not in Basic Own Funds; and
–	Subordinated liabilities in Basic Own Funds.

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D.	Valuation for Solvency Purposes

Information on the maturity dates, where applicable, of the subordinated liabilities of the Group is provided in note (e) of Section E.1.3.

Debt liabilities in the IFRS financial statements are valued at amortised cost under IAS 39 and valued at adjusted fair value for the Solvency II balance sheet. The Solvency II valuation basis allows changes in fair value due to changes in interest and exchange rates, but does not take into account changes in own credit risk, as measured by credit spreads.

Where relevant debt liabilities are valued by discounting projected cash flows using a form of adjusted book yield (equal to current risk-free rate plus the credit spread at inception), derived as follows:

–	The ‘risk-free’ element of the yield is equal to the Solvency II risk-free term structure (excluding any illiquidity premium); and
–

The ‘credit spread’ element of the yield is equal to the spread on the debt when it was originally issued (as opposed to the valuation date). Under this method, the spread is fixed at inception and will not vary between reporting periods.

Deferred tax liabilities

Deferred tax liabilities are calculated based upon the differences between the values given to liabilities in the Solvency II balance sheet and their values for tax purposes. The principles of IAS 12 are applied to calculate the extent of deferred tax applicable to those value differences. Changes in the valuation of underlying liabilities between IFRS and Solvency II give rise to deferred tax value differences. Further information on deferred tax valuation difference is provided in Section D.1.2.2 above under the heading ‘Deferred tax assets’.

Other liabilities

31 Dec 2017 £m
Contingent liabilities	31
Provisions other than technical provisions	662
Pension benefit obligations	139
Deposit from reinsurers	158
Derivatives	1,672
Insurance and intermediaries payable	2,522
Reinsurance payables	347
Payables (trade, not insurance)	3,990
Total	9,521

Other liabilities in the Solvency II balance sheet, with the exception of provisions other than technical provisions, pension benefit obligations and derivatives that are discussed below, are measured at fair value determined using alternative valuation methods that are market consistent and represent the value to settle the liabilities with the third party. Where IFRS valuation is a good proxy for fair value no adjustment is made.

Leases

There are no material liabilities recognised on the Solvency II balance sheet arising as a result of operating and finance leasing arrangements of the Group. Further information on the leasing arrangements of the Group is disclosed in Section A.4.

Contingent liabilities

Under IFRS, material contingent liabilities (as determined in accordance with IAS 37, ‘Provisions, Contingent Liabilities and Contingent Assets’) are disclosed but not recognised. For the Solvency II balance sheet, contingent liabilities (under the same definition as IFRS) are required to be recognised in certain circumstances even if they are considered unlikely to be paid.

A contingent liability of £31 million was recognised on the Solvency II balance sheet at 31 December 2017 in relation to a single litigation claim, where the Group believes it has good grounds to defend this claim.

Provisions other than technical provisions

Provisions other than technical provisions of £662 million (2016: £468 million) include a provision for review of past annuity sales after utilisation during the year of £369 million (2016: £175 million). Prudential has agreed with the Financial Conduct Authority to review annuities sold without advice after 1 July 2008 to its contract-based defined contribution pension customers. The review will examine whether customers were given sufficient information about their potential eligibility to purchase an enhanced annuity, either from Prudential or another pension provider. The FCA formally released its redress calculation methodology in early 2018 and accordingly

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D.	Valuation for Solvency Purposes

Prudential reassessed the provision held to cover the costs of undertaking the review and any potential redress. At 31 December 2017, following this reassessment, the gross provision was increased to £400 million (2016: £175 million), excluding any utilisation during the year. The ultimate amount that will be expended by the Group on the review, which is currently expected to be completed in 2019, remains uncertain. Although the Group’s professional indemnity insurance is expected to mitigate the overall financial impact of this review, with potential insurance recoveries of up to £175 million, no such recovery has been factored into the provision.

Pension benefit obligations

The Group does not have any individually material obligations in respect of defined contribution pension plans, other long-term employee benefits or termination benefits. Contributions to the Group’s defined contribution pension schemes are expensed when due.

The Group’s businesses operate a number of pension schemes. The specific features of these schemes vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). PSPS accounts for 82 per cent (2016: 82 per cent) of the underlying scheme liabilities of the Group’s defined benefit schemes. The Group also operates two smaller UK defined benefit schemes in respect of Scottish Amicable (SASPS) and M&G (M&GGPS).

Pension benefit obligations for defined benefit schemes are initially valued using the relevant IFRS valuation rules, which are IAS 19, ‘Employee Benefits’.

Under IAS 19 ‘Employee Benefits’ and IFRIC 14 ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’, the Group is only able to recognise a surplus to the extent that it is able to access the surplus either through an unconditional right of refund or through reduced future contributions relating to ongoing service of active members. The Group has no unconditional right of refund to any surplus in PSPS. Accordingly, the PSPS surplus recognised is restricted to the present value of the economic benefit to the Group from the difference between the estimated future ongoing contributions and the full future cost of service for the active members. In contrast, the Group is able to access the surplus of SASPS and M&GGPS. Therefore the amounts recognised for these schemes are the IAS 19 valuation amount (either a surplus or deficit).

The IAS 19 valuation prescribes market-based assumptions for the valuation of assets and liabilities. Within the market-based framework, the IAS prescribes that the discount rate for liabilities should be based on high quality corporate bonds (interpreted as corporate bonds with a credit rating of AA).

Under the Solvency II basis, the IAS 19 surplus in the PSPS scheme has not been recognised.

Methodology and assumptions

The actuarial assumptions used in determining the benefit obligations and the net periodic benefit costs for the year ended 31 December were as follows:

	2017%	2016%
Discount rate*	2.5	2.6
Rate of increase in salaries	3.1	3.2
Rate of inflation**
Retail prices index (RPI)	3.1	3.2
Consumer prices index (CPI)	2.1	2.2
Rate of increase of pensions in payment for inflation:
PSPS:
Guaranteed (maximum 5%)	2.5	2.5
Guaranteed (maximum 2.5%)	2.5	2.5
Discretionary	2.5	2.5
Other schemes	3.1	3.2
*	The discount rate has been determined by reference to an ‘AA’ corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
**	The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

The calculations are based on current mortality estimates with an allowance made for future improvements in mortality. This allowance reflected the CMI’s 2014 mortality improvements model, with scheme-specific calibrations. For immediate annuities in payment, in 2017 and 2016, a long-term mortality improvement rate of 1.75 per cent per annum and 1.25 per cent per annum was applied for males and females, respectively.

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D.	Valuation for Solvency Purposes

Underlying investments of the schemes

On the ‘economic basis’, after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plans’ assets at 31 December comprise the following investments:

	2017				2016
	PSPS £m	Other schemes £m	Total £m	%	PSPS £m	Other schemes £m	Total £m	%
Equities
UK	9	67	76	1	18	85	103	1
Overseas	226	272	498	6	293	368	661	7
Bonds
Government	5,040	655	5,695	63	5,411	550	5,961	66
Corporate	1,491	248	1,739	20	1,169	196	1,365	15
Asset-backed securities	164	-	164	2	144	6	150	2
Derivatives	188	(6)	182	2	252	(2)	250	3
Properties	140	130	270	3	71	109	180	2
Other assets	216	77	293	3	269	67	336	4
Total value of assets	7,474	1,443	8,917	100	7,627	1,379	9,006	100

Derivative liabilities

Derivative liabilities are valued using quoted prices if exchange listed, quotations from third parties or valued using market consistent alternative valuation techniques.

D.4	Alternative methods for valuation

The use of alternative methods for valuation by the Group is discussed in Sections D.1 and D.3 above.

Valuation uncertainty refers to the variability of the fair value measurement that exists at any given reporting date/time for a financial instrument or portfolio of positions. Each business unit is required to document its process for assessing valuation uncertainty, including the controls surrounding valuation models and an understanding of the model assumptions and limitations.

The Independent Price Verification standards cover all investments managed by the Group business units and set minimum requirements for the governance surrounding valuation pricing. These standards require each business unit to establish processes to verify the accuracy and independence of model inputs and market prices provided by third parties. Where mark-to-market valuations are not available from independent price sources, the Independent Price Verification standards set minimum requirements for mark-to-model valuations. Business units are required to document and monitor all assumptions, inputs and any mathematical modelling, using market observable standards and inputs where possible.

The Group’s valuation policies, procedures and analyses for instruments categorised as level 3 are overseen by Business Unit committees as part of the Group’s wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions. In addition the Group has minimum standards for independent price verification to ensure valuation accuracy is regularly independently verified. Adherence to this policy is monitored across the business units.

D.5	Any other information

There is no other material information regarding the Group’s valuation of assets and liabilities for solvency purposes other than those disclosed in the sections above.

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E.	Capital Management

E.	Capital Management

E.1	Own funds

E.1.1 Objective, policies and processes for managing own funds

The Group manages its Group Solvency II own funds as its measure of capital. At 31 December 2017 the Group shareholder Solvency II own funds were £26,429 million (31 December 2016: £24,810 million) after the impact of recalculated transitional measures on technical provisions at the valuation date. The corresponding Group consolidated own funds shown on the regulatory template S.23.01.22 are £32,978 million after the impact of recalculated transitionals at the valuation date. A reconciliation from the Group shareholder solvency position to the Group consolidated solvency position is provided in Section E.1.2 below. The Group’s basic, available and eligible own funds to cover the Group solvency capital requirement and the Group minimum solvency capital requirement at 31 December 2017 and 2016 are shown in Section E1.3 below.

As well as holding sufficient capital to meet Solvency II requirements at Group level, the Group also closely manages the cash it holds within its central holding companies so that it can:

—	Maintain flexibility, fund new opportunities and absorb shock events;
—	Fund dividends; and
—	Cover central costs and debt payments.

While the Group at a consolidated level is subject to the Solvency II requirements, at a business unit level capital is defined by local capital regulations and local business needs.

Each of the Group’s long-term business operations is capitalised to a sufficiently strong level for its individual circumstances.

The Group manages its assets, liabilities and capital locally, in accordance with local regulatory requirements and reflecting the different types of liabilities in each business. As a result of the diversity of products offered by Prudential and the different regulatory regimes under which it operates, the Group employs differing methods of asset/liability and capital management, depending on the business concerned.

The Group prepares a projected capital position as part of its business planning process. The business plan is prepared annually on a rolling basis and covers a three-year period. There were no material changes in the objectives, policies or processes for managing the Group’s own funds during the year.

E.1.2 Group shareholder Solvency II capital position

(Unaudited)

Reconciliation of Solvency II capital position published in the Annual Report to the Own Funds template

Prudential disclosed the Group shareholder Solvency II capital position as at 31 December 2017 in Prudential’s 2017 Annual Report. A reconciliation of the Solvency II shareholder position to the Solvency II position disclosed in the 2017 regulatory templates (S.23.01.22 and S.25.02.22) is shown in the table below:

	31 Dec 2017
	Own Funds £m	SCR £m	Surplus £m	Ratio %
Group shareholder Solvency II capital position (pre-dividend) as disclosed in the Annual Report	26,429	13,110	13,319	202%
Ring fenced funds consolidation of own funds limited to SCR balances	6,549	6,549	-
Group Solvency II capital position as disclosed in templates S.23.01.22 and S.25.02.22	32,978	19,659	13,319	168%

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E.	Capital Management

	31 Dec 2016
	Own Funds £m	SCR £m	Surplus £m	Ratio %
Group shareholder Solvency II capital position (pre-dividend) as disclosed in the Annual Report	24,810	12,327	12,483	201%
Adjustment to remove impact of recalculated transitionals at valuation date*	376	(79)	455
Group shareholder Solvency II capital position	25,186	12,248	12,938	206%
Ring fenced funds consolidation of own funds limited to SCR balances	5,997	5,997	-
Group Solvency II capital position as disclosed in templates S.23.01.22 and S.25.02.22	31,183	18,245	12,938	171%
*

The Group shareholder Solvency II capital position disclosed in the 2016 Annual Report allowed for the recalculation of the UK transitional measures using management’s estimate of the impact of operating and market conditions at the valuation date (31 December 2016). For the purposes of the formal QRTs as at 31 December 2016, the measures were shown without this recalculation. At 31 December 2017, the PRA approved a formal recalculation of transitional measures in line with the PRA’s Supervisory Statement SS6/16, which expects a recalculation every 24 months.

E.1.3 Analysis of the components of own funds

The following components make up the Group’s basic, available and eligible own funds amounts. The Group has no ancillary own funds.

E.1.3.1 Basic, available and eligible own funds at 31 December

	31 Dec 2017 £m
	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ordinary share capitalnote (b)	129	129	-	-	-
Share premium related to ordinary share capitalnote (b)	1,948	1,948	-	-	-
Surplus fundsnote (c)	12,857	12,857	-	-	-
Reconciliation reserve before deduction for participationsnote (d)	12,853	12,853	-	-	-
Subordinated liabilitiesnote (e)	5,783	-	816	4,967	-
Value of net deferred tax assetsnote (f)	32	-	-	-	32
Group minority interests	8	8	-	-	-
Non-available own fundsnote (g)	(632)	(632)	-	-	-
Deductions not included in the reconciliation reserve – participations in other financial sectors and entities included via D&A method	(3,462)	(3,462)	-	-	-
Total basic own funds after adjustments (group)note (a)	29,516	23,701	816	4,967	32
Items excluded from basic own funds – participations in other financial sectors and entities included via D&A method	3,462	3,462	-	-	-
Total eligible own funds to meet the group SCR (including other financial sector and D&A entities)note (a)	32,978	27,163	816	4,967	32
Total eligible own funds to meet the minimum group SCR (excluding other financial sector and D&A entities)note (a)	26,296	23,701	816	1,779	-

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E.	Capital Management

	31 Dec 2016 £m
	Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
Ordinary share capitalnote (b)	129	129	-	-	-
Share premium related to ordinary share capitalnote (b)	1,927	1,927	-	-	-
Surplus fundsnote (c)	10,579	10,579	-	-	-
Reconciliation reserve before deduction for participationsnote (d)	12,655	12,655	-	-	-
Subordinated liabilitiesnote (e)	6,346	-	895	5,451	-
Value of net deferred tax assetsnote (f)	32	-	-	-	32
Group minority interests	1	1	-	-	-
Non-available own fundsnote (g)	(486)	(486)	-	-	-
Deductions not included in the reconciliation reserve – participations in other financial sectors and entities included via D&A method	(4,545)	(4,545)	-	-	-
Total basic own funds after adjustments (group)note (a)	26,638	20,260	895	5,451	32
Items excluded from basic own funds – participations in other financial sectors and entities included via D&A method	4,545	3,918	-	202	425
Total eligible own funds to meet the group SCR (including other financial sector and D&A entities)note (a)	31,183	24,178	895	5,653	457
Total eligible own funds to meet the minimum group SCR (excluding other financial sector and D&A entities)note (a)	22,809	20,260	895	1,654	-

Notes

(a)

The Group’s basic own funds principally comprise the capital instruments explained in the notes (b) to (g) below. The Group’s available own funds are derived by adding the ancillary own funds to the total basic own funds. As at 31 December 2017, the Group has no ancillary own funds and hence the Group’s basic own funds are equal to the total available own funds. The eligible own funds are derived by applying Solvency II tiering limits to the tiered available own funds. As at 31 December 2017, the Group’s Tier 1 restricted, Tier 2 and Tier 3 available own funds have not exceeded the tiering limits and hence the Group’s total available own funds are equal to the total eligible own funds.

(b)	Ordinary share capital and related share premium

The Group’s ordinary share capital represents the nominal value of 5 pence each fully paid equity shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

(c)	Surplus funds

Surplus funds arise from the Group’s with-profit funds in the UK and Asia (ie surplus funds arise from the certain of Group’s ring-fenced funds). The value of surplus funds reported represents the excess of assets over liabilities (excluding the risk margin) of those ring-fenced funds after deducting the present value of the expected future shareholder transfers (net of any related tax borne by the funds). Having considered the features of Tier 1 own fund instruments set out in Article 71 of the Commission Delegated Regulation (EU) 2015/35 and the guidance in the PRA Supervisory Statement SS13/15 (Solvency II: surplus funds) Prudential has classified surplus funds under Tier 1.

In accordance with the template S.23.01.22 (Own Funds) presentation requirements, the value of surplus funds reported on the face of the template is prior to ring-fencing related restrictions being applied. The related restrictions are included as a deduction in the Reconciliation Reserve under ‘Restrictions applied to own funds due to ring-fencing’. As such, the contribution of surplus funds towards the Group’s own funds is lower than the £12,857 million disclosed above.

(d)	Reconciliation reserve

The reconciliation reserve represents the residual of excess of assets over liabilities after deducting (i) equity share capital comprising ordinary share capital and share premium; (ii) surplus funds; (iii) the restriction applied to own funds due to ring fencing; (iv) value of net deferred tax assets; (v) own shares held on the Group’s balance sheet and (vi) minority interests. No foreseeable dividend is deducted from own funds as the full year dividend had not been approved by the Board of Directors as at 31 December 2017.

(e)	Subordinated liabilities

This is the valuation under Solvency II requirements (similar to fair value) of the Group’s subordinated liabilities that under the Solvency II regulations (including permitted grandfathering) is permitted to be treated as capital.

In October 2017, the Company issued a US$750 million 4.875 per cent Tier 2 subordinated debt. In December 2017, the Company redeemed a US$1,000 million 6.50 per cent Tier 2 debt.

The subordinated debt treated as capital as shown above of £5,783 million as at 31 December 2017 is as follows:

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E.	Capital Management

31 Dec	2017 £m	2016 £m	Tier	Callable dates
US$250m 6.75% Perpetual Subordinated Capital Securities*	186	204	Restricted Tier 1**	Quarterly since 23 September 2009
US$300m 6.5% Perpetual Subordinated Capital Securities*	223	245	Restricted Tier 1**	Quarterly since 23 September 2010
US$550m 7.75% Perpetual Subordinated Capital Securities*	407	446	Restricted Tier 1**	Quarterly since 23 June 2016
Perpetual subordinated capital securities (Tier 1 - restricted)	816	895
US$1,000m 6.5% Perpetual Subordinated Capital Securities	-	814	Tier 2**	Quarterly since 23 December 2008
EUR€20m Medium Term Subordinated Notes 2023	18	17	Tier 2**	Bullet maturity on 10 July 2023
GBP£435m 6.125% Subordinated Notes 2031	629	645	Tier 2**	Bullet maturity on 19 December 2031
GBP£400m 11.375% Subordinated Notes 2039	419	431	Tier 2**	Semi-annually from 29 May 2019
GBP£700m 5.7% Subordinated Notes 2063	899	916	Tier 2**	Semi-annually from 19 December 2043
GBP£600m 5% Subordinated Notes 2055	678	687	Tier 2	Semi-annually from 20 July 2035
US$700m 5.25% Perpetual Subordinated Capital Securities	517	565	Tier 2	Quarterly from 23 March 2018
US$1,000m 5.25% Perpetual Medium Term Notes	725	799	Tier 2	Quarterly from 20 July 2021
US$725m 4.375% Perpetual Medium Term Notes	524	577	Tier 2	Quarterly from 20 October 2021
US$750m 4.875% Perpetual Subordinated Capital Securities	558	-	Tier 2	Quarterly from 20 January 2023
Subordinated securities and notes (Tier 2)	4,967	5,451
Subordinated debt total***	5,783	6,346
*

These securities can be converted, in whole or in part, at the Company’s option and subject to certain conditions, on any interest payment date, into one or more series of Prudential preference shares.

**	Grandfathered tiering – see Section E.1.5.
***

The change in the value of subordinated debt of £(563) million (from £6,346 million to £5,783 million) is driven by the issuance of £565 million of Tier 2 subordinated debt being more than offset by the redemption of £(751) million of Tier 2 subordinated debt, £(315) million of adverse foreign exchange movements on the US dollar denominated debts and £(62) million of changes in the discounted value of cash flows based on first redemption point from movements in interest rates.

(f)	Value of net deferred tax assets

This represents the value of net assets as disclosed on the Solvency II balance sheet which is required to be treated as Tier 3 capital under the Solvency II regulations.

(g)	Non-available own funds

This represents the £632 million reduction to the own funds of the Group’s Asia life operations as at 31 December 2017 (31 December 2016: £486 million), as agreed with the Prudential Regulation Authority. This is discussed further under Section E.1.6.

E.1.3.2    Significant changes in own funds during the reporting period

(Unaudited)

The consolidated own funds increased from £31,183 million to £32,978 million over 2017. The key capital movements, relate to issuance of US$750 million (£565 million) of Tier 2 subordinated debt, offset by redemption of US$1,000 million (£(751) million) of Tier 2 subordinated debt and payment of the dividends of £(1,159) million. The remaining impacts relate to new and in-force business, management actions, the impact of US tax reforms and market movements.

An analysis of the movement in the Group consolidated surplus, consistent with the 2017 Annual Report, is set out below:

Surplus £m
Consolidated surplus (static transitional) at 31 December 2016	12,938
Impact of recalculating transitional measures on technical provisions	(455)
Opening surplus	12,483
Operating experience:
Underlying operating experience	3,189
Management actions	412
3,601
Non-operating experience	(584)
Other capital movements:
Subordinated debt issuance and redemptions	(186)
Foreign currency translation impacts	(749)
External dividends paid	(1,159)
Model changes	(87)
(2,181)
Consolidated surplus at 31 December 2017	13,319

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E.	Capital Management

E.1.4	Reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet and to Solvency II eligible own funds

The ‘excess of assets over liabilities’ on the Solvency II balance sheet is not equivalent to own funds as a number of adjustments are made on the own funds template to restrict the valuation.

The reconciliation of the Group IFRS shareholders’ equity to the excess of assets over liabilities on the Solvency II balance sheet to Solvency II eligible own funds value of the Group is as shown below:

	31 Dec 2017 £m		31 Dec 2016 £m
IFRS shareholders’ equity		16,087		14,666
Non-controlling interest/minority interest		7		1
IFRS total equity		16,094		14,667
Revaluation of US insurance entities from IFRS to US Statutory valuation	(2,960)		(2,203)
Removal of DAC, goodwill and intangibles	(4,042)		(3,823)
Change in valuation of technical provisions (and related liabilities), net of reinsurance	12,834		11,603
Impact of risk margin (net of transitionals)	(3,839)		(3,070)
Change in value of deferred tax principally as a result of valuation changes	(1,100)		(1,154)
Revaluation of the Group’s asset managers to local sectoral basis	(258)		(216)
Other valuation differences	(520)		(551)
Total valuation differences for shareholder-backed business (see also Section D.1.1 for further explanation on the line by line balance sheet valuation differences)		115		586
Addition of excess of assets over liabilities on a Solvency II basis before any restriction for ring-fenced funds		17,087		14,109
Excess of assets over liabilities as recorded in the Solvency II Balance Sheet		33,296		29,362
Subordinated debt recognised as capital		5,783		6,346
Own shares (recorded as an asset on the Solvency II balance sheet but deducted from own funds)		(204)		(161)
Reduction in Asia’s own funds, as agreed with the Prudential Regulation Authority		(632)		(486)
Restrict ring-fenced funds own funds to the value of their SCR and the value of the shareholders transfers		(5,265)		(3,878)
Eligible own funds		32,978		31,183

The reconciliation above follows the format of the reporting templates and separately identifies those items which adjust the excess of assets over liabilities shown on the balance sheet to eligible own funds. It also reflects other presentational differences between the IFRS and Solvency II balance sheet (as discussed in note (a) in Section D.1.1).

E.1.5 Transitional measures relating to the grandfathering of subordinated debt

The classification of certain of the Group’s subordinated debt has been grandfathered into restricted Tier 1 and Tier 2 capital in accordance with the transitional provisions of the Solvency II implementation. The grandfathered subordinated debt is identified in the table in Section E.1.3 (e) above.

Of the £5,783 million (2016: £6,346 million) of subordinated debt treated as capital as at 31 December 2017, all of the restricted Tier 1 debt totalling £816 million (2016: £895 million) and £1,965 million (2016: £2,823 million) of the Tier 2 debt are subject to the grandfathering transitional provisions. The transitional provisions last for ten years from the implementation date of Solvency on 1 January 2016. The next callable dates for these grandfathered debt instruments are as shown in the table in Section E.1.3 (e).

E.1.6 Significant restriction to the fungibility and transferability of own funds

(Unaudited)

The Group has considered the specific provisions of national law, insolvency law, contract law and product regulation of the insurance subsidiary’s jurisdiction of operations in determining the appropriate treatment of ring-fenced funds.

For ring-fenced funds, own funds are adjusted to reflect that the funds have a reduced capacity to fully absorb losses on a going-concern basis due to their lack of fungibility within the insurance group. The contribution to Group or insurance subsidiary own funds from a ring-fenced fund is restricted such that the contribution to own funds from the ring-fenced fund is equal to the notional SCR for that ring-fenced fund and the value of shareholders transfers. The impact of ring-fenced funds on the Group’s solvency position is shown in E.1.2.

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E.	Capital Management

In addition, in line with Solvency II requirements, as agreed with the Prudential Regulation Authority, Prudential considers the extent to which own funds are transferable around the Group within nine months under stressed market conditions (to a 1-in-200 level). This test resulted in a £(632) million reduction to available own funds at 31 December 2017 in respect of the Group’s business in Asia (31 December 2016: £(486) million).

E.1.7 Other information on the Group own funds

All of the Group’s equity capital and the subordinated debt treated as capital as listed in Section E.1.3 (e) above are issued by the ultimate parent company, Prudential plc.

In addition, Jackson, consolidated via the Deduction and Aggregation method, has in issue US$250 million 8.15 per cent Surplus Notes 2027. There is no tiering for these notes under Jackson’s local regulations. For the purpose of the Group solvency, Jackson’s surplus notes have been categorised on the Solvency II quantitative reporting template as Tier 2. This has been offset by the allocation of the required deduction to own funds equal to 100 per cent of the US Risk Based Capital (Company Action Level), which is allocated to the lowest tier of own funds until the reduction has been fully allocated.

All intercompany transactions and balances are eliminated upon consolidation of the Group own funds. In particular this includes transactions and balances between insurance entities and other financial sector entities. In this case the value of other financial sector entities presented in the ‘Holdings in related undertakings, including participations’ line in the balance sheet is after deducting intercompany balances. Similarly transactions between the US insurance subsidiaries and the rest of the Group are eliminated. The value of the Brooke Life Insurance Company sub-group included in the ‘Holdings in related undertakings, including participations’ line on the balance sheet is therefore after deduction of any intercompany balances.

In the context of the valuation of technical provisions, the Group’s best estimate of technical provisions is the sum of the best estimates of technical provisions of individual insurance subsidiaries, adjusted for intra-group transactions relating to internal reinsurance arrangements.

E.2	Solvency Capital Requirement (SCR) and Minimum Capital Requirement (MCR)

(Unaudited)

E.2.1 Methodology

For the purpose of Solvency II regulatory reporting and risk management, Prudential has approval to use an internal model for calculating the Group SCR, together with solo entity SCRs for each EEA based insurance entity (namely The Prudential Assurance Company, Prudential Pensions Limited and Prudential International Assurance (PIA)). The assets and liabilities of these entities are valued on a Solvency II basis.

The US insurance companies are aggregated into the Group SCR using Method 2: Deduction and Aggregation, as a result of which the internal model is described as ‘partial’. For the applicable US entities (Brooke Life Insurance Company, Jackson National Life Insurance Company (‘Jackson’), Jackson National Life Insurance Company of New York (Jackson NY) and Squire Reassurance Company II) capital in excess of 250 per cent of the US local Risk Based Capital requirement is allowed for as follows:

–	Own funds: represents local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level);
–	Solvency Capital Requirement: represents 150 per cent of local US Risk Based Capital requirement (Company Action Level); and
–	No diversification benefits are taken into account between the US insurance companies and the rest of the Group.

Aside from US insurance companies, all other companies are included within the scope of the internal model. In line with Solvency II requirements, capital requirements for asset managers and non-regulated entities carrying out financial activities have been derived using sectoral rules and notional sectoral rules respectively.

The consolidated Group SCR is then determined as the sum of SCRs arising from the internal model (using method 1: Accounting and consolidation) and Method 2: Deduction and Aggregation without any allowance for diversification.

E.2.2 Components of SCR

The Group SCR has increased from £18,245 million at 31 December 2016 to £19,659 million at 31 December 2017 mainly as a result of capital requirements for new business and the impact of changes in market conditions (eg rising equity markets increasing the amount of SCR from equity risk). The increase has been partially offset by

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E.	Capital Management

the release of capital requirements from the run off of in-force business, foreign currency movements, model refinements and management actions taken during the year, in particular asset optimisation and longevity reinsurance.

At 31 December 2017, the Group consolidated SCR of £19,659 million (31 December 2016: £18,245 million), consisted of:

—	£18,487 million (31 December 2016: £16,898 million) from entities using the internal model and consolidated using method 1, including:
—	£17,905 million (31 December 2016: £16,327 million) SCR for insurance and reinsurance undertakings in the UK and Asia, as well as the central holding companies; and
—	£582 million (31 December 2016: £571 million) from asset managers and non-regulated entities carrying out financial activities; and
—	£1,172 million (31 December 2016: £1,347 million) from entities consolidated using method 2.

The £17,905 million (31 December 2016: £16,327 million) arising from insurance and reinsurance undertakings under method 1 has been derived allowing for diversification benefits between risks and territories. The table below shows the undiversified SCR by risk category and the benefit of diversification:

Risk components	31 Dec 2017 £m	31 Dec 2016 £m
Interest rate risk	8,626	7,152
Equity risk	7,271	5,850
Property risk	1,404	1,231
Spread risk	10,766	10,059
Concentration risk	136	146
Currency risk	4,273	3,928
Diversification within market risk	(13,127)	(11,677)
Other counterparty risk	451	458
Mortality risk	890	745
Longevity risk	5,161	4,598
Disability - morbidity risk	1,144	1,117
Persistency - mass lapse	4,043	3,852
Persistency - other lapse risk	1,525	1,840
Expense risk	3,509	2,438
Life catastrophe risk	353	347
Diversification within life underwriting risk	(10,066)	(9,797)
Other non-life underwriting risk	21	21
Operational risk	2,035	1,703
Loss-absorbing capacity of deferred tax	(2,670)	(2,520)
Total undiversified components	25,745	21,491
Diversification between market and underwriting risks	(7,840)	(5,164)
Total Group SCR	17,905	16,327

The minimum consolidated Group SCR is calculated as the sum of:

–	The Minimum Capital Requirements (MCR) of the EEA authorised insurance and reinsurance undertakings included in the scope of method 1; and
–

The local capital requirements, at which the authorisation would be withdrawn, for third country insurance and reinsurance undertakings included in the scope of method 1, independently of any equivalence finding.

At 31 December 2017, the minimum Group SCR amounts to £8,891 million (31 December 2016: £8,269 million), consisting of a £3,656 million (31 December 2016: £3,355 million) MCR from the EEA insurance entities, calculated under Solvency II basis; and a £5,235 million (31 December 2016: £4,914 million) from the minimum capital requirement under the local solvency regime of the other insurance businesses.

E.3	Use of the duration-based equity risk sub-module in the calculation of the SCR

(Unaudited)

Prudential has not used the duration-based equity risk sub-module in the calculation of its SCR as it is a standard formula approach and not applicable to a partial internal model firm such as Prudential.

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E.	Capital Management

E.4	Differences between the standard formula and any internal model used

(Unaudited)

E.4.1 Overview

The Internal Model (IM) is a key risk management tool and refers to the collection of systems and processes used to identify, monitor and quantify risks for the purpose of calculating the Solvency II SCR and ECap. The IM is used to calculate both ECap and Solvency II Pillar 1 capital requirements, but adjusted to reflect different methodologies and calibrations. Solvency II capital refers to the capital that is calculated using the Group’s IM, calibrated to the rules and requirements of the Solvency II Directive. This is a risk-based measure and, compared to the Solvency II Standard Formula, has the advantage of better reflecting the specifics of the Group’s businesses and risks.

The PRA has also approved the use of a Deduction and Aggregation method to incorporate the Group’s US insurance entities, which are included at 150 per cent of the US Risk Based Capital (RBC) Company Action Level (CAL) in the calculation of the Group SCR.

Standard Formula capital refers to the capital that is calculated in line with the standard formula rules provided by the Solvency II Directive. Even though Standard Formula, as part of Solvency II, represents a risk-based measure, it is based on a set of prescribed parameters, calibrated for European insurers and therefore it does not fully reflect the characteristics of a global group like Prudential and the specific structure and risks the Group is exposed to.

E.4.2    Scope of internal model

As required in Article 101 of Directive 2009/138/EC, the SCR from the approved internal model is calculated as the Value-at-Risk of the basic own funds of an (re)insurance undertaking at a confidence level of 99.5 per cent over a one-year period. The main risk categories allowed for in the internal model are shown in Section E2.2. Within these categories, underlying ‘risk drivers’ are specified as the result of an annual risk identification process across the Group. A model is defined and calibrated for each underlying risk driver and these are combined with an appropriate dependency structure and simulated to generate multiple thousands of combined risk scenarios. These risk scenarios are applied to all the assets and liabilities of the Group (for each entity within the scope of the internal model) to generate a wide range of possible outcomes for the Group’s total net assets. For simplicity, and to avoid circularity, the risk margin is held constant in all these risk scenarios. The resulting probability distribution of the Group’s net assets is used to calculate the internal model SCR, by subtracting the 99.5th worst percentile outcome from the unstressed balance sheet.

The data used in the internal model covers the following:

—	Liability data;
—	Asset data;
—	Finance data;
—	Operational risk data;
—	Policyholder data;
—	Data used in setting assumptions, including demographic, economic and other; and
—	Other relevant data required by the internal model and technical provisions.

The quality of the data is subject to an internal model data quality framework to ensure the accuracy, completeness, appropriateness and timeliness of the data.

E.4.3 Internal model vs standard formula

Key differences between the calculation of the internal formula SCR and the standard formula SCR include:

—

Whereas the standard formula stresses and correlations are prescribed, the internal model risk scenarios reflect Prudential’s specific risk profile and are derived from a combination of data analysis and expert judgement, subject to the internal model tests and standards required by the Solvency II Directive (see further detail in the table below);

—

Although the same broad risk categories are used to group risk drivers in the internal model, the internal model risk drivers within each category are typically much more granular than the broad risk categories considered under the standard formula. For example, the internal model risk drivers typically vary by country, as well as by other attributes of the risk, whereas many of the standard formula stresses do not vary by country;

—

The internal model also covers some risks that are not included in the standard formula (for example equity implied volatility risk, interest rate implied volatility risk and government bond spread risk);

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E.	Capital Management

—

The internal model SCR is derived by combining underlying risk drivers together into combined stress scenarios, and then ranking the outcomes of applying these stress scenarios to the Group’s balance sheet to derive the 99.5th worst percentile outcome. Conversely, the standard formula SCR is derived by calculating the impact on the balance sheet of each prescribed stress separately and then aggregating these outcomes using prescribed correlation matrices. Therefore the internal model allows for the impact on the balance sheet of combinations of risks occurring together, whereas the standard formula only considers each risk in isolation; and

—

The internal model allows for the matching adjustment ring-fence to vary in each risk scenario, reflecting changes in the value of the corresponding liabilities. Therefore diversification is allowed for between risks inside and risks outside the matching adjustment portfolios. Conversely, because the standard formula does not consider the impacts of combinations of risks occurring together, it requires that no diversification is recognised between the risks inside and the risks outside the matching adjustment portfolio.

Risk category	Standard formula	Internal model

Equity	Stresses vary between “Type 1” (listed EEA and OECD stocks) and “Type 2” (other countries, unlisted equities and alternative equity investments). A symmetric adjustment is applied to the level of stress to smooth out significant movements in markets close to the calculation date.	The model includes more granular stresses with calibrations set for each main equity benchmark index. At least one equity index is calibrated for each relevant global economy. Private equity, infrastructure equity and hedge funds are modelled using specific calibrations. Equity implied volatility is also modelled. No symmetric adjustment is applied.
Credit	For corporate bonds, loans and non-exempt sovereign bonds, credit risk is modelled by stressing credit spreads, with stresses varying by rating and duration bucket. European sovereign bonds are exempt from stress. Stresses on assets with an element of securitisation receive higher stresses, as do bonds with no credit rating. The matching adjustment is allowed for by a factor-based reduction of the spread stresses by rating.	Credit spreads, ratings migrations, defaults and fundamental spreads (for the UK matching portfolio) are all explicitly modelled. The spread stresses vary by credit rating, with calibrations differentiated by economy, product and duration bucket where appropriate. Internal credit assessments are used for bonds and loans without an agency rating and to uplift stresses for assets where structuring introduces additional risk. Spread stresses are applied to sovereign bonds, taking into account the credit risk of the issuing government. The matching adjustment is calculated dynamically based on the bond yields and fundamental spread being modelled in each risk scenario.
Yields	Interest rate stresses are defined as bi-directional stresses to the base risk-free curve which vary by term but not by country.	Stresses are calibrated for each relevant global economy, and stresses to the shapes of risk-free yield curves are modelled using an industry-standard ‘principal component’ methodology. Stressed curves are re-extrapolated beyond the last liquid point for each economy using the methodology specified by EIOPA. Interest rate implied volatility and inflation risk are also modelled.
Property	There is a single property stress applied globally to the value of all assets classified as property.	Property stresses are differentiated by type of property, with separate calibrations for commercial and residential property. The model also separates the risks relating to contractually fixed rental income from that relating to capital growth where this is relevant for the matching adjustment.
Currency

For the Group result, a pair of up and down stresses is applied to the non-GBP net asset value in each business, and then aggregated. This approach also implicitly captures any asset-liability currency mismatch in each country.

A calibration is derived for each currency relative to UK sterling (which is the Group’s reporting currency). Global currency outcomes are simulated and used to translate all assets and liabilities into sterling in each risk scenario, thereby including the effect of currency “translation” as well as asset-liability currency mismatches within countries.
Concentration	The capital charge is based on the relative size of individual exposures as a proportion of the overall asset portfolio. Some non-EEA sovereigns are included, depending on their credit rating.	A similar approach is used as for the standard formula, with a more risk-based approach adopted for Asia sovereigns.

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E.	Capital Management

Risk category	Standard formula	Internal model
Counterparty default risk	Counterparty default risk is calculated taking into account the loss-given-default and probability of default, using fixed factors. Separate parameters and different aggregation approaches are applied for Type 1 exposures (eg derivatives, reinsurance, deposits) compared to Type 2 exposures (eg receivables from intermediaries).	A stochastic portfolio model (calibrated by credit rating) is used to capture counterparty risk, allowing for stochastic default and recovery rates. The model allows for counterparty exposures to increase under stressed conditions arising from other market and insurance risks.
Lapse	Policyholder lapse rates are stressed in both directions and a mass lapse stress is also applied. The capital charge is based on the largest of these impacts. The stresses are fixed for all countries and products (except for “group policies” which have a higher capital charge).	The lapse calibration is more granular and includes stresses to lapse assumptions, mass lapses, premium holiday and partial withdrawal exposures where relevant. The stresses vary by country and product type as appropriate.
Longevity	A downward stress to mortality rates is applied to all relevant business.	The longevity calibration is more granular and includes stresses to base mortality rates and longevity trend assumptions separately. Calibrations are differentiated by gender and by different blocks of business, as appropriate.
Mortality and Life catastrophe	An increase in best estimate mortality rates and an instantaneous catastrophe risk stress are applied to all relevant business.	The mortality calibration is more granular and allows stresses to vary by country, as appropriate, including stresses to both best estimate mortality rates and for catastrophe risks.
Morbidity	An increase in long-term morbidity rates is applied, including a reduction in morbidity recovery rates. The same stresses apply for all relevant business.	The morbidity calibration is more granular and allows morbidity stresses to vary for each country, reflecting the relevant exposures. The calibration allows for risks relating to the rates of morbidity and to the rates of recovery.
Expense	Both the level of expenses and level of expense inflation are stressed under the standard formula. The same stresses apply to all business.	Expense level and expense inflation risks are modelled, with stresses calibrated individually by business unit and by product type where appropriate.
Operational	Operational risk is calculated using a factor based approach applied to premiums, technical provisions and unit linked expenses.	Individual operational risks are assessed bottom-up in each of the businesses, and modelled using a frequency-severity model. These are combined with correlation assumptions to produce aggregate probability distributions of potential operational losses.

E.5	Non-compliance with the MCR and non-compliance with the SCR

The Group’s Solvency Capital Requirement and Minimum Capital Requirements have been met during 2017.

E.6	Any other information

There is no other material information regarding the Group’s capital management other than those disclosed in the sections above.

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Statement of Directors’ Responsibilities

The Directors of Prudential plc acknowledge their responsibility for preparing the Group Solvency and Financial Condition Report in all material respects in accordance with the PRA Rules and the Solvency II Regulations.

The Directors are satisfied that:

a)

throughout the financial year to 31 December 2017, the Group has complied in all material respects with the requirements of the PRA Rules and the Solvency II Regulations as applicable at the level of the Group; and

b)

it is reasonable to believe that in respect of the period from 31 December 2017 to the date of the publication of the Group Solvency and Financial Condition Report, the Group has continued to comply and will continue so to comply for the remainder of the financial year to 31 December 2018.

Signed on behalf of the Board of Directors

/s/ Mike Wells

Mike Wells

Group Chief Executive

16 May 2018

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Independent Auditor’s Report

Report of the external independent auditor to the Directors of Prudential plc (‘the Company’) pursuant to Rule 4.1 (2) of the External Audit Chapter of the PRA Rulebook applicable to Solvency II firms

Report on the Audit of the relevant elements of the Group Solvency and Financial Condition Report

Opinion

Except as stated below, we have audited the following documents prepared by Prudential plc as at 31 December 2017:

•

The ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2017, (‘the Narrative Disclosures subject to audit’); and

•	Group templates S02.01.02, S22.01.22, S23.01.22, S32.01.22 (‘the Templates subject to audit’).

The Narrative Disclosures subject to audit and the Templates subject to audit are collectively referred to as the ‘Relevant Elements of the Group Solvency and Financial Condition Report’.

We are not required to audit, nor have we audited, and as a consequence do not express an opinion on the Other Information which comprises:

•

information contained within the Relevant Elements of the Group Solvency and Financial Condition Report set out about above which are, or derive from the Solvency Capital Requirement, as identified in the Appendix to this report;

•	The ‘Business and performance’, ‘System of governance’ and ‘Risk profile’ sections of the Group Solvency and Financial Condition Report;
•	Group templates S05.01.02, S05.02.01, S.25.02.22;
•	the technical provisions used to calculate the transitional measures, and therefore information relating to the transitional measures as set out in the Appendix to this report;
•	the written acknowledgement by the Directors of their responsibilities, including for the preparation of the Group Solvency and Financial Condition Report (‘the Responsibility Statement’);
•

information which pertains to an undertaking that is not a Solvency II undertaking and has been prepared in accordance with PRA rules other than those implementing the Solvency II Directive or in accordance with an EU instrument other than the Solvency II regulations (‘the sectoral information’).

In our opinion, the information subject to audit in the Relevant Elements of the Group Solvency and Financial Condition Report of Prudential plc as at 31 December 2017 is prepared, in all material respects, in accordance with the financial reporting provisions of the PRA Rules and Solvency II regulations on which they are based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) including ISA (UK) 800 and ISA (UK) 805, and applicable law. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Relevant Elements of the Group Solvency and Financial Condition Report section of our report. We are independent of the Prudential plc in accordance with the ethical requirements that are relevant to our audit of the Group Solvency and Financial Condition Report in the UK, including the FRC’s Ethical Standard as applied to public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of Matter – special purpose basis of accounting

We draw attention to the ‘Valuation for solvency purposes’ and ‘Capital Management’ sections of the Group Solvency and Financial Condition Report, which describe the basis of accounting. The Group Solvency and Financial Condition Report is prepared in compliance with the financial reporting provisions of the PRA Rules and Solvency II regulations, and therefore in accordance with a special purpose financial reporting framework. The Solvency and Financial Condition Report is required to be published, and intended users include but are not limited to the Prudential Regulation Authority. As a result, the Group Solvency and Financial Condition Report may not be suitable for another purpose. Our opinion is not modified in respect of this matter.

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Conclusions relating to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you if:

•	the directors’ use of the going concern basis of accounting in the preparation of the Group Solvency and Financial Condition Report is not appropriate; or
•

the directors have not disclosed in the Group Solvency and Financial Condition Report any identified material uncertainties that may cast significant doubt about the company’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date when the Group Solvency and Financial Condition Report is authorised for issue.

Other Information

The Directors are responsible for the Other Information.

Our opinion on the Relevant Elements of the Group Solvency and Financial Condition Report does not cover the Other Information and, accordingly, we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the Group Solvency and Financial Condition Report, our responsibility is to read the Other Information and, in doing so, consider whether the Other Information is materially inconsistent with the Relevant Elements of the Group Solvency and Financial Condition Report, or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the Relevant Elements of the Group Solvency and Financial Condition Report or a material misstatement of the Other Information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors for the Group Solvency and Financial Condition Report

The Directors are responsible for the preparation of the Group Solvency and Financial Condition Report in accordance with financial reporting provisions of the PRA Rules and Solvency II regulations on which they are based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

The Directors are also responsible for such internal control as they determine is necessary to enable the preparation of a Group Solvency and Financial Condition Report that is free from material misstatement, whether due to fraud or error; assessing the company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the relevant elements of the Group Solvency and Financial Condition Report

It is our responsibility to form an independent opinion as to whether the Relevant Elements of the Group Solvency and Financial Condition Report are prepared, in all material respects, with financial reporting provisions of the PRA Rules and Solvency II regulations on which they are based, as modified by relevant supervisory modifications, and as supplemented by supervisory approvals and determinations.

Our objectives are to obtain reasonable assurance about whether the relevant elements of the Group Solvency and Financial Condition Report are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the decision making or the judgement of the users taken on the basis of the Group Solvency and Financial Condition Report.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at: www.frc.org.uk/auditorsresponsibilities.

Other Matter

The Company has authority to calculate its Group Solvency Capital Requirement using an internal model (‘the Model’) approved by the Prudential Regulation Authority in accordance with the Solvency II Regulations. In forming our opinion (and in accordance with PRA Rules), we are not required to audit the inputs to, design of,

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operating effectiveness of and outputs from the Model, or whether the Model is being applied in accordance with the Company’s application or approval order.

Report on Other Legal and Regulatory Requirements

Sectoral Information

In our opinion, in accordance with Rule 4.2 of the External Audit Chapter of the PRA Rulebook, the sectoral information has been properly compiled in accordance with the PRA rules and EU instruments relating to that undertaking from information provided by members of the group and the relevant insurance group undertaking.

Other Information

In accordance with Rule 4.1 (3) of the External Audit Chapter of the PRA Rulebook we are also required to consider whether the Other Information is materially inconsistent with our knowledge obtained in the audit of Prudential plc’s statutory financial statements. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

The purpose of our audit work and to whom we owe our responsibilities

This report of the external auditor is made solely to the company’s directors, as its governing body, in accordance with the requirement in Rule 4.1(2) of the External Audit Part of the PRA Rulebook and the terms of our engagement. We acknowledge that the directors are required to submit the report to the PRA, to enable the PRA to verify that an auditor’s report has been commissioned by the company’s directors and issued in accordance with the requirement set out in Rule 4.1(2) of the External Audit Part of the PRA Rulebook and to facilitate the discharge by the PRA of its regulatory functions in respect of the company, conferred on the PRA by or under the Financial Services and Markets Act 2000.

Our audit has been undertaken so that we might state to the company’s directors those matters we are required to state to them in an auditor’s report issued pursuant to Rule 4.1(2) and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company through its governing body, for our audit, for this report, or for the opinions we have formed.

/s/ Philip Smart

Philip Smart

For and on behalf of KPMG LLP

Chartered accountants

15 Canada Square,

London, E14 5GL

16 May 2018

The maintenance and integrity of Prudential plc’s website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Solvency and Financial Condition Report since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of Solvency and Financial Condition Reports may differ from legislation in other jurisdictions.

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Appendix A – relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit

Group internal model

The relevant elements of the Group Solvency and Financial Condition Report that are not subject to audit comprise:

•	The following elements of Group template S.02.01.02:
–	Row R0550: Technical provisions – non-life (excluding health) – risk margin
–	Row R0590: Technical provisions – health (similar to non-life) – risk margin
–	Row R0640: Technical provisions – health (similar to life) – risk margin
–	Row R0680: Technical provisions – life (excluding health and index-linked and unit-linked) – risk margin
–	Row R0720: Technical provisions – Index-linked and unit-linked – risk margin

•	The following elements of Group template S.22.01.22
–	Column C0030: Impact of transitional on technical provisions
–	Row R0010: Technical provisions
–	Row R0020: Adjustment for restricted own fund items in respect of ring fenced funds of the Group
–	Row R0090: Solvency Capital Requirement

•	The following elements of Group template S.23.01.22
–	Row R0020: Non-available called but not paid in ordinary share capital at group level
–	Row R0060: Non-available subordinated mutual member accounts at group level
–	Row R0080: Non-available surplus at group level
–	Row R0100: Non-available preference shares at group level
–	Row R0120: Non-available share premium account related to preference shares at group level
–	Row R0150: Non-available subordinated liabilities at group level
–	Row R0170: The amount equal to the value of net deferred tax assets not available at the group level
–	Row R0190: Non-available own funds related to other own funds items approved by supervisory authority
–	Row R0210: Non-available minority interests at group level
–	Row R0380: Non-available ancillary own funds at group level
–	Rows R0410 to R0440 – Own funds of other financial sectors
–	Row R0680: Group SCR
–	Row R0740: Adjustment for restricted own fund items in respect of matching adjustment portfolios and ring fenced funds
–	Row R0750: Other non-available own funds

•	Elements of the Narrative Disclosures subject to audit identified as ‘Unaudited’.

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Quantitative Reporting Templates (QRTs)

Quantitative Reporting Templates (QRTs)

(All amounts are reported in £000)

S.02.01.02 Balance sheet

		Solvency II value
Assets		C0010
Intangible assets	R0030	-
Deferred tax assets	R0040	31,986
Pension benefit surplus	R0050	-
Property, plant & equipment held for own use	R0060	331,271
Investments (other than assets held for index-linked and unit-linked contracts)	R0070	220,446,044
Property (other than for own use)	R0080	11,090,967
Holdings in related undertakings, including participations	R0090	34,852,998
Equities	R0100	40,051,734
Equities - listed	R0110	39,934,840
Equities - unlisted	R0120	116,894
Bonds	R0130	112,635,673
Government Bonds	R0140	40,340,566
Corporate Bonds	R0150	66,681,925
Structured notes	R0160	-
Collateralised securities	R0170	5,613,182
Collective Investments Undertakings	R0180	16,763,100
Derivatives	R0190	3,020,494
Deposits other than cash equivalents	R0200	2,031,078
Other investments	R0210	-
Assets held for index-linked and unit-linked contracts	R0220	41,042,229
Loans and mortgages	R0230	13,202,017
Loans on policies	R0240	1,012,221
Loans and mortgages to individuals	R0250	1,797,290
Other loans and mortgages	R0260	10,392,506
Reinsurance recoverables from:	R0270	2,493,153
Non-life and health similar to non-life	R0280	3,652
Non-life excluding health	R0290	1,578
Health similar to non-life	R0300	2,074
Life and health similar to life, excluding health and index-linked and unit-linked	R0310	354,935
Health similar to life	R0320	(90,971)
Life excluding health and index-linked and unit-linked	R0330	445,906
Life index-linked and unit-linked	R0340	2,134,566
Deposits to cedants	R0350	-
Insurance and intermediaries receivables	R0360	460,019
Reinsurance receivables	R0370	370,422
Receivables (trade, not insurance)	R0380	1,532,553
Own shares (held directly)	R0390	204,055
Amounts due in respect of own fund items or initial fund called up but not yet paid in	R0400	-
Cash and cash equivalents	R0410	3,228,516
Any other assets, not elsewhere shown	R0420	-
Total assets	R0500	283,342,265

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Quantitative Reporting Templates (QRTs)

S.02.01.02 Balance Sheet (continued)

		Solvency II value
Liabilities		C0010
Technical provisions – non-life	R0510	77,929
Technical provisions – non-life (excluding health)	R0520	39,073
TP calculated as a whole	R0530	-
Best Estimate	R0540	38,958
Risk margin	R0550	115
Technical provisions - health (similar to non-life)	R0560	38,856
TP calculated as a whole	R0570	-
Best Estimate	R0580	38,704
Risk margin	R0590	152
Technical provisions - life (excluding index-linked and unit-linked)	R0600	188,354,395
Technical provisions - health (similar to life)	R0610	(1,714,392)
TP calculated as a whole	R0620	-
Best Estimate	R0630	(2,238,949)
Risk margin	R0640	524,557
Technical provisions – life (excluding health and index-linked and unit-linked)	R0650	190,068,787
TP calculated as a whole	R0660	-
Best Estimate	R0670	187,121,546
Risk margin	R0680	2,947,241
Technical provisions – index-linked and unit-linked	R0690	37,950,326
TP calculated as a whole	R0700	-
Best Estimate	R0710	36,392,952
Risk margin	R0720	1,557,374
Contingent liabilities	R0740	31,000
Provisions other than technical provisions	R0750	661,954
Pension benefit obligations	R0760	138,693
Deposits from reinsurers	R0770	157,513
Deferred tax liabilities	R0780	2,873,459
Derivatives	R0790	1,671,731
Debts owed to credit institutions	R0800	3,427,040
Financial liabilities other than debts owed to credit institutions	R0810	2,032,333
Insurance & intermediaries payables	R0820	2,521,733
Reinsurance payables	R0830	346,923
Payables (trade, not insurance)	R0840	3,989,532
Subordinated liabilities	R0850	5,811,449
Subordinated liabilities not in BOF	R0860	28,380
Subordinated liabilities in BOF	R0870	5,783,069
Any other liabilities, not elsewhere shown	R0880	-
Total liabilities	R0900	250,046,010

Excess of assets over liabilities	R1000	33,296,255

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Quantitative Reporting Templates (QRTs)

S.05.01.02 Premiums, claims and expenses by line of business

(Unaudited)

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)
		Medical expense insurance	Income protection insurance	Workers’ compensation insurance	Motor vehicle liability insurance	Other motor insurance	Marine, aviation and transport insurance	Fire and other damage to property insurance	General liability insurance	Credit and suretyship insurance
		C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0090
Premiums written
Gross - Direct Business	R0110	65,990	-	5,830	5,845	-	330	9,938	2,296	1,417
Gross - Proportional reinsurance accepted	R0120	-	-	7	-	-	-	2	-	-
Gross - Non-proportional reinsurance accepted	R0130
Reinsurers’ share	R0140	7,760	-	518	501	-	195	1,207	159	22
Net	R0200	58,230	-	5,319	5,344	-	135	8,733	2,137	1,395
Premiums earned
Gross - Direct Business	R0210	64,347	-	5,515	5,214	-	431	9,675	2,423	1,469
Gross - Proportional reinsurance accepted	R0220	-	-	6	-	-	-	2	-	-
Gross - Non-proportional reinsurance accepted	R0230
Reinsurers’ share	R0240	8,444	-	531	460	-	250	1,142	157	26
Net	R0300	55,903	-	4,990	4,754	-	181	8,535	2,266	1,443
Claims incurred
Gross - Direct Business	R0310	35,645	-	992	2,463	-	461	2,863	136	326
Gross - Proportional reinsurance accepted	R0320	-	-	-	-	-	-	-	-	-
Gross - Non-proportional reinsurance accepted	R0330
Reinsurers’ share	R0340	4,181	-	112	(1)	-	359	178	7	-
Net	R0400	31,464	-	880	2,464	-	102	2,685	129	326
Changes in other technical provisions
Gross - Direct Business	R0410	-	-	(375)	452	-	-	-	(132)	-
Gross - Proportional reinsurance accepted	R0420	-	-	-	-	-	-	-	-	-
Gross - Non- proportional reinsurance accepted	R0430
Reinsurers’ share	R0440	-	-	-	-	-	-	-	-	-
Net	R0500	-	-	(375)	452	-	-	-	(132)	-
Expenses incurred	R0550	21,833	-	2,507	3,495	-	59	4,542	1,056	681
Other expenses	R1200
Total expenses	R1300

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Quantitative Reporting Templates (QRTs)

S.05.01.02 Premiums, claims and expenses by line of business (continued)

(Unaudited)

		Line of Business for: non-life insurance and reinsurance obligations (direct business and accepted proportional reinsurance)			Line of business for: accepted non-proportional reinsurance				Total
		Legal expenses insurance	Assistance	Miscellaneous financial loss	Health	Casualty	Marine, aviation, transport	Property
		C0100	C0110	C0120	C0130	C0140	C0150	C0160	C0200
Premiums written
Gross - Direct Business	R0110	-	-	-					91,646
Gross - Proportional reinsurance accepted	R0120	-	-	-					9
Gross - Non-proportional reinsurance accepted	R0130								-
Reinsurers’ share	R0140	-	-	-					10,362
Net	R0200	-	-	-					81,293
Premiums earned
Gross - Direct Business	R0210	-	-	-					89,074
Gross - Proportional reinsurance accepted	R0220	-	-	-					8
Gross - Non-proportional reinsurance accepted	R0230								-
Reinsurers’ share	R0240	-	-	-					11,010
Net	R0300	-	-	-					78,072
Claims incurred
Gross - Direct Business	R0310	-	-	-					42,886
Gross - Proportional reinsurance accepted	R0320	-	-	-					-
Gross - Non-proportional reinsurance accepted	R0330								-
Reinsurers’ share	R0340	-	-	-					4,836
Net	R0400	-	-	-					38,050
Changes in other technical provisions
Gross - Direct Business	R0410	-	-	-					(55)
Gross - Proportional reinsurance accepted	R0420	-	-	-					-
Gross - Non- proportional reinsurance accepted	R0430								-
Reinsurers’ share	R0440	-	-	-					-
Net	R0500	-	-	-					(55)
Expenses incurred	R0550	-	-	-					34,173
Other expenses	R1200								119
Total expenses	R1300								34,292

Solvency and Financial Condition Report 2017   Prudential plc    87

Quantitative Reporting Templates (QRTs)

S.05.01.02 Premiums, claims and expenses by line of business (continued)

(Unaudited)

		Line of Business for: life insurance obligations						Life reinsurance obligations		Total
		Health insurance	Insurance with profit participation	Index-linked and unit- linked insurance	Other life insurance	Annuities stemming from non-life insurance contracts and relating to health insurance obligations	Annuities stemming from non-life insurance contracts and relating to insurance obligations other than health insurance obligations	Health reinsurance	Life reinsurance
		C0210	C0220	C0230	C0240	C0250	C0260	C0270	C0280	C0300
Premiums written
Gross	R1410	836,213	20,514,363	18,147,442	6,558,591	-	-	-	23,822	46,080,431
Reinsurers’ share	R1420	51,162	11,409	257,580	1,944,431	-	-	-	-	2,264,582
Net	R1500	785,051	20,502,954	17,889,862	4,614,160	-	-	-	23,822	43,815,849
Premiums earned
Gross	R1510	836,211	20,514,363	18,147,442	6,558,088	-	-	-	23,822	46,079,926
Reinsurers’ share	R1520	51,162	11,409	257,580	1,944,440	-	-	-	-	2,264,591
Net	R1600	785,049	20,502,954	17,889,862	4,613,648	-	-	-	23,822	43,815,335
Claims incurred
Gross	R1610	472,088	9,380,703	15,607,935	8,638,383	-	-	-	60,004	34,159,113
Reinsurers’ share	R1620	51,377	3,671	256,221	1,615,323	-	-	-	-	1,926,592
Net	R1700	420,711	9,377,032	15,351,714	7,023,060	-	-	-	60,004	32,232,521
Changes in other technical provisions
Gross	R1710	62,307	17,414,574	22,340,535	(206,498)	-	-	-	117,842	39,728,760
Reinsurers’ share	R1720	(3,751)	36,794	(16,091)	404,890	-	-	-	-	421,842
Net	R1800	66,058	17,377,780	22,356,626	(611,388)	-	-	-	117,842	39,306,918
Expenses incurred	R1900	194,323	2,589,549	1,245,678	2,262,131	-	-	-	133	6,291,814
Other expenses	R2500									228,423
Total expenses	R2600									6,520,237

Solvency and Financial Condition Report 2017   Prudential plc    88

Quantitative Reporting Templates (QRTs)

S.05.02.01 Premiums, claims and expenses by country

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) -life obligations				Total
		C0150	C0160	C0170	C0180	C0190	C0210
	R1400		US	HK	SG	ID
		C0220	C0230	C0240	C0250	C0260	C0280
Premiums written
Gross	R1410	14,460,905	15,606,025	7,576,437	3,007,509	1,660,831	42,311,707
Reinsurers’ share	R1420	1,261,272	351,788	368,371	179,461	53,883	2,214,775
Net	R1500	13,199,633	15,254,237	7,208,066	2,828,048	1,606,948	40,096,932
Premiums earned
Gross	R1510	14,460,905	15,606,025	7,576,437	3,007,509	1,660,831	42,311,707
Reinsurers’ share	R1520	1,261,272	351,788	368,371	179,461	53,883	2,214,775
Net	R1600	13,199,633	15,254,237	7,208,066	2,828,048	1,606,948	40,096,932
Claims incurred
Gross	R1610	13,732,328	14,951,087	981,333	1,827,599	805,928	32,298,275
Reinsurers’ share	R1620	1,224,119	526,195	71,173	47,855	35,888	1,905,230
Net	R1700	12,508,209	14,424,892	910,160	1,779,744	770,040	30,393,045
Changes in other technical provisions
Gross	R1710	9,697,329	17,064,473	7,493,362	2,446,966	693,432	37,395,562
Reinsurers’ share	R1720	4,673	(157,589)	462,627	115,218	2	424,931
Net	R1800	9,692,656	17,222,062	7,030,735	2,331,748	693,430	36,970,631
Expenses incurred	R1900	1,371,376	1,289,434	1,836,541	500,954	398,801	5,397,106
Other expenses	R2500						209,038
Total expenses	R2600						5,606,144

Solvency and Financial Condition Report 2017   Prudential plc    89

Quantitative Reporting Templates (QRTs)

S.05.02.01 Premiums, claims and expenses by country (continued)

(Unaudited)

		Home Country	Top 5 countries (by amount of gross premiums written) non-life obligations	Total Top 5 and home country
		C0010	C0020	C0070
	C0010		HK
		C0080	C0090	C00140
Premiums written
Gross - Direct Business	R0110	-	89,231	89,231
Gross - Proportional reinsurance accepted	R0120	-	9	9
Gross - Non-proportional reinsurance accepted	R0130	-	-	-
Reinsurers’ share	R0140	-	10,015	10,015
Net	R0200	-	79,225	79,225
Premiums earned
Gross - Direct Business	R0210	-	86,335	86,335
Gross - Proportional reinsurance accepted	R0220	-	8	8
Gross - Non-proportional reinsurance accepted	R0230	-	-	-
Reinsurers’ share	R0240	-	10,663	10,663
Net	R0300	-	75,680	75,680
Claims incurred
Gross - Direct Business	R0310	-	42,604	42,604
Gross - Proportional reinsurance accepted	R0320	-	-	-
Gross - Non-proportional reinsurance accepted	R0330	-	-	-
Reinsurers’ share	R0340	-	4,735	4,735
Net	R0400	-	37,869	37,869
Changes in other technical provisions
Gross - Direct Business	R0410	-	(55)	(55)
Gross - Proportional reinsurance accepted	R0420	-	-	-
Gross - Non- proportional reinsurance accepted	R0430	-	-	-
Reinsurers’ share	R0440	-	-	-
Net	R0500	-	(55)	(55)
Expenses incurred	R0550	-	33,096	33,096
Other expenses	R1200			15
Total expenses	R1300			33,111

Solvency and Financial Condition Report 2017   Prudential plc    90

Quantitative Reporting Templates (QRTs)

S.22.01.22 Impact of long-term guarantees and transitional measures

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Amount with LTG measures and transitionals	Impact of transitional on technical provisions	Impact of transitional on interest rate	Impact of volatility adjustment set to zero	Impact of matching adjustment set to zero
		C0010	C0030	C0050	C0070	C0090
Technical provisions	R0010	226,382,650	3,959,365	-	152,643	4,557,823
Basic own funds	R0020	29,516,379	(1,936,024)	-	79,390	(2,639,208)
Eligible own funds to meet SCR	R0050	32,978,102	(1,936,024)	-	79,390	(2,639,208)
SCR	R0090	19,659,315	385,172	-	315,759	5,111,425

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Quantitative Reporting Templates (QRTs)

S.23.01.22 Own funds

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
		C0010	C0020	C0030	C0040	C0050
Basic own funds before deduction for participations in other financial sector
Ordinary share capital (gross of own shares)	R0010	129,359	129,359		-
Non-available called but not paid in ordinary share capital at group level	R0020	-	-		-
Share premium account related to ordinary share capital	R0030	1,948,294	1,948,294		-
Initial funds, members’ contributions or the equivalent basic own - fund item for mutual and mutual-type undertakings	R0040	-	-		-
Subordinated mutual member accounts	R0050	-		-	-	-
Non-available subordinated mutual member accounts at group level	R0060	-		-	-	-
Surplus funds	R0070	12,856,451	12,856,451
Non-available surplus funds at group level	R0080	-	-
Preference shares	R0090	-		-	-	-
Non-available preference shares at group level	R0100	-		-	-	-
Share premium account related to preference shares	R0110	-		-	-	-
Non-available share premium account related to preference shares at group level	R0120	-		-	-	-
Reconciliation reserve	R0130	12,852,963	12,852,963
Subordinated liabilities	R0140	5,783,069		816,333	4,966,736	-
Non-available subordinated liabilities at group level	R0150	-		-	-	-
An amount equal to the value of net deferred tax assets	R0160	31,986				31,986
The amount equal to the value of net deferred tax assets not available at the group level	R0170	-				-
Other items approved by supervisory authority as basic own funds not specified above	R0180	-	-	-	-	-
Non available own funds related to other own funds items approved by supervisory authority	R0190	631,964	631,964	-	-	-
Minority interests (if not reported as part of a specific own fund item)	R0200	7,944	7,944	-	-	-
Non-available minority interests at group level	R0210	-	-	-	-	-
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds
Own funds from the financial statements that should not be represented by the reconciliation reserve and do not meet the criteria to be classified as Solvency II own funds	R0220	-	-
Deductions
Deductions for participations in other financial undertakings, including non-regulated undertakings carrying out financial activities	R0230	1,199,741	1,199,741	-	-
whereof deducted according to art 228 of the Directive 2009/138/EC	R0240	-	-	-	-	-
Deductions for participations where there is non-availability of information (Article 229)	R0250	-	-	-	-	-
Deduction for participations included by using D&A when a combination of methods is used	R0260	2,261,982	2,261,982	-	-	-
Total of non-available own fund items	R0270	631,964	631,964	-	-	-
Total deductions	R0280	4,093,687	4,093,687	-	-	-
Total basic own funds after deductions	R0290	29,516,379	23,701,324	816,333	4,966,736	31,986

Solvency and Financial Condition Report 2017   Prudential plc    92

Quantitative Reporting Templates (QRTs)

S.23.01.22 Own funds (continued)

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - unrestricted	Tier 1 - restricted	Tier 2	Tier 3
		C0010	C0020	C0030	C0040	C0050
Ancillary own funds
Unpaid and uncalled ordinary share capital callable on demand	R0300	-			-
Unpaid and uncalled initial funds, members’ contributions or the equivalent basic own fund item for mutual and mutual - type undertakings, callable on demand	R0310	-			-
Unpaid and uncalled preference shares callable on demand	R0320	-			-	-
Letters of credit and guarantees under Article 96(2) of the Directive 2009/138/EC	R0350	-			-
Letters of credit and guarantees other than under Article 96(2) of the Directive 2009/138/EC	R0340	-			-
Supplementary members calls under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0360	-			-
Supplementary members calls - other than under first subparagraph of Article 96(3) of the Directive 2009/138/EC	R0370	-			-	-
Non available ancillary own funds at group level	R0380	-			-	-
Other ancillary own funds	R0390	-			-	-
Total ancillary own funds	R0400	-			-	-
Own funds of other financial sectors
Credit Institutions, investment firms, financial institutions, alternative investment fund manager, financial institutions	R0410	1,151,873	1,151,873	-	-
Institutions for occupational retirement provision	R0420	-	-	-	-	-
Non regulated entities carrying out financial activities	R0430	47,868	47,868	-	-
Total own funds of other financial sectors	R0440	1,199,741	1,199,741	-	-
Own funds when using the D&A, exclusively or in combination of method 1
Own funds aggregated when using the D&A and combination of method	R0450	2,204,701	2,204,701	-	-	-
Own funds aggregated when using the D&A and a combination of method net of IGT	R0460	2,261,982	2,261,982	-	-	-
Total available own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	R0520	29,516,378	23,701,323	816,333	4,966,736	31,986
Total available own funds to meet the minimum consolidated group SCR	R0530	29,484,392	23,701,323	816,333	4,966,736
Total eligible own funds to meet the consolidated group SCR (excluding own funds from other financial sector and from the undertakings included via D&A )	R0560	29,516,378	23,701,323	816,333	4,966,736	31,986
Total eligible own funds to meet the minimum consolidated group SCR	R0570	26,295,851	23,701,323	816,333	1,778,195
Minimum consolidated Group SCR (Article 230)	R0610	8,890,973
Ratio of Eligible own funds to Minimum Consolidated Group SCR	R0650	2.9576
Total eligible own funds to meet the group SCR (including own funds from other financial sector and from the undertakings included via D&A )	R0660	32,978,102	27,163,047	816,333	4,966,736	31,986
Group SCR	R0680	19,659,315
Ratio of Eligible own funds to group SCR including other financial sectors and the undertakings included via D&A	R0690	1.6775

Solvency and Financial Condition Report 2017   Prudential plc    93

Quantitative Reporting Templates (QRTs)

S.23.01.22 Own funds (continued)

(To the extent these disclosures relate to the risk margin, transitional measures and/or the Solvency Capital Requirement, they are not subject to audit and have not been audited)

		Total	Tier 1 - restricted	Tier 2	Tier 3
		C0060
Reconciliation reserve
Excess of assets over liabilities	R0700	33,296,255
Own Shares - Group	R0710	204,055
Foreseeable dividends, distributions and charges	R0720	-
Other basic own funds items	R0730	14,974,033
Adjustment for restricted own fund items of MAPs and RFFs	R0740	5,265,204
Other non-available own funds	R0750	-
Reconciliation reserve before deduction for participations	R0760	12,852,963
Expected profits
Expected profits included in future premiums (EPIFP) - Life business	R0770	8,802,924
Expected profits included in future premiums (EPIFP) - Non-Life business	R0780	-
Total EPIFP	R0790	8,802,924

Solvency and Financial Condition Report 2017   Prudential plc    94

Quantitative Reporting Templates (QRTs)

S.25.02.22 Solvency Capital Requirement

(Unaudited)

Unique number of component	Component description	Calculation of the Solvency Capital Requirement	Amount modelled	USP	Simplifications
C0010	C0020	C0030	C0070	C0080	C0090
103	Interest rate risk	8,626,107	-	-	-
104	Equity risk	7,271,071	-	-	-
106	Property risk	1,404,206	-	-	-
107	Spread risk	10,765,791	-	-	-
108	Concentration risk	136,204	-	-	-
109	Currency risk	4,272,798	-	-	-
110	Other market risk	-	-	-	-
199	Diversification within market risk	(13,126,602)	-	-	-
203	Other counterparty risk	451,037	-	-	-
301	Mortality risk	889,739	-	-	-
302	Longevity risk	5,160,826	-	-	-
303	Disability-morbidity risk	1,143,418	-	-	-
304	Mass lapse	4,043,021	-	-	-
305	Other lapse risk	1,524,934	-	-	-
306	Expense risk	3,509,373	-	-	-
308	Life catastrophe risk	353,203	-	-	-
309	Other life underwriting risk	-	-	-	-
399	Diversification within life underwriting risk	(10,066,081)	-	-	-
505	Other non-life underwriting risk	20,576	-	-	-
701	Operational risk	2,034,995	-	-	-
801	Other risks	-	-	-	-
802	Loss-absorbing capacity of technical provisions	-	-	-	-
803	Loss-absorbing capacity of deferred tax	(2,669,651)	-	-	-
804	Other adjustments	-	-	-	-
	Total undiversified components	25,744,965

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Quantitative Reporting Templates (QRTs)

S.25.02.22 Solvency Capital Requirement (continued)

(Unaudited)

Calculation of Solvency Capital Requirement		C0100
Total undiversified components	R0110	25,744,965
Diversification	R0060	(7,839,579)
Capital requirement for business operated in accordance with Art. 4 of Directive 2003/41/EC	R0160	-
Solvency capital requirement excluding capital add-on	R0200	17,905,386
Capital add-ons already set	R0210	-
Solvency capital requirement for undertakings under consolidated method	R0220	18,486,912
Other information on SCR
Amount/estimate of the overall loss-absorbing capacity of technical provisions	R0300	(22,960,164)
Amount/estimate of the overall loss-absorbing capacity of deferred taxes	R0310	(2,669,651)
Capital requirement for duration-based equity risk sub-module	R0400	-
Total amount of Notional Solvency Capital Requirements for remaining part	R0410	7,327,737
Total amount of Notional Solvency Capital Requirements for ring fenced funds (other than those related to business operated in accordance with Art. 4 of Directive 2003/41/EC (transitional))	R0420	2,563,496
Total amount of Notional Solvency Capital Requirement for matching adjustment portfolios	R0430	8,014,153
Diversification effects due to RFF SCR aggregation for article 304	R0440	-
Minimum consolidated group solvency capital requirement	R0470	8,890,973
Information on other entities
Capital requirement for other financial sectors (Non-insurance capital requirements)	R0500	581,526
Capital requirement for other financial sectors (Non-insurance capital requirements) - Credit institutions, investment firms and financial institutions, alternative investment funds managers, UCITS management companies	R0510	494,288
Capital requirement for other financial sectors (Non-insurance capital requirements) - Institutions for occupational retirement provisions	R0520	-
Capital requirement for other financial sectors (Non-insurance capital requirements) - Capital requirement for non- regulated entities carrying out financial activities	R0530	87,238
Capital requirement for non-controlled participation requirements	R0540	-
Capital requirement for residual undertakings	R0550	-

Overall SCR
SCR for undertakings included via D and A	R0560	1,172,403
Solvency capital requirement	R0570	19,659,315

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Quantitative Reporting Templates (QRTs)

S.32.01.22 Undertakings in the scope of the group

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
PL	213800LX1ZMH6DNFQ324	LEI	Prudential Polska sp. z.o.o	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	zoo	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	2138009WTOEPLZY9DD74	LEI	Prudential General Insurance Hong Kong Limited	Non life insurance undertaking	Ltd	Non-mutual	Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
AU	2138004GW3J6VILQSE49	LEI	Prudential Properties Trusty Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300Y26HER4GS3N207	LEI	Infracapital Partners II LP	Other	LP	Non-mutual	-	31.56%	31.56%	31.56%	-	Dominant	31.56%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300YUFF2S09Z74W50	LEI	M&G UK Residential Property Fund	Other	LP	Non-mutual	-	58.42%	58.42%	58.42%	-	Dominant	58.42%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800CN3KTNSJP5BH32	LEI	MM and S (2375) Limited (In liquidation)	Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800E2SWPCDVDKVT10	LEI	Scottish Amicable Finance plc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800NMT7KIZI54UZ47	LEI	Pacus (UK) Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800IOOJ2UW73HST28	LEI	PVM Partnerships Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493007NCUF32CEV5206	LEI	Infracapital Partners LP	Other	LP	Non-mutual	-	33.04%	33.04%	33.04%	-	Dominant	33.04%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GG	549300CPGSOCNCMGCS44	LEI	M&G Real Estate Debt Fund LP	Other	LP	Non-mutual	-	29.20%	29.20%	29.20%	-	Dominant	29.20%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300DN2BTJ8BY6XW35	LEI	Prudential Greenfield LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300QCZ08083QNMD56	LEI	M&G UK Companies Financing Fund II LP	Other	LP	Non-mutual	-	48.32%	48.32%	48.32%	-	Dominant	48.32%	Included into scope of group supervision	-	Method 1: Adjusted equity method

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	549300VKEYCB6Q0MC874	LEI	Prudential/M&G UK Companies Financing Fund LP	Other	LP	Non-mutual	-	34.42%	34.42%	34.42%	-	Dominant	34.42%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MY	2138005WFVKWROJX1K97	LEI	Eastspring Al-Wara Investments Berhad	Credit institution, investment firm and financial institution	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
AE	213800JFZ3RETCEZNQ19	LEI	Eastspring Investments Limited (In Liquidation)	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Dubai Financial Services Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
VN	549300EGNS46ONJTBS89	LEI	Prudential Vietnam Finance Company Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	State Bank of Vietnam	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300I8LYOK91HBX439	LEI	Prudential Distribution Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	213800O3P9W83RUNN964	LEI	Eastspring Investments Incorporated	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001GSK4HF84IOB02	LEI	Prudential Lifetime Mortgages Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	635400Y2PVABVU9VWJ83	LEI	Prudential International Management Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20111	Specific Code	Prudential Europe Assurance Holdings Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138006YAP8436IV7P84	LEI	Prudential UK Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
VN	2138008GPVCOS6R9L238	LEI	Eastspring Investments Fund Management Limited Liability Company	Credit institution, investment firm and financial institution	LLC	Non-mutual	State Securities Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
TW	213800ANMAAZGPH2NN22	LEI	Eastspring Securities Investment Trust Co., Ltd.	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Supervisory Commission	99.54%	99.54%	99.54%	-	Dominant	99.54%	Included into scope of group supervision	-	Method 1: Sectoral rules
PH	2138003TJV5HGIYNAP93	LEI	Pru Life Insurance Corporation of UK	Life insurance undertaking	Corp	Non-mutual	Insurance Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TH	5493005QDQORR48GKC51	LEI	Prudential Life Assurance (Thailand)	Life insurance undertaking	Pcl	Non-mutual	Office of Insurance	99.93%	100.00% including	99.93%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    98

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			Public Company Limited				Commission		0.07% of external interest
KR	2138007VKMOF2E1IV146	LEI	Eastspring Asset Management Korea Company Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Supervisory Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
MY	2138003OVFZVDIQ7CL95	LEI	Prudential Services Asia Sendirian Berhad	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300CWGK2ZW5YDGJ27	LEI	Prudential Pensions Limited	Life insurance undertaking	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	222100N879GX063S5I68	LEI	M&G UK Property Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	213800SMGSOS6FAF5H51	LEI	Prudential Singapore Holdings Private Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ID	213800DEGR1LRZNWUP58	LEI	PT. Eastspring Investments Indonesia	Credit institution, investment firm and financial institution	PT	Non-mutual	Indonesia Financial Services Authority	99.95%	99.95%	99.95%	-	Dominant	99.95%	Included into scope of group supervision	-	Method 1: Sectoral rules
MY	213800YRIH5O6CR9KI82	LEI	Sri Han Suria Sendirian Berhad	Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Sdn Bhd	Non-mutual	-	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GH	213800HY58FJUASUYR33	LEI	Prudential Life Insurance Ghana Limited	Life insurance undertaking	Ltd	Non-mutual	National Insurance Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KE	213800K3ZD22TY21ZY43	LEI	Prudential Life Assurance Kenya Limited	Life insurance undertaking	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
UG	213800AN1R3Q1OPTQY15	LEI	Prudential Assurance Uganda Limited	Life insurance undertaking	Ltd	Non-mutual	Insurance Regulatory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KE	213800FYZCMA9TT7P289	LEI	Prudential Africa Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IN	5493006RTXZTNY4TOY32	LEI	Prudential Global Services Private Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138009YMR1CEO641146	LEI	Prudential Holborn Life Limited	Mixed financial holding company as defined in Article 212 (1)(h) of Directive	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    99

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
				2009/138/EC
GB	213800CIQKFH6G68V891	LEI	Prudential Financial Planning Limited	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300E6K3IFR1YO2242	LEI	PGDS (UK One) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800MNIDMHPJUKFT02	LEI	Jackson Holdings, LLC	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800WXW2KG1N4CO374	LEI	Brooke (Holdco 1) Inc	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800DMFHM9TUERL898	LEI	Prudential Real Estate Investments 3 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	21380036PITSKICBM891	LEI	Prudential Real Estate Investments 2 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138008TOJ3P2FHS5Y69	LEI	Prudential Equity Release Mortgages Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138008ZHAM1AWMXDI41	LEI	Prudential Real Estate Investments 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	213800JQX7714AQHVS14	LEI	Eastspring Investments Services Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JP	213800FOGSPR9NHW6M85	LEI	Eastspring Investments Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Services Agency Japan	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	549300T0KLGA41EVVR68	LEI	Eastspring Investments (Singapore) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	2138002PKE3Q3878TW57	LEI	Eastspring Investments (Hong Kong) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Securities and Futures Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2017   Prudential plc    100

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
							of Hong Kong
LU	213800Z86L7S11SJUK24	LEI	Eastspring Investments (Luxembourg) Société Anonyme	Credit institution, investment firm and financial institution	SA	Non-mutual	Commission de Surveillance du Secteur Financier	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12	LEI	Prudential plc	Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	PLC	Non-mutual	-	-	-	-	-	-	-	Included into scope of group supervision	-	Method 1: Full consolidation
TH	549300G0G7D1QUTLIE22	LEI	Staple Limited	Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	48.99%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TH	213800JC2Y2666U6RT62	LEI	North Sathorn Holdings Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	90.57%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800SNYIC4F5IRRR14	LEI	Prudential Corporation Asia Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LA	213800434TZO81G53R63	LEI	Prudential Life Assurance (Lao) Company Limited	Life insurance undertaking	Ltd	Non-mutual	Ministry of Finance	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493003ZPF75Q80XPB78	LEI	Prudential Africa Holdings Limited	Insurance holding company as defined in Article 212(1) (f) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KH	21380072WOWXRC8SLO49	LEI	Prudential (Cambodia) Life Assurance Public Limited Company	Life insurance undertaking	Plc	Non-mutual	Ministry of Economy and Finance	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	213800SE4NLFZRVYKJ48	LEI	PCA Reinsurance Company Limited	Reinsurance Undertaking	Ltd	Non-mutual	Labuan Financial Services Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TH	213800EUVBT5SSJ8II83	LEI	Thanachart Life Assurance Public Company Limited (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pcl	Non-mutual	-	99.93%	100.00% including 0.07% of external interest	99.93%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	2138004IT8M23LX9Z635	LEI	Prudential Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	213800UMDZKNF2CDOO12	LEI	Furnival Insurance Company PCC Limited	Non life insurance undertaking	Ltd	Non-mutual	Guernsey Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    101

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
							Commission
GB	213800IIA1AW1VRTPK64	LEI	Prudential Portfolio Management Group Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300JVAI8CZD4HD451	LEI	Prudential Holdings Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493002C5QLMYRKL5W76	LEI	The Greenpark (Reading) LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	213800AOG2WI3K6YED94	LEI	Prudential Services Singapore Pte. Ltd.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	213800P3PYSSXWMJO629	LEI	Prudence Foundation	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20113	Specific Code	Scottish Amicable Life Assurance Society	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20115	Specific Code	Prudential Corporate Pensions Trustee Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493002E3OJN8FC3QR83	LEI	The St Edward Homes Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	49.95%	49.95%	49.95%	-	Significant	49.95%	Included into scope of group supervision	-	Method 1: Proportional consolidation
JE	5493001Z3ZE83NGK8Y12JE20074	Specific Code	The Strand Property Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20078	Specific Code	Property Partners (Two Rivers) limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20079	Specific Code	Two Rivers Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	549300KNNBBCZ5TI4093	LEI	Foudry Properties Limited	Ancillary services undertaking as defined in	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
				Article 1 (53) of Delegated Regulation (EU) 2015/35												consolidation
GB	549300610NIQNPYNUW41	LEI	Centaurus Retail LLP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	549300H8DZ7KN3YLSM53	LEI	St Edwards Strand Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
JE	5493009POE314RMQZ898	LEI	The Two Rivers Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20070	Specific Code	St Edward Homes Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
HK	5493001Z3ZE83NGK8Y12HK20125	Specific Code	Prenetics Limited	Other	Ltd	Non-mutual	-	15.00%	15.00%	15.00%	-	Significant	15.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
KY	5493001Z3ZE83NGK8Y12KY60014	Specific Code	Eastspring Infrastructure Debt Fund L.P.	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	222100Z2QC2TIK1L4G32	LEI	Prudential Investment (Luxembourg) 2 S.à r.l.	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IE	549300MDZITMDVGY4U55	LEI	Prudential Dublin Investments Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IT	5493001Z3ZE83NGK8Y12IT20124	Specific Code	MCF S.r.l	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Srl	Non-mutual	-	45.00%	100.00% including 55.00% of external interest	45.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20123	Specific Code	Infracapital Greenfield Partners I LP	Other	LP	Non-mutual	-	26.52%	26.52%	26.52%	-	Dominant	26.52%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50126	Specific Code	Infracapital (TLSB) SLP LP	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
KY	5493001Z3ZE83NGK8Y12KY20131	Specific Code	ANRP II (AIV VI FC), L.P.	Other	LP	Non-mutual	-	36.58%	36.58%	36.58%	-	Significant	36.58%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	213800NUKKCN5CS	LEI	Prudential Property	Ancillary services	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1: Full

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	PTN32		Investments Limited	undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										of group supervision		consolidation
JE	5493001Z3ZE83NGK8Y12JE20081	Specific Code	Carraway Guildford (Nominee A) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20082	Specific Code	Carraway Guildford (Nominee B) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20083	Specific Code	Empire Holding S.a.r.l. (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20085	Specific Code	LIPP S.à r.l. (In Liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20086	Specific Code	Cribbs Mall Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20087	Specific Code	Manchester Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20088	Specific Code	Sealand (No 1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001Z3ZE83NGK8Y12JE20089	Specific Code	Sealand (No 2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20090	Specific Code	The Hub (Witton) Management Company Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	529900ABWG3G3W1BIX36	LEI	Two Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20091	Specific Code	Wessex Gate Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB20107	Specific Code	Cardinal Distribution Park Management Limited	Other	Ltd	Non-mutual	-	66.00%	66.00%	66.00%	-	Dominant	66.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20108	Specific Code	Sectordate Ltd	Other	Ltd	Non-mutual	-	32.60%	32.60%	32.60%	-	Dominant	32.60%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20122	Specific Code	Minster Court Estate Management Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	75.00%	100.00% including 25.00% of external interest	75.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20103	Specific Code	Optimus Point Management Company Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	14.52%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50172	Specific Code	M&G Real Estate UKEV (GP) LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50174	Specific Code	M&G UKEV (SLP) LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50175	Specific Code	M&G UKEV (SLP) General Partner LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138006UA6CYBYSPN279	LEI	Carraway Guildford General Partner Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB50176	Specific Code	Selly Oak Shopping Park (General Partner) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300ZB0ISLCZDBQ738	LEI	Carraway Guilldford Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	549300E91FI43HXEDI41	LEI	Carraway Guildford Investments Unit Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800RP7OFE3C58A526	LEI	Central Square Leeds Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800T9DQOU8D4MKO88	LEI	Prudential Development Management	Ancillary services undertaking as defined in Article 1 (53) of Delegated	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			Limited (In liquidation)	Regulation (EU) 2015/35
GB	213800OCGUPJ7PBNHX53	LEI	Edger Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12LU20080	Specific Code	Three Snowhill Birmingham Sarl	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	549300BEJIZZ54MFFQ02	LEI	Smithfield Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20096	Specific Code	BWAT Retail Nominee (1) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20097	Specific Code	BWAT Retail Nominee (2) Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20098	Specific Code	Cribbs Causeway JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20099	Specific Code	Cribbs Causeway Merchants Association Ltd	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	0.00%	0.00%	-	Significant	0.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20100	Specific Code	Euro Salas Properties Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20101	Specific Code	Manchester JV Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20102	Specific Code	Oaktree Business Park Limited	Other	Ltd	Non-mutual	-	12.50%	12.50%	100.00%	-	Dominant	12.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20104	Specific Code	The Heights Management Company Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	5493001Z3ZE83NGK8Y12GB20105	Specific Code	Warren Farm Office Village Limited (In	Ancillary services undertaking as defined in	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			liquidation)	Article 1 (53) of Delegated Regulation (EU) 2015/35
US	5493001Z3ZE83NGK8Y12US20106	Specific Code	SM, LLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493004W2SDDXCJ3HY61	LEI	Canada Property Jersey Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
JE	5493001TG91UNWSQD643	LEI	Canada Property Jersey No. 2 Trust	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Trust	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	549300YWLHYEHTWMO231	LEI	NAPI REIT, Inc	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Inc	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20048	Specific Code	Westwacker Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20091	Specific Code	Fashion Square ECO LP (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20092	Specific Code	Old Kingsway, LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	5493001Z3ZE83NGK8Y12US20093	Specific Code	Randolph Street LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20116	Specific Code	Prudential UK Real Estate Limited Partnership	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20117	Specific Code	Prudential UK Real Estate General Partner Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20119	Specific Code	Prudential UK Real Estate Nominee 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK	Specific	Prudential UK Real	Ancillary services	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1: Full

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	8Y12GB20120	Code	Estate Nominee 2 Limited	undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										of group supervision		consolidation
GB	213800M6IQ53UGCHF876	LEI	Prutec Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20110	Specific Code	PPMC First Nominees Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20132	Specific Code	Silverfleet Capital II WPLF LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GG	5493001Z3ZE83NGK8Y12GG20059	Specific Code	SilverFleet Capital 2004 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20060	Specific Code	SilverFleet Capital 2005 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20061	Specific Code	SilverFleet Capital 2006 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20063	Specific Code	SilverFleet Capital 2008 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20064	Specific Code	SilverFleet Capital 2009 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GG	5493001Z3ZE83NGK8Y12GG20066	Specific Code	Silverfleet Capital 2011/12 LP	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Significantt	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
LU	5493001Z3ZE83NGK8Y12GB20067	Specific Code	Prudential Credit Opportunities SCSp	Other	SCSp	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12GB20068	Specific Code	Prudential Credit Opportunities 1 S.A.R.L.	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	222100DYHNYVU5OHZ592	LEI	Prudential Loan Investments 1	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			S.A.R.L.													method
LU	222100I72T0C6YY58X29	LEI	Prudential Loan Investments SCSp	Other	SCSp	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002R54AC2ZZEPQ44	LEI	Eastspring Investments SICAV-FIS - Alternative Investments Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002GNRNNR0HXED62	LEI	Eastspring Investments Hong Kong Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.86%	99.86%	99.86%	-	Dominant	99.86%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493006UQ4LVGF5WHY47	LEI	Eastspring Investments India Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	81.09%	81.09%	81.09%	-	Dominant	81.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300JBL8MK4Y166856	LEI	Eastspring Investments Japan Fdamental Value Fund	Other	Part I UCITS SICAV	Non-mutual	-	98.45%	98.45%	98.45%	-	Dominant	98.45%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004H1ZOFMXRZFK54	LEI	Eastspring Investments North America Value Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.97%	99.97%	99.97%	-	Dominant	99.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300RUXOVU6ZHV3069	LEI	Eastspring Investments US Corporate Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	86.49%	86.49%	86.49%	-	Dominant	86.49%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300IJ1YXDYXRWEU64	LEI	Eastspring Investments World Value Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	88.41%	88.41%	88.41%	-	Dominant	88.41%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300ZZ1MDD5J2CK857	LEI	Eastspring Investments SICAV-FIS Universal USD Bond II Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300WW1U1XUN1NV627	LEI	US Strategic Income Bond Fund D USD Acc	Other	OEIC	Non-mutual	-	96.36%	96.36%	96.36%	-	Dominant	96.36%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FKRUX41Y75I805	LEI	Eastspring Investments - US Total Return Bond Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300S8WBCSN4SP7267	LEI	Eastspring Investments - Global Low Volatility Equity Fund	Other	OEIC	Non-mutual	-	99.57%	99.57%	99.57%	-	Dominant	99.57%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300R7LZET54OWOS33	LEI	Eastspring Investments SICAV-FIS - Asia Pacific Loan Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	549300ZEZNFF0OPSSD27	LEI	Eastspring Investments Asian Low Volatility Equity Fund	Other	UT	Non-mutual	-	92.37%	92.37%	92.37%	-	Dominant	92.37%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60011	Specific Code	Eastspring Investments Global Multi Asset Income Plus Growth Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300HP3C5DFZ03MY20	LEI	Eastspring Investments - Japan Equity Fund	Other	SICAV-FIS	Non-mutual	-	85.13%	85.13%	85.13%	-	Dominant	85.13%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300SX9M2AHKAI8K27	LEI	Eastspring Investments Asia Pacific Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.93%	99.93%	99.93%	-	Dominant	99.93%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300704F8SDPRKX861	LEI	BOCHK Aggressive Growth Fund	Other	UT	Non-mutual	-	60.22%	60.22%	60.22%	-	Dominant	60.22%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300IDQ7KF9L6LMX54	LEI	BOCHK Balanced Growth Fund	Other	UT	Non-mutual	-	48.19%	48.19%	48.19%	-	Dominant	48.19%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300JWKGF13R84HB50	LEI	BOCHK China Equity Fund	Other	UT	Non-mutual	-	66.25%	66.25%	66.25%	-	Dominant	66.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	549300FFHWK5WR3WXJ42	LEI	BOCHK Conservative Growth Fund	Other	UT	Non-mutual	-	56.35%	56.35%	56.35%	-	Dominant	56.35%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002PQBJT4JSX0E93	LEI	Eastspring Investments Emerging EMEA Dynamic Fund	Other	Part I UCITS SICAV	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004VR6KCOG1VJ473	LEI	Eastspring Investments Greater China Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	92.37%	92.37%	92.37%	-	Dominant	92.37%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493000SLUS5IG5VX635	LEI	Eastspring Investments Asian Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	82.70%	82.70%	82.70%	-	Dominant	82.70%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300B2VQ7RTD5MNL44	LEI	Eastspring Investments US Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	28.34%	28.34%	28.34%	-	Significant	28.34%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001NYMT73ZLX1W09	LEI	Eastspring Investments US High Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	92.09%	92.09%	92.09%	-	Dominant	92.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300MXF8CP0R8F4G94	LEI	Eastspring Investments - Pan European Fund	Other	UT	Non-mutual	-	56.25%	56.25%	56.25%	-	Dominant	56.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300LSXB13BK0	LEI	Eastspring	Other	OEIC	Non-mutual	-	32.58%	32.58%	32.58%	-	Dominant	32.58%	Included into scope	-	Method 1:

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	WLT04		Investments - US High Yield Bond Fund											of group supervision		Adjusted equity method
LU	5493006ONU0BHQ4Z7L66	LEI	Eastspring Investments Asian Dynamic Fund	Other	Part I UCITS SICAV	Non-mutual	-	90.17%	90.17%	90.17%	-	Dominant	90.17%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300AR3SX76MX4HU17	LEI	Eastspring Investments US Investment Grade Bond Fund	Other	SICAV-FIS	Non-mutual	-	27.01%	27.01%	27.01%	-	Significant	27.01%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002R4WHLKEAK6H72	LEI	Eastspring Investments Latin American Equity Fund	Other	SICAV-FIS	Non-mutual	-	89.29%	89.29%	89.29%	-	Dominant	89.29%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300KSE68VKD0YOV85	LEI	Eastspring Investments - Global Technology Fund	Other	SICAV-FIS	Non-mutual	-	84.46%	84.46%	84.46%	-	Dominant	84.46%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300RJ13P3OH6CDE46	LEI	Eastspring Investments Asian Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	65.25%	65.25%	65.25%	-	Dominant	65.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300XJC0LJG7Y4O255	LEI	Eastspring Investments Asian Equity Income Fund	Other	Part I UCITS SICAV	Non-mutual	-	83.03%	83.03%	83.03%	-	Dominant	83.03%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300N03E23HGSY7R08	LEI	Eastspring Investments Asian High Yield Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	47.52%	47.52%	47.52%	-	Dominant	47.52%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300LH2027WJXSWH94	LEI	Eastspring Investments Asian Infrastructure Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	36.37%	36.37%	36.37%	-	Dominant	36.37%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300KZPWD1CH0KGW73	LEI	Eastspring Investments European Inv Grade Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.36%	99.36%	99.36%	-	Dominant	99.36%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493004I78275XWDWP82	LEI	Eastspring Investments Global Emerging Markets Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	94.59%	94.59%	94.59%	-	Dominant	94.59%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300JNIYENDHVGLU14	LEI	Eastspring Investments Asian Property Securities Fund	Other	Part I UCITS SICAV	Non-mutual	-	95.47%	95.47%	95.47%	-	Dominant	95.47%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493002K2H3NZHMX4C27	LEI	Eastspring Investments Global Equity Navigator Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.99%	99.99%	99.99%	-	Dominant	99.99%	Included into scope of group supervision	-	Method 1: Adjusted equity method

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
LU	549300LZK0L4I21B4X71	LEI	Eastspring Investments Global Market Navigator Fund	Other	Part I UCITS SICAV	Non-mutual	-	97.63%	97.63%	97.63%	-	Dominant	97.63%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493002Q3PZRSNUSSX83	LEI	Reksa Dana Eastspring Investments Cash Reserve Fund	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300MK67VBLZXCXX98	LEI	Reksa Dana Eastspring IDR Fixed Income Fund (NDEIFF)	Other	OEIC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300QOYJC3FFL10D65	LEI	Reksa Dana Eastspring Investments IDR High Grade	Other	OEIC	Non-mutual	-	44.09%	44.09%	44.09%	-	Dominant	44.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	54930075YVRC18ST4Q80	LEI	Reksa Dana Eastspring Investments Value Discovery	Other	OEIC	Non-mutual	-	89.60%	89.60%	89.60%	-	Dominant	89.60%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493003LG1LGQYDUB467	LEI	Reksa Dana Eastspring Investments Yield Discovery	Other	OEIC	Non-mutual	-	79.21%	79.21%	79.21%	-	Dominant	79.21%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	549300YZUP3PTRF84T40	LEI	Reksa Dana Syariah Eastspring Syariah Equity Islamic Asia Pacific USD	Other	OEIC	Non-mutual	-	99.90%	99.90%	99.90%	-	Dominant	99.90%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ID	5493008CFIPSG8TGX994	LEI	Reksa Dana Syariah Eastspring Syariah Fixed Income Amanah	Other	OEIC	Non-mutual	-	96.82%	96.82%	96.82%	-	Dominant	96.82%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	54930083ZTHUTA61GI93	LEI	Eastspring Investments China Equity Fund	Other	Part I UCITS SICAV	Non-mutual	-	50.03%	50.03%	50.03%	-	Dominant	50.03%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300BYOM5YVXEKD070	LEI	Rhodium Investment Fund	Other	UT	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300OKXQ5J5QDRNW89	LEI	Eastspring Investments Dragon Peacock Fund	Other	OEIC	Non-mutual	-	97.21%	97.21%	97.21%	-	Dominant	97.21%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IN	2138006W2MGOSH69C607	LEI	ICICI Prudential Life Insurance Company Limited	Life insurance undertaking	Ltd	Non-mutual	Insurance Regulatory and Development Authority	25.83%	25.83%	25.83%	-	Significant	25.83%	Included into scope of group supervision	-	Method 1: Proportional consolidation
IN	213800C9H7BK49IV	LEI	ICICI Prudential	Credit institution, investment	Ltd	Non-mutual	Securities	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope	-	Method 1:

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	6Z79		Asset Management Company Limited	firm and financial institution			and Exchange Board of India							of group supervision		Sectoral rules
IN	213800XGFQTBIPDA1I96	LEI	ICICI Prudential Trust Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Securities and Exchange Board of India	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IN	5493001Z3ZE83NGK8Y12IN10005	Specific Code	ICICI Prudential Pension Funds Management Company Ltd	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Pension Fund Regulatory and Development Authority	25.83%	25.83%	25.83%	-	Significant	25.83%	Included into scope of group supervision	-	Method 1: Sectoral rules
MY	213800NQW32GY36YB368	LEI	Nova Sepadu Sdn. Bhd. (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Sdn Bhd	Non-mutual	-	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	5493005Z3QEFJ2547Q77	LEI	Eastspring Investments Berhad	Credit institution, investment firm and financial institution	Sdn Bhd	Non-mutual	Securities Commission Malaysia	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	54930094M73Q3L7GX843	LEI	European Specialist Investment Funds - M&G Total Return Credit Investment Fund	Other	SICAV-FIS	Non-mutual	-	30.75%	30.75%	30.75%	-	Significant	30.75%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300SN789T08D72K34	LEI	Eastspring Investments SICAV-FIS Universal USD Bond Fund	Other	Part I UCITS SICAV	Non-mutual	-	99.95%	99.95%	99.95%	-	Dominant	99.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	5493000GVDVP49DTZD40	LEI	Eastspring Investments UT Singapore Select Bond Fund	Other	UT	Non-mutual	-	90.97%	90.97%	90.97%	-	Dominant	90.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
SG	549300NIKV0BM8YPRE69	LEI	Eastspring Investments UT Singapore ASEAN Equity Fund	Other	UT	Non-mutual	-	99.72%	99.72%	99.72%	-	Dominant	99.72%	Included into scope of group supervision	-	Method 1: Adjusted equity method
ZM	5493001Z3ZE83NGK8Y12ZM70001	Specific Code	Prudential Life Assurance Zambia Limited	Life insurance undertaking	Ltd	Non-mutual	Pensions and Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ZM	5493001Z3ZE83NGK8Y12ZM70002	Specific Code	Prudential Pensions Management Zambia Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Pensions and Insurance Authority	49.00%	100.00%	100.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
NG	5493001Z3ZE83NGK8Y12NG70003	Specific Code	Zenith-Prudential Life Insurance Company Limited	Life insurance undertaking	Ltd	Non-mutual	National Insurance Commission	51.00%	100.00% including 49.00% of external interest	51.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	21380029W1QO8XLI7X06	LEI	Prudential Financial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20009	Specific Code	Prudential Group Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20010	Specific Code	ScotAm Pension Trustees Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	0.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB20126	Specific Code	Prudential Mortgages Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20127	Specific Code	Prudential Protect Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20128	Specific Code	Scottish Amicable Holdings Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB20129	Specific Code	Scottish Amicable Pensions Investments Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
US	213800P6QD6N6CDMVA58	LEI	PPM Holdings, Inc	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30033	Specific Code	PPM America Private Equity Fund III LP	Other	LP	Non-mutual	-	99.81%	99.81%	99.81%	-	Dominant	99.81%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30034	Specific Code	PPM America Private Equity Fund IV LP	Other	LP	Non-mutual	-	99.84%	99.84%	99.84%	-	Dominant	99.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30035	Specific Code	PPM America Private Equity Fund LP	Other	LP	Non-mutual	-	99.60%	99.60%	99.60%	-	Dominant	99.60%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30036	Specific Code	PPM America Private Equity Fund V LP	Other	LP	Non-mutual	-	99.84%	99.84%	99.84%	-	Dominant	99.84%	Included into scope of group supervision	-	Method 1: Adjusted equity method

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	5493001Z3ZE83NGK8Y12US30060	Specific Code	PPM America Private Equity Fund VI LP	Other	LP	Non-mutual	-	99.85%	99.85%	99.85%	-	Dominant	99.85%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30061	Specific Code	PPM America Capital Partners VI, LLC	Other	LLC	Non-mutual	-	32.00%	32.00%	32.00%	-	Dominant	32.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30074	Specific Code	PPM Loan Management Holding Company LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30075	Specific Code	PPM Loan Management Company LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
KY	5493001Z3ZE83NGK8Y12KY30076	Specific Code	PPM CLO 2018-1 Ltd	Other	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	JJRYDUHUMCZ72M58YS96	LEI	PPM America, Inc.	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	213800SZ2AADN4ZJM578	LEI	PPM Finance, Inc	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30027	Specific Code	PPM America Capital Partners II, LLC	Other	LLC	Non-mutual	-	63.45%	63.45%	63.45%	-	Dominant	63.45%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30028	Specific Code	PPM America Capital Partners III, LLC	Other	LLC	Non-mutual	-	60.50%	60.50%	60.50%	-	Dominant	60.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30029	Specific Code	PPM America Capital Partners IV, LLC	Other	LLC	Non-mutual	-	34.50%	34.50%	34.50%	-	Dominant	34.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30030	Specific Code	PPM America Capital Partners V, LLC	Other	LLC	Non-mutual	-	34.00%	34.00%	34.00%	-	Dominant	34.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30031	Specific Code	PPM America Capital Partners, LLC	Other	LLC	Non-mutual	-	52.50%	52.50%	52.50%	-	Dominant	52.50%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30032	Specific Code	PPM America Private Equity Fund II LP	Other	LP	Non-mutual	-	99.81%	99.81%	99.81%	-	Dominant	99.81%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	21380066YIU1OLQCA951	LEI	National Planning Holdings, Inc.	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	213800JLPBPJ1WFKDE56	LEI	IFC Holdings, Inc.	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	213800UA6RQTDKMOEJ15	LEI	Investment Centers of America, Inc	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	M6S19PJNMWKVLGSA5P44	LEI	National Planning Corporation	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	213800Q9IQSEHNMUWW86	LEI	SII Investments, Inc.	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30008	Specific Code	INVEST Financial Corporation Insurance Agency, Inc. of Delaware	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	5493001Z3ZE83NGK8Y12US30009	Specific Code	INVEST Financial Corporation Insurance Agency, Inc. of Illinois	Credit institution, investment firm and financial institution	Inc	Non-mutual	Securities and Exchange Commission	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
US	213800KKAJ3DOSNMR773	LEI	Brooke Life Insurance Company	Life insurance undertaking	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30046	Specific Code	Centre Capital Non-Qualified Investors IV AIV Orion, L.P.	Other	LP	Non-mutual	-	76.80%	76.80%	76.80%	-	Significant	76.80%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30055	Specific Code	CEP IV-A NMR AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30056	Specific Code	CEP IV-A WBCT AIV Limited Partnership	Other	LP	Non-mutual	-	31.91%	31.91%	31.91%	-	Significant	31.91%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30005	Specific Code	Five Hotel Holdings, LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30007	Specific Code	Hermitage Management LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30059	Specific Code	Jackson Charitable Foundation	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
US	5493001Z3ZE83NGK8Y12US30058	Specific Code	Jefferies Capital Partners V, L.P.	Other	LP	Non-mutual	-	21.92%	21.92%	21.92%	-	Significant	21.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30019	Specific Code	Murphy & Partners Fund, LP	Other	LP	Non-mutual	-	21.07%	21.07%	21.07%	-	Significant	21.07%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30045	Specific Code	Wynnefield Private Equity Partners I, L.P.	Other	LP	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30047	Specific Code	Centre Capital Non-Qualified Investors IV AIV-ELS, L.P.	Other	LP	Non-mutual	-	76.53%	76.53%	76.53%	-	Significant	76.53%	Included into scope of group supervision	-	Method 1: Adjusted equity method
CA	5493001Z3ZE83NGK8Y12CA30065	Specific Code	Clairvest Equity Partners IV-A Limited Partnership	Other	LP	Non-mutual	-	31.87%	31.87%	31.87%	-	Significant	31.87%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30066	Specific Code	CEP IV-A Davenport AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30073	Specific Code	Hudson Seasons, LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30068	Specific Code	Wynnefield Private Equity Partners II, L.P.	Other	LP	Non-mutual	-	99.00%	99.00%	99.00%	-	Dominant	99.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30048	Specific Code	Centre Capital Non-Qualified Investors IV AIV-RA, L.P.	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30049	Specific Code	Centre Capital Non-Qualified Investors IV, L.P.	Other	LP	Non-mutual	-	73.06%	73.06%	73.06%	-	Significant	73.06%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30050	Specific Code	Centre Capital Non-Qualified Investors V AIV-ELS LP	Other	LP	Non-mutual	-	73.16%	73.16%	73.16%	-	Significant	73.16%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30051	Specific Code	Centre Capital Non-Qualified Investors V LP	Other	LP	Non-mutual	-	67.16%	67.16%	67.16%	-	Significant	67.16%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30052	Specific Code	CEP IV-A Chicago AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30053	Specific Code	CEP IV-A CWV AIV Limited Partnership	Other	LP	Non-mutual	-	31.95%	31.95%	31.95%	-	Significant	31.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30054	Specific Code	CEP IV-A Indy AIV Limited Partnership	Other	LP	Non-mutual	-	31.92%	31.92%	31.92%	-	Significant	31.92%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30001	Specific Code	Allied Life Brokerage Agency, Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
																method
US	5493001Z3ZE83NGK8Y12US30018	Specific Code	Mission Plans of America, Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30025	Specific Code	PGDS (US One) LLC	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30037	Specific Code	REALIC of Jacksonville Plans, Inc.	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30038	Specific Code	ROP, Inc	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30041	Specific Code	Squire Capital I LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30042	Specific Code	Squire Capital II LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30043	Specific Code	Squire Reassurance Company LLC	Life insurance undertaking	LLC	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
KY	5493001Z3ZE83NGK8Y12KY30044	Specific Code	VFL International Life Company SPC, Ltd	Life insurance undertaking	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30063	Specific Code	Brier Capital LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30002	Specific Code	Curian Capital, LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30067	Specific Code	Squire Reassurance Company II, Inc	Reinsurance Undertaking	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30003	Specific Code	Curian Clearing LLC (Michigan)	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
																method
US	5493001Z3ZE83NGK8Y12US30004	Specific Code	First Dakota, Inc.	Other	Inc	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30013	Specific Code	Jackson National Asset Management LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
BM	5493001Z3ZE83NGK8Y12BM30014	Specific Code	Jackson National Life (Bermuda) Limited	Life insurance undertaking	Ltd	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Not included into scope of group supervision (art. 214 b)	2015-12-01	No inclusion in the scope of group supervision as defined in Art. 214 Directive 2009/138/EC
US	5493001Z3ZE83NGK8Y12US30015	Specific Code	Jackson National Life Distributors LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	5493001Z3ZE83NGK8Y12US30016	Specific Code	Jackson National Life Insurance Company	Life insurance undertaking	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
US	5493001Z3ZE83NGK8Y12US30017	Specific Code	Jackson National Life Insurance Company of New York	Life insurance undertaking	Inc	Non-mutual	Department of Insurance and Financial Services	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 2: Local rules
GB	549300JNYGDP2XOLWR47	LEI	Prudential (US Holdco 1) Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40011	Specific Code	Brooke Holdings (UK) (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Unlimited	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800OC9AO58CFCB338	LEI	M&G Group Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50013	Specific Code	Holborn Bars Nominees Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
JP	5493001Z3ZE83NGK8Y12JP50109	Specific Code	M&G Investments Japan Co., Ltd	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
ES	5493001Z3ZE83NGK8Y12ES50116	Specific Code	M&G RE Espana 2016 S.L.	Credit institution, investment firm and financial institution	S.L.	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50016	Specific Code	Infracapital (Bio) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50117	Specific Code	Genny GP 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50118	Specific Code	Genny GP 1 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50119	Specific Code	Infracapital (IT PPP) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50121	Specific Code	PGF Management Company (Ireland) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50122	Specific Code	Infracapital (AIRI) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50123	Specific Code	Infracapital (Sense) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50137	Specific Code	M&G RED SLP LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	44.00%	44.00%	44.00%	-	Significant	44.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50133	Specific Code	Infracapital Greenfield Partners I GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50134	Specific Code	PPM Managers Partnership CI VII (A) LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50135	Specific Code	M&G RED II SLP LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	28.00%	28.00%	28.00%	-	Significant	28.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50017	Specific Code	Infracapital (GC) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50136	Specific Code	M&G RED III SLP LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50138	Specific Code	M&G PFI Carry Partnership 2016 LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	25.00%	25.00%	25.00%	-	Significant	25.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB50139	Specific Code	Infracapital SLP II LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	34.00%	34.00%	34.00%	-	Dominant	34.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU50141	Specific Code	M&G International Investments SA	Credit institution, investment firm and financial institution	SA	Non-mutual	Financial Conduct	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
							Authority
GB	5493001Z3ZE83NGK8Y12GB50142	Specific Code	Infracapital Greenfield Partners 1 SLP GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50143	Specific Code	Digital Infrastructure Investment Partners GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	65.00%	65.00%	65.00%	-	Dominant	65.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50144	Specific Code	Digital Infrastructure Investment Partners GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50145	Specific Code	Digital Infrastructure Investment Partners SLP GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50146	Specific Code	Digital Infrastructure Investment Partners SLP GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50018	Specific Code	Infracapital (TLSB) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50147	Specific Code	Digital Infrastructure Investment Partners SLP GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50148	Specific Code	Green GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50149	Specific Code	Infracapital Greenfield Partners 1 SLP GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50150	Specific Code	Infracapital Greenfield Partners 1 SLP GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50151	Specific Code	Infracapital Greenfield Partners I Employee Feeder GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50152	Specific Code	Infracapital Partners III GP S.à r.l	Credit institution, investment firm and financial institution	Sarl	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50153	Specific Code	Infracapital RF GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	213800KHFEP1L58PDC25	LEI	M&G Luxembourg S.A	Credit institution, investment firm and financial institution	SA	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50155	Specific Code	Embankment GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50156	Specific Code	Embankment Nominee 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50019	Specific Code	Infracapital ABP GP Limited (In liquidation)	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50157	Specific Code	Embankment Nominee 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50163	Specific Code	George Digital GP 1 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50164	Specific Code	Infracapital Partners II Subholdings GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50165	Specific Code	Infracapital Greenfield Partners I Subholdings GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50166	Specific Code	Infracapital Greenfield Partners I SLP2 GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50167	Specific Code	Infracapital Greenfield DF GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50168	Specific Code	London Stone Investments F3 SP GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50169	Specific Code	London Stone Investments F3 Employee Feeder GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50170	Specific Code	London Stone Investments F3 I Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50171	Specific Code	London Stone Investments F3 II Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50020	Specific Code	Infracapital CI II Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50158	Specific Code	Infracapital (Belmond) GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50159	Specific Code	George Digital GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK	Specific	George Digital GP 2	Credit institution, investment	Ltd	Non-mutual	Financial	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1:

Solvency and Financial Condition Report 2017   Prudential plc    122

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	8Y12UK50160	Code	Limited	firm and financial institution			Conduct Authority							of group supervision		Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50161	Specific Code	Infracapital Greenfield Partners I Subholdings GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12UK50162	Specific Code	Infracapital Partners II Subholdings GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493004QVQRB9WKG8O58	LEI	Digital Infrastructure Investment Partners LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB20130	Specific Code	Edinburgh Park (Management) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	0.00%	0.00%	-	Significant	0.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	222100DWJ6OL4YCX4S28	LEI	M&G (Lux) Investment Funds 1 - M&G (Lux) Floating Rate High Yield Solution	Credit institution, investment firm and financial institution	SICAV-FIS	Non-mutual	Financial Conduct Authority	93.99%	93.99%	93.99%	-	Dominant	93.99%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493008V2FT9PTFUYH27	LEI	M&G Investment Funds (10) - M&G Absolute Return Bond Fund	Credit institution, investment firm and financial institution	OEIC	Non-mutual	Financial Conduct Authority	50.23%	50.23%	50.23%	-	Dominant	50.23%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300PQBJWVUBZ05178	LEI	M&G Investment Funds (10) - M&G Global Listed Infrastructure Fund	Credit institution, investment firm and financial institution	OEIC	Non-mutual	Financial Conduct Authority	64.83%	64.83%	64.83%	-	Dominant	64.83%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50021	Specific Code	Infracapital DF II GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50177	Specific Code	M&G PFI 2018 GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50178	Specific Code	M&G PFI 2018 GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50179	Specific Code	M&G PFI 2018 GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300MW6PSOJLF67Z41	LEI	M&G PFI Partnership 2018 LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB60015	Specific Code	M&G Real Estate UK Enhanced Value LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK	Specific	Selly Oak Shopping	Credit institution, investment	Ltd	Non-mutual	Financial	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1:

Solvency and Financial Condition Report 2017   Prudential plc    123

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	8Y12GB50180	Code	Park (Nominee 1) Limited	firm and financial institution			Conduct Authority							of group supervision		Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50181	Specific Code	Selly Oak Shopping Park (Nominee 2) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50182	Specific Code	Innisfree M&G PPP LP	Credit institution, investment firm and financial institution	LP	Non-mutual	Financial Conduct Authority	62.22%	62.22%	62.22%	-	Dominant	62.22%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50022	Specific Code	Infracapital DF II Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50024	Specific Code	Infracapital Employee Feeder GP 1 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50025	Specific Code	Infracapital Employee Feeder GP 2 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50004	Specific Code	Calvin F1 GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50026	Specific Code	Infracapital Employee Feeder GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50027	Specific Code	Infracapital F1 GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50028	Specific Code	Infracapital F2 GP1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50029	Specific Code	Infracapital F2 GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50030	Specific Code	Infracapital GP 1 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50031	Specific Code	Infracapital GP 2 LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50032	Specific Code	Infracapital GP II Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50033	Specific Code	Infracapital GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50034	Specific Code	Infracapital Greenfield Partners I GP 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB50035	Specific Code	Infracapital Greenfield Partners I GP 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50005	Specific Code	Calvin F2 GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50037	Specific Code	Infracapital Long Term Income Partners GP 1 Limited (In liquidation)	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50038	Specific Code	Infracapital Long Term Income Partners GP 2 Limited (In liquidation)	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50039	Specific Code	Infracapital Long Term Income Partners GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50041	Specific Code	Infracapital Sisu GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50042	Specific Code	Infracapital SLP II GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50043	Specific Code	Infracapital SLP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	2138007725YD65U15F53	LEI	Innisfree M&G PPP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	35.00%	35.00%	35.00%	-	Significant	35.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	213800BKDGDFPWZ9I567	LEI	M&G (Guernsey) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300ZIIULAZVZYPH61	LEI	M&G Alternatives Investment Management Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
JE	5493001Z3ZE83NGK8Y12JE50006	Specific Code	Canada Property (Trustee) No 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300FZ6A1KPBVDIL49	LEI	M&G Financial Services Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50048	Specific Code	M&G Founders 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
KY	5493001Z3ZE83NGK8Y12KY50049	Specific Code	M&G General Partner Inc.	Credit institution, investment firm and financial institution	Inc	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50050	Specific Code	M&G IMPPP 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493003XUQSTH1EFZC63	LEI	M&G International Investments Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50052	Specific Code	M&G International Investments Nominees Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CH	213800W2WT4VU6ZYLQ18	LEI	M&G International Investments Switzerland AG	Credit institution, investment firm and financial institution	AG	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	BFM4HY1ZHOCH3K3E4934	LEI	M&G Investment Management Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	213800ES49236T3NQN10	LEI	M&G Investments (Hong Kong) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	21380025WDEGTPM9NX11	LEI	M&G Investments (Singapore) Pte. Ltd.	Credit institution, investment firm and financial institution	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50007	Specific Code	Canada Property Holdings Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50057	Specific Code	M&G Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800QNOSWGOPB5UV85	LEI	M&G Management Services Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800G466CCYQACXV49	LEI	M&G Nominees Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50060	Specific Code	M&G Platform Nominees Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	5493001Z3ZE83NGK8Y12SG50062	Specific Code	M&G Real Estate Asia Holding Company Pte.ltd	Credit institution, investment firm and financial institution	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	213800FAISWOSU2EQK07	LEI	M&G Real Estate Asia PTE. Ltd	Credit institution, investment firm and financial institution	Pte Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	213800Z48ASVKSJTGD29	LEI	M&G Real Estate Funds Management	Credit institution, investment firm and financial institution	Sarl	Non-mutual	Financial Conduct	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2017   Prudential plc    126

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			S.a.r.l.				Authority
JP	213800VTT28ET4O1PV50	LEI	M&G Real Estate Japan Co. Ltd	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
KR	213800ZFUE19ABTOJS32	LEI	M&G Real Estate Korea Co. Ltd	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50008	Specific Code	Falan GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50067	Specific Code	M&G Real Estate Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50068	Specific Code	M&G RED Employee Feeder GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50069	Specific Code	M&G RED GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50070	Specific Code	M&G RED II Employee Feeder GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50071	Specific Code	M&G RED II GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50072	Specific Code	M&G RED II SLP GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50073	Specific Code	M&G RED III Employee Feeder GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GG	5493001Z3ZE83NGK8Y12GG50074	Specific Code	M&G RED III GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50075	Specific Code	M&G RED III SLP GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50076	Specific Code	M&G RED SLP GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50010	Specific Code	Greenpark (Reading) General Partner Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50077	Specific Code	M&G RPF GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK	Specific	M&G RPF Nominee	Credit institution, investment	Ltd	Non-mutual	Financial	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1:

Solvency and Financial Condition Report 2017   Prudential plc    127

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	8Y12GB50078	Code	1 Limited	firm and financial institution			Conduct Authority							of group supervision		Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50079	Specific Code	M&G RPF Nominee 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800TFNC2ZYHSGTN11	LEI	M&G Securities Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
IE	5493001Z3ZE83NGK8Y12IE50081	Specific Code	M&G SIF Management Company (Ireland) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50082	Specific Code	M&G UK Property GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50083	Specific Code	M&G UK Property Nominee 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50084	Specific Code	M&G UK Property Nominee 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50085	Specific Code	M&G UKCF II GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50086	Specific Code	PPM Capital (Holdings) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50011	Specific Code	Greenpark (Reading) Nominee No. 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50087	Specific Code	PPM Managers GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	5493001Z3ZE83NGK8Y12HK50088	Specific Code	PPM Ventures (Asia) Limited (In liquidation)	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50089	Specific Code	Prudential / M&G UKCF GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50090	Specific Code	Prudential GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50091	Specific Code	Prudential Greenfield GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50092	Specific Code	Prudential Greenfield GP1	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2017   Prudential plc    128

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			Limited				Authority
GB	5493001Z3ZE83NGK8Y12GB50093	Specific Code	Prudential Greenfield GP2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50094	Specific Code	Prudential Greenfield SLP GP LLP	Credit institution, investment firm and financial institution	LLP	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
ZA	5493001Z3ZE83NGK8Y12ZA50095	Specific Code	Prudential Portfolio Managers (South Africa) (Pty) Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	49.99%	49.99%	49.99%	-	Significant	49.99%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50096	Specific Code	Prudential Property Investment Managers Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50012	Specific Code	Greenpark (Reading) Nominee No. 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50097	Specific Code	Prudential Trustee Company Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300VDPV8QUEZVO116	LEI	Prudential Unit Trusts Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50099	Specific Code	Rift GP 1 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50100	Specific Code	Rift GP 2 Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50101	Specific Code	Stableview Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800HRBQVXRWD41A27	LEI	Staple Nominees Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50103	Specific Code	The First British Fixed Trust Company Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50107	Specific Code	Genny GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50108	Specific Code	GGE GP Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Financial Conduct Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	213800FDESRJ7QGRO709	LEI	Prudential Group Holdings Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    129

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB40006	Specific Code	Prudential Five Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40007	Specific Code	Prudential Group Secretarial Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40008	Specific Code	Prudential International Staff Pensions Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40009	Specific Code	Prudential IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40010	Specific Code	Prudential Staff Pensions Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	0.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001Z3ZE83NGK8Y12GB40020	Specific Code	M&G Prudential Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40021	Specific Code	Pru Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40022	Specific Code	Prudential Portfolio Managers Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40023	Specific Code	Prudential Nominees Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40024	Specific Code	Prudence Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40025	Specific Code	Prudential Venture Managers Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	213800J4IDR5UAAWL355	LEI	Prudential Property Holding Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    130

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
GB	5493001Z3ZE83NGK8Y12GB40001	Specific Code	GS Twenty Two Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IM	5493001Z3ZE83NGK8Y12IM40002	Specific Code	Holtwood Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	5493001Z3ZE83NGK8Y12GB40003	Specific Code	Hyde Holdco 1 Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IE	5493001Z3ZE83NGK8Y12IE40004	Specific Code	Livicos Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
AU	5493001Z3ZE83NGK8Y12AU40005	Specific Code	Prudential Corporation Australasia Holdings Pty Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Pty Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	549300KDOPLFHAW51H26	LEI	Prudential Corporation Holdings Limited	Mixed-activity insurance holding company as defined in Article 212(1) (g) of Directive 2009/138/EC	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MU	5493001Z3ZE83NGK8Y12MU10001	Specific Code	Eastspring Investments India Consumer Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10002	Specific Code	Eastspring Investments India Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10003	Specific Code	Eastspring Investments India Infrastructure Equity Open Limited	Other	Ltd	Non-mutual	-	100.00%	0.00%	100.00%	0% economic benefit	Significant	0.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MU	5493001Z3ZE83NGK8Y12MU10007	Specific Code	Prudential Mauritius Holdings Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
KY	5493001Z3ZE83NGK8Y12KY10010	Specific Code	Eastspring Real Assets Partners	Other	LP	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
CN	213800CKLWDCE5SPNX91	LEI	CITIC-Prudential Life Insurance Company Limited	Life insurance undertaking	Ltd	Non-mutual	China Insurance Regulatory Commission	50.00%	50.00%	50.00%	-	Significant	50.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	2138001KLYON8RC	LEI	Prudential Property	Ancillary services	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1: Full

Solvency and Financial Condition Report 2017   Prudential plc    131

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	5KU34		Services Limited	undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35										of group supervision		consolidation
GB	CHW8NHK268SFPTV63Z64	LEI	Prudential Capital plc	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	PLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	549300GLZGEGEQY0TJ64	LEI	Prudential Capital Holding Company Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
SG	549300MWP9XNST2HB451	LEI	Prudential Capital (Singapore) Pte. Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Pte Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
GB	5493001Z3ZE83NGK8Y12GB50104	Specific Code	Prudential Investments Limited	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50105	Specific Code	Prudential Credit Opportunities GP S.A.R.L.	Non-regulated undertaking carrying out financial activities as defined in Article 1 (52) of Delegated Regulation (EU) 2015/35	SARL	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
LU	5493001Z3ZE83NGK8Y12LU50140	Specific Code	Prudential Loan Investments GP S.A.R.L.	Other	Sarl	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	213800WLLX72KF2BWG41	LEI	BOCI - Prudential Asset Management Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%	-	Significant	36.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
HK	213800J2IAOOH68K8A76	LEI	BOCI - Prudential Trustee Limited	Credit institution, investment firm and financial institution	Ltd	Non-mutual	Securities and Futures Commission of Hong Kong	36.00%	36.00%	36.00%	-	Significant	36.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CN	2138008VPZBXEN4VIA76	LEI	CITIC-Prudential Fund Management Co., Ltd.	Credit institution, investment firm and financial institution	Ltd	Non-mutual	China Securities Regulatory Commission	49.00%	49.00%	49.00%	-	Significant	49.00%	Included into scope of group supervision	-	Method 1: Sectoral rules
CN	213800GX7KTF943OVN58	LEI	CITIC-CP Asset Management	Credit institution, investment firm and financial institution	Ltd	Non-mutual	China Securities	26.95%	26.95%	26.95%	-	Significant	26.95%	Included into scope of group supervision	-	Method 1: Sectoral rules

Solvency and Financial Condition Report 2017   Prudential plc    132

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
			Company Limited				Regulatory Commission
GB	549300THPKSTF3PVJH59	LEI	CF Prudential European QIS Fund	Other	QIS	Non-mutual	-	97.68%	97.68%	97.68%	-	Dominant	97.68%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493007H6U0V9QP44023	LEI	M&G European Credit Investment Fund	Other	SICAV-FIS	Non-mutual	-	99.98%	99.98%	99.98%	-	Dominant	99.98%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001YZ1EWO3D2OP92	LEI	M&G Global Credit Investment Fund	Other	SICAV-FIS	Non-mutual	-	67.28%	67.28%	67.28%	-	Dominant	67.28%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FLN5QWVQGRGQ35	LEI	M&G European Property Fund SICAV-FIS	Other	SICAV-FIS	Non-mutual	-	51.86%	51.86%	51.86%	-	Dominant	51.86%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300GTB435DIFOTP40	LEI	M&G Asia Property Fund	Other	SICAV-FIS	Non-mutual	-	54.49%	54.49%	54.49%	-	Dominant	54.49%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300FOCI4SMOSPII72	LEI	Prudential Dynamic Focused 20 - 55 Portfolio	Other	OEIC	Non-mutual	-	42.94%	42.94%	42.94%	-	Dominant	42.94%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300FH80NGSGJZ6T14	LEI	M&G European High Yield Credit Investment Fund	Other	Part I UCITS SICAV	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300VDVU2VXLPTK549	LEI	Prudential Dynamic Focused 40-80 Portfolio	Other	OEIC	Non-mutual	-	28.38%	28.38%	28.38%	-	Significant	28.38%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300GTWVOZRP4T5U28	LEI	Prudential Dynamic Focused 60-100 Portfolio	Other	OEIC	Non-mutual	-	31.01%	31.01%	31.01%	-	Dominant	31.01%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60012	Specific Code	M&G European Secured Property Income Fund	Other	UT	Non-mutual	-	22.97%	22.97%	22.97%	-	Dominant	22.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300IYMZOMGU289Y25	LEI	Eastspring Investments - Asian Local Bond Fund	Other	SICAV-FIS	Non-mutual	-	97.95%	97.95%	97.95%	-	Dominant	97.95%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300N9SNUAIFOYDI51	LEI	CF Prudential Pacific Markets Trust Fund	Other	UT	Non-mutual	-	97.96%	97.96%	97.96%	-	Dominant	97.96%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493008KPE43OH6L0B76	LEI	Eastspring Investments - Asian Smaller Companies Fund	Other	SICAV-FIS	Non-mutual	-	99.69%	99.69%	99.69%	-	Dominant	99.69%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300T9BURP81FE3140	LEI	Eastspring Investments - Asian Total Return Bond Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300I12ZNRM45	LEI	Eastspring	Other	SICAV-	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope	-	Method 1:

Solvency and Financial Condition Report 2017   Prudential plc    133

Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
	WN289		Investments - Developed and Emerging Asia Equity Fund		FIS									of group supervision		Adjusted equity method
LU	549300WH17GSWHDDF354	LEI	Eastspring Investments - Global Emerging Markets Customized Equity Fund	Other	SICAV-FIS	Non-mutual	-	99.90%	99.90%	99.90%	-	Dominant	99.90%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	549300PRNN1UOMEMAD71	LEI	Eastspring Investments - Global Emerging Markets Dynamic Fund	Other	SICAV-FIS	Non-mutual	-	96.48%	96.48%	96.48%	-	Dominant	96.48%	Included into scope of group supervision	-	Method 1: Adjusted equity method
LU	5493001Z3ZE83NGK8Y12LU60013	Specific Code	Eastspring Investments - US Equity Income Fund	Other	SICAV-FIS	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300YONUB50QTV2G77	LEI	M&G Pan European Dividend Fund	Other	OEIC	Non-mutual	-	25.74%	25.74%	25.74%	-	Significant	25.74%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300FMPC17BKDTCM68	LEI	M&G European Strategic Value Fund	Other	OEIC	Non-mutual	-	71.25%	71.25%	71.25%	-	Dominant	71.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
US	4SX4VTE3KHCLWBXE5W94	LEI	JNL Strategic Income Fund LLC	Other	LLC	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
IE	5493006LDY5I4K1U7Y37	LEI	Lion Credit Opportunity Fund plc - Credit Opportunity Fund XV	Other	PLC	Non-mutual	-	99.98%	99.98%	99.98%	-	Dominant	99.98%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493002LPXH8M4JBJ851	LEI	CF Prudential Japanese QIS Fund	Other	QIS	Non-mutual	-	97.64%	97.64%	97.64%	-	Dominant	97.64%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300RDJMZATGRI6Q57	LEI	M&G Episode Defensive Fund	Other	OEIC	Non-mutual	-	91.64%	91.64%	91.64%	-	Dominant	91.64%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300CCVWSAA78JJ581	LEI	M&G Global Corporate Bond Fund	Other	OEIC	Non-mutual	-	31.25%	31.25%	31.25%	-	Dominant	31.25%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300KBTRWWDKVVOJ54	LEI	M&G Dividend Fund	Other	OEIC	Non-mutual	-	55.09%	55.09%	55.09%	-	Dominant	55.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300M1TZWEHJE37C20	LEI	M&G European Select Fund	Other	OEIC	Non-mutual	-	39.97%	39.97%	39.97%	-	Dominant	39.97%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300KOBD7CQTVOR134	LEI	M&G Episode Macro Fund	Other	OEIC	Non-mutual	-	22.83%	22.83%	22.83%	-	Dominant	22.83%	Included into scope of group supervision	-	Method 1: Adjusted equity

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
																method
GB	549300JXS02SDDJZHX04	LEI	M&G Gilt & Fixed Interest Income Fund	Other	OEIC	Non-mutual	-	45.22%	45.22%	45.22%	-	Dominant	45.22%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300EKTBQGGEHMC520	LEI	M&G Global Leaders Fund	Other	OEIC	Non-mutual	-	24.91%	24.91%	24.91%	-	Significant	24.91%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	EUD52IXSE428CCGU5C28	LEI	M&G Managed Growth Fund	Other	OEIC	Non-mutual	-	26.14%	26.14%	26.14%	-	Significant	26.14%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300DWKPOX3P1RIJ10	LEI	CF Prudential North American QIS Fund	Other	QIS	Non-mutual	-	98.33%	98.33%	98.33%	-	Dominant	98.33%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GG	549300FEFNTKM50NRC34	LEI	The Car Auction Unit Trust	Other	UT	Non-mutual	-	50.00%	50.00%	50.00%	-	Dominant	50.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493001KTZOMLRZ8AJ37	LEI	M&G Global Select Fund	Other	UT	Non-mutual	-	20.09%	20.09%	20.09%	-	Significant	20.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300TF2NQX3VRVQR58	LEI	M&G Corporate bond Fund	Other	UT	Non-mutual	-	25.71%	25.71%	25.71%	-	Significant	25.71%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300DJ43QIH72GYQ52	LEI	CF Prudential UK Growth QIS Fund	Other	QIS	Non-mutual	-	94.27%	94.27%	94.27%	-	Dominant	94.27%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493006Y42NL3VIZDX15	LEI	Prudential Dynamic Focused 0-30 Portfolio	Other	OEIC	Non-mutual	-	61.66%	61.66%	61.66%	-	Dominant	61.66%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300LQFO5UKO80O650	LEI	Prudential Dynamic 40-80 Portfolio	Other	OEIC	Non-mutual	-	38.09%	38.09%	38.09%	-	Dominant	38.09%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	5493006W7LY28KGUSB46	LEI	Prudential Dynamic 20 - 55 Portfolio	Other	OEIC	Non-mutual	-	36.60%	36.60%	36.60%	-	Dominant	36.60%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300UI6ET9TLZ65L17	LEI	Prudential Dynamic 60-100 Portfolio	Other	OEIC	Non-mutual	-	35.42%	35.42%	35.42%	-	Dominant	35.42%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300U1Z88JJD6OW296	LEI	Prudential Dynamic 10-40 Portfolio	Other	OEIC	Non-mutual	-	31.51%	31.51%	31.51%	-	Dominant	31.51%	Included into scope of group supervision	-	Method 1: Adjusted equity method
GB	549300Q0ZPRDES44QI46	LEI	Prudential Dynamic 0-30 Portfolio	Other	OEIC	Non-mutual	-	29.81%	29.81%	29.81%	-	Significant	29.81%	Included into scope of group supervision	-	Method 1: Adjusted equity method
HK	5493001Z3ZE83NGK8Y12HK10006	Specific Code	PCA IP Services Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

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Quantitative Reporting Templates (QRTs)

								Criteria of Influence						Inclusion in the scope of Group supervision		Group solvency calculation
Country	Identification code of the undertaking	Type of code of the ID of the undertaking	Legal name of the undertaking	Type of undertaking	Legal form	Category (mutual/non mutual)	Supervisory Authority	% Capital Share	% Used for the establishment of accounting consolidated accounts	% Voting rights	Other criteria	Level of influence	Proportional Share used for group solvency calculation	Inclusion in the scope of Group supervision	Date of decision if art. 214 is applied	Method chosen and under method 1, treatment of the undertaking
C0010	C0020	C0030	C0040	C0050	C0060	C0070	C0080	C0180	C0190	C0200	C0210	C0220	C0230	C0240	C0250	C0260
HK	5493001Z3ZE83NGK8Y12HK10008	Specific Code	PVFC Financial Limited	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	5493001Z3ZE83NGK8Y12SG10009	Specific Code	Scotts Spazio Pte. Ltd.	Other	Ltd	Non-mutual	-	45.00%	45.00%	45.00%	-	Significant	45.00%	Included into scope of group supervision	-	Method 1: Adjusted equity method
MY	2138009482OVKYUNQO55	LEI	Prudential BSN Takaful Berhad	Composite undertaking	Bhd	Non-mutual	Bank Negara Malaysia	49.00%	70.00%	49.00%	70% economic benefit	Significant	70.00%	Included into scope of group supervision	-	Method 1: Proportional consolidation
GB	8IUGZ4RSNMJG05397M84	LEI	The Prudential Assurance Company Limited	Life insurance undertaking	Ltd	Non-mutual	Prudential Regulation Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
IE	635400T4W5MRQTBLGQ38	LEI	Prudential International Assurance plc	Life insurance undertaking	PLC	Non-mutual	Central Bank of Ireland	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
GB	KI2V9RUICHQRQSOIN286	LEI	Prudential Retirement Income Limited (In liquidation)	Ancillary services undertaking as defined in Article 1 (53) of Delegated Regulation (EU) 2015/35	Ltd	Non-mutual	-	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
HK	549300PJZTAF9K0M8127	LEI	Prudential Hong Kong Limited	Life insurance undertaking	Ltd	Non-mutual	Insurance Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
SG	549300CNLB266J8MCM30	LEI	Prudential Assurance Company Singapore (Pte) Limited	Life insurance undertaking	Pte Ltd	Non-mutual	Monetary Authority of Singapore	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
MY	213800I84NGIJSQHIT74	LEI	Prudential Assurance Malaysia Berhad	Composite undertaking	Bhd	Non-mutual	Bank Negara Malaysia	51.00%	100.00%	51.00%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
TW	549300WD2MNWUSUEBE84	LEI	PCA Life Assurance Company Limited	Life insurance undertaking	Ltd	Non-mutual	Financial Supervisory Commission	99.79%	100.00% including 0.21% of external interest	99.79%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
VN	2138005CFOQ81HKLI320	LEI	Prudential Vietnam Assurance Private Limited	Life insurance undertaking	Ltd	Non-mutual	Insurance Supervisory Authority	100.00%	100.00%	100.00%	-	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation
ID	21380019LD1QA1IY1Y94	LEI	PT. Prudential Life Assurance	Life insurance undertaking	PT	Non-mutual	Indonesia Financial Services Authority	94.62%	100.00%	94.62%	100% economic benefit	Dominant	100.00%	Included into scope of group supervision	-	Method 1: Full consolidation

Solvency and Financial Condition Report 2017   Prudential plc    136

Forward Looking Statements

This document may contain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential’s actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, the timing, costs and successful implementation of the demerger described herein; the future trading value of the shares of Prudential plc and the trading value and liquidity of the shares of the to-be-listed M&G Prudential business following such demerger; future market conditions, including fluctuations in interest rates and exchange rates the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives; the political, legal and economic effects of the UK’s decision to leave the European Union; the impact of continuing designation as a Global Systemically Important Insurer or ‘G-SII’; the impact of competition, economic uncertainty, inflation and deflation; the effect on Prudential’s business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal projects and other strategic actions failing to meet their objectives; disruption to the availability, confidentiality or integrity of Prudential’s IT systems (or those of its suppliers); the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal and regulatory actions, investigations and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential’s actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential’s forward-looking statements can be found under the ‘Risk Factors’ heading in its most recent Annual Report and the ‘Risk Factors’ heading of Prudential’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the ‘Risk Factors’ heading of any subsequent Prudential Half Year Financial Report. Prudential’s most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 May 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: s/ Mark FitzPatrick

Name: Mark FitzPatrick
Title: Chief Financial Officer